FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	2Q 2016 Results

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Franklin Moreira Gonçalves
Name: Franklin Moreira Gonçalves Title: Acting Chief Finance and Investor Relations Officer

Date: December 23, 2016

1. 2Q 2016 RESULTS

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AT JUNE 30, 2016 AND DECEMBER 31, 2015

ASSETS

(In thousands of Brazilian Reais – R$)

	Note	Consolidated (Unaudited)		Holding company (Unaudited)
		June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented	June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented
CURRENT
Cash and cash equivalents	5	1,500,415	924,632	280,338	256,484
Marketable securities	6	932,321	2,426,746	88,804	127,390
Consumers and traders; Concession holders – Transport of electricity	7	3,294,449	3,764,477	—	—
Financial assets of the concession	12	997,954	873,699	—	—
Recoverable taxes	8	193,070	175,330	4,818	4,821
Income tax and Social Contribution taxes recoverable	9a	385,650	305,829	—	—
Dividends receivable		34,436	62,025	445,811	1,004,796
Linked funds		1,047	162	132	133
Inventories		40,817	37,264	12	10
Advance to suppliers	26	51,397	87,241	—	—
Energy Development Account (CDE)	11	63,751	71,695	—	—
Other		660,875	647,638	13,225	10,224

TOTAL, CURRENT		8,156,182	9,376,738	833,140	1,403,858
NON-CURRENT
Marketable securities	6	54,402	83,566	1,711	2,275
Advance to suppliers	26	110,042	60,000	—	—
Consumers and traders; Concession holders – Transport of electricity	7	139,491	133,691	—	—
Recoverable taxes	8	253,892	257,851	6,570	6,570
Income tax and Social Contribution tax recoverable	9a	177,330	205,620	177,330	205,620
Deferred income tax and Social Contribution tax	9b	1,653,023	1,498,479	917,142	778,120
Escrow deposits	10	1,873,767	1,813,341	506,658	483,264
Other		812,931	807,724	21,112	23,255
Financial assets of the concession	12	5,090,698	2,659,805	—	—
Investments	13	10,077,908	9,744,847	14,316,007	13,412,081
Property, plant and equipment	14	3,848,629	3,940,323	2,426	2,177
Intangible assets	15	10,487,061	10,275,104	1,868	1,918

TOTAL, NON-CURRENT		34,579,174	31,480,351	15,950,824	14,915,280

TOTAL ASSETS		42,735,356	40,857,089	16,783,964	16,319,138

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AT JUNE 30, 2016 AND DECEMBER 31, 2015

LIABILITIES

(In thousands of Brazilian Reais – R$)

	Note	Consolidated (Unaudited)		Holding company (Unaudited)
		June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented	June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented
Suppliers	16	1,565,749	1,901,153	5,915	8,765
Regulatory charges	19	433,294	516,983	—	—
Employees’ and managers’ profit shares		15,652	114,031	920	7,986
Taxes and charges	17a	671,608	740,113	26,242	53,123
Income tax and Social Contribution tax	17b	13,011	10,646	—	—
Interest on Equity, and dividends, payable	22	572,872	1,306,815,	572,641	1,306,584
Loans, financings and debentures	18	4,618,734	6,300,359	—	—
Payroll and related charges		276,302	220,573	12,408	10,382
Post-retirement obligations	20	185,785	166,990	10,199	9,139
Concessions payable		2,900	2,811	—	—
Concession Grant Fee – Auction 12/2015	12	827,921	—	—	—
Financial liabilities of the concession	12	41,507	—	—	—
Financial instruments – Put options	13	1,679,455	1,245,103	1,679,455	1,245,103
Other obligations		480,412	548,495	3,921	5,200

TOTAL, CURRENT		11,385,202	13,074,072	2,311,701	2,646,282
NON-CURRENT
Regulatory charges	19	303,176	226,413	—	—
Loans, financings and debentures	18	10,829,029	8,866,178	—	—
Taxes and charges	17a	740,111	739,711	—	—
Deferred income tax and Social Contribution tax	9b	854,179	689,247	—	—
Post-retirement obligations	20	3,173,491	3,086,381	307,624	294,052
Concessions payable		19,119	18,578	—	—
Provisions	21	785,346	754,573	312,799	335,134
Financial liabilities of the concession	12	411,244	—	—	—
Financial instruments – Put options	13	173,625	147,614	—	—
Other obligations		262,667	266,646	57,816	59,972

TOTAL, NON-CURRENT		17,551,987	14,795,341	678,239	689,158

TOTAL LIABILITIES		28,937,189	27,869,413	2,989,940	3,335,440
STOCKHOLDERS’ EQUITY	22
Share capital		6,294,208	6,294,208	6,294,208	6,294,208
Capital reserves		1,924,503	1,924,503	1,924,503	1,924,503
Profit reserves		5,285,253	4,662,723	5,285,253	4,662,723
Equity valuation adjustments		61,082	102,264	61,082	102,264
Retained earnings		228,978	—	228,978	—

EQUITY ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS		13,794,024	12,983,698	13,794,024	12,983,698

EQUITY ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDER		4,143	3,978	—	—

STOCKHOLDERS’ EQUITY		13,798,167	12,987,676	13,794,024	12,983,698

TOTAL LIABILITIES AND EQUITY		42,735,356	40,857,089	16,783,964	16,319,138

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

R$ ‘000 (except Net profit per share)

	Note	Consolidated (Unaudited)		Holding company (Unaudited)
		Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
NET REVENUE	23	9,205,807	11,241,759	453	161
OPERATING COSTS
COST OF ELECTRICITY AND GAS	24
Electricity purchased for resale		(3,956,110)	(4,733,681)	—	—
Charges for use of the National Grid		(525,912)	(492,643)	—	—
Gas bought for resale		(427,009)	(523,922)	—	—

		(4,909,031)	(5,750,246)	—	—
OTHER COSTS	24
Personnel and managers		(683,827)	(539,889)	—	—
Materials		(17,088)	(24,813)	—	—
Raw materials and inputs for production of electricity		(27)	(74,971)	—	—
Outsourced services		(353,972)	(360,189)	—	—
Depreciation and amortization		(382,969)	(416,652)	—	—
Operating provisions		(86,834)	(77,903)	—	—
Infrastructure construction cost		(583,733)	(499,663)	—	—
Other		(38,936)	(104,733)	—	—

		(2,147,386)	(2,098,813)	—	—
TOTAL COST		(7,056,417)	(7,849,059)	—	—
GROSS PROFIT		2,149,390	3,392,700	453	161
OPERATING EXPENSES	24
Selling expenses		(174,566)	(58,077)	—	—
G&A expenses		(309,029)	(276,265)	(21,291)	(25,983)
Operating provisions		(472,212)	(137,025)	(446,201)	(137,025)
Other operational expenses		(286,341)	(369,216)	(23,537)	(20,322)

		(1,242,148)	(840,583)	(491,029)	(183,330)
Equity method gain (loss)	13	14,042	95,810	502,706	2,130,839
Fair value gain (loss) on stockholding transaction	13	—	734,530	—	—
Operational profit before Financial income (expenses) and taxes		921,284	3,382,457	12,130	1,947,670
Financial revenues	25	609,260	524,855	71,455	13,422
Financial expenses	25	(1,233,847)	(1,049,886)	(3,204)	(3,698)

Profit before income tax and Social Contribution tax		296,697	2,857,426	80,381	1,957,394
Current income tax and Social Contribution taxes	9c	(78,867)	(745,033)	(12,237)	—
Deferred income tax and Social Contribution tax	9c	(10,499)	(93,502)	139,022	61,220

PROFIT (LOSS) FOR THE PERIOD		207,331	2,018,891	207,166	2,018,614

Total of net profit for the year attributed to:
Interest of the controlling stockholders		207,166	2,018,614	207,166	2,018,614
Interest of non-controlling stockholder		165	277	—	—

		207,331	2,018,891	207,166	2,018,614

Basic and diluted profit per preferred share	22	0.16	1.60	0.16	1.60
Basic and diluted profit per common share	22	0.16	1.60	0.16	1.60

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(In thousands of Brazilian Reais – R$ – except Net profit per share)

	Note	Consolidated (Unaudited)		Holding company (Unaudited)
		2Q16	2Q15	2Q16	2Q15
NET REVENUE	23	4,754,147	5,392,480	88	81
OPERATING COSTS
COST OF ELECTRICITY AND GAS	24
Electricity purchased for resale		(2,024,749)	(2,312,277)	—	—
Charges for use of the National Grid		(267,206)	(251,254)	—	—
Gas bought for resale		(189,146)	(261,914)	—	—

		(2,481,101)	(2,825,445)	—	—
OTHER COSTS	24
Personnel and managers		(354,752)	(272,821)	—	—
Materials		(11,909)	(14,261)	—	—
Raw materials and inputs for production of electricity		(9)	2,547	—	—
Outsourced services		(197,911)	(185,997)	—	—
Depreciation and amortization		(197,950)	(175,813)	—	—
Operating provisions		(6,352)	(69,427)	—	—
Infrastructure construction cost		(348,712)	(266,090)	—	—
Other		(30,279)	(79,025)	—	—

		(1,147,874)	(1,060,887)	—	—
TOTAL COST		(3,628,975)	(3,886,332)	—	—
GROSS PROFIT		1,125,172	1,506,148	88	81
OPERATING EXPENSES	24
Selling expenses		(98,303)	(31,377)	—	—
G&A expenses		(103,138)	(132,124)	(9,239)	(10,748)
Operating provisions		(377,187)	(137,025)	(360,667)	(137,025)
Other operational expenses		(141,527)	(160,655)	(10,338)	(943)

		(720,155)	(461,181)	(380,244)	(148,716)
Equity method gain (loss)	13	71,969	5,718	439,272	631,078
Operational profit before Financial income (expenses) and taxes		476,986	1,050,685	59,116	482,443
Financial revenues	25	390,398	242,751	48,924	7,468
Financial expenses	25	(602,427)	(494,332)	(1,345)	(1,716)

Profit before income tax and Social Contribution tax		264,957	799,104	106,695	488,195
Current income tax and Social Contribution taxes	9c	(7,075)	(286,276)	(10,583)	—
Deferred income tax and Social Contribution tax	9c	(55,758)	21,436	105,935	45,937

PROFIT (LOSS) FOR THE PERIOD		202,124	534,264	202,047	534,132

Total of net profit for the year attributed to:
Interest of the controlling stockholders		202,047	534,132	202,047	534,132
Interest of non-controlling stockholder		77	132	—	—

		202,124	534,264	202,047	534,132

Basic and diluted profit per preferred share	22	0.16	0.42	0.16	0.42
Basic and diluted profit per common share	22	0.16	0.42	0.16	0.42

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(In thousands of Brazilian Reais – R$)

	Consolidated (Unaudited)		Holding company (Unaudited)
	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
PROFIT (LOSS) FOR THE PERIOD	207,331	2,018,891	207,166	2,018,614
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to the Profit and loss account
Adjustment of actuarial liabilities – restatement of obligations of defined benefit plans, net of taxes	(115)	(118)	—	—
Equity gain on Other comprehensive income in jointly-controlled subsidiary	6,803	—	6,688	—

	6,688	(118)	6,688	—
Items that may be reclassified to the Profit and loss account
Exchange differences on Equity gain (loss) on Other comprehensive income in jointly-controlled subsidiary	(26,048)	11,626	(26,058)	11,592
Foreign exchange conversion differences on transactions outside Brazil	(10)	84	—	—

	(26,058)	11,710	(26,058)	11,592

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	187,961	2,030,483	187,796	2,030,206

Total of comprehensive income attributed to:
Interest of the controlling stockholders	187,796	2,030,206	187,796	2,030,206
Interest of non-controlling stockholder	165	277	—	—

	187,961	2,030,483	187,796	2,030,206

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(In thousands of Brazilian Reais – R$)

	Consolidated (Unaudited)		Holding company (Unaudited)
	2Q16	2Q15	2Q16	2Q15
PROFIT (LOSS) FOR THE PERIOD	202,124	534,264	202,047	534,132
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to the Profit and loss account
Exchange differences on Equity gain (loss) on Other comprehensive income in jointly-controlled subsidiary	7,169	(1,636)	7,174	(1,832)
Foreign exchange conversion differences on transactions outside Brazil	5	(196)	—	—

	7,174	(1,832)	7,174	(1,832)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	209,298	532,432	209,221	532,300

Total of comprehensive income attributed to:
Interest of the controlling stockholders	209,221	532,300	209,221	532,300
Interest of non-controlling stockholder	77	132	—	—

	209,298	532,432	209,221	532,300

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY – CONSOLIDATED

FOR THE PERIODS ENDED JUNE 30, 2016 AND 2015

(In thousands of Brazilian Reais – R$)

(Unaudited)	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total interest of controlling stockholders	Non-controlling stockholder	Total of Stockholders’ equity
BALANCES ON DECEMBER 31, 2015 (Re-presented)	6,294,208	1,924,503	4,662,723	102,264	—	12,983,698	3,978	12,987,676

Profit (loss) for the period	—	—	—	—	207,166	207,166	165	207,331
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	—	(115)	—	(115)	—	(115)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled subsidiary	—	—	—	(19,245)	—	(19,245)	—	(19,245)
Foreign exchange conversion differences on transactions outside Brazil	—	—	—	(10)	—	(10)	—	(10)

Total comprehensive income for the period	—	—	—	(19,370)	207,166	187,796	165	187,961
Other changes in Stockholders’ equity:
Portion of mandatory dividends that will not be distributed – Reversal of provision	—	—	622,530	—	—	622,530	—	622,530
Realization of reserves
Valuation adjustments to Stockholders’ equity – deemed cost of PP&E	—	—	—	(21,812)	21,812	—	—	—

BALANCES ON JUNE 30, 2016 (Re-presented)	6,294,208	1,924,503	5,285,253	61,082	228,978	13,794,024	4,143	13,798,167

EQUITY ATTRIBUTABLE TO MINORITY STOCKHOLDERS	—	—	—	—	—	—	4,143	4,143
EQUITY ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	6,294,208	1,924,503	5,285,253	61,082	228,978	13,794,024	—	13,794,024

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(Unaudited)	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total interest of controlling stockholders	Non-controlling stockholder	Total of Stockholders’ equity
BALANCES ON DECEMBER 31, 2014	6,294,208	1,924,503	2,593,868	468,332	—	11,280,911	4,041	11,284,952

Profit (loss) for the period	—	—	—	—	2,018,614	2,018,614	277	2,018,891
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	—	(118)	—	(118)	—	(118)
Equity gain on Other comprehensive income in jointly-controlled subsidiary	—	—	—	11,626	—	11,626	—	11,626
Foreign exchange conversion differences on transactions outside Brazil	—	—	—	84		84	—	84

Total comprehensive income for the period	—	—	—	11,592	2,018,614	2,030,206	277	2,030,483
Other changes in Stockholders’ equity:
Additional dividends proposed in 2014 to non-controlling stockholders	—	—	—	—	—	—	(335)	(335)
Portion of mandatory dividends not distributed – reversal of provision	—	—	797,316	—	—	797,316	—	797,316
Realization of reserve for adjustments to Stockholders’ equity – deemed cost of PP&E	—	—	—	(39,728)	39,728	—	—	—

BALANCES ON JUNE 30, 2015	6,294,208	1,924,503	3,391,184	440,196	2,058,342	14,108,433	3,983	14,112,416

MINORITY INTERESTS	—	—	—	—	—	—	3,983	3,983
EQUITY ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	6,294,208	1,924,503	3,391,184	440,196	2,058,342	14,108,433	3,983	14,112,416

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOW

FOR THE PERIODS ENDED JUNE 30, 2016 AND 2015

(In thousands of Brazilian Reais – R$)

	Consolidated (Unaudited)		Holding company (Unaudited)
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
CASH FLOW FROM OPERATIONS
Profit (loss) for the period	207,331	2,018,891	207,166	2,018,614
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	89,366	838,535	(126,785)	(61,220)
Depreciation and amortization	398,717	428,708	260	241
Losses on write-offs of PP&E and Intangible assets	39,899	55,653	25	—
Equity method gain (loss)	(14,042)	(95,810)	(502,706)	(2,130,839)
Interest and monetary updating	52,518	556,266	(52,666)	—
Fair value gain (loss) on stockholding transaction	—	(734,530)	—	—
Provisions (reversals) for operational losses	733,612	273,005	446,201	137,025
CVA Account (Account for Compensation of Portion A items) and Other Financial Components in tariff adjustments	663,555	(762,497)	—	—
POST-RETIREMENT OBLIGATIONS	223,576	187,502	20,972	9,950

	2,394,532	2,765,723	(7,533)	(26,229)
(Increase) / decrease in assets
Consumers and Traders	291,711	(1,104,759)	—	—
CVA Account (Account for Compensation of Portion A items) and Other Financial Components in tariff adjustments	341,694	806,923	—	—
Funding from Energy Development Account (CDE)	7,944	(116,543)	—	—
Recoverable taxes	(13,781)	(38,268)	3	(15)
Income tax and Social Contribution tax recoverable	(206,075)	(44,985)	28,290	34,664
Transport of electricity	(2,049)	(29,422)	—	—
Escrow deposits in litigation	(21,159)	(22,317)	(219)	562
Dividends received from equity holdings	345,406	151,393	540,054	300,863
Financial assets of the concession	161,826	4,818	—	—
Other	(27,944)	(96,404)	24,141	18,735

	877,573	(489,564)	592,269	354,809
Increase (reduction) in liabilities
Suppliers	(335,404)	(139,653)	(2,850)	(1,037)
Taxes and charges	(68,105)	89,570	(26,881)	(37,571)
Income tax and Social Contribution tax payable	179,160	(1,415)	(3,345)	2,673
Payroll and related charges	55,729	13,937	2,026	404
Regulatory charges	(6,926)	294,460	—	—
Post-retirement obligations	(117,671)	(99,414)	(6,340)	(5,308)
Other	(208,228)	91,459	(15,193)	(5,830)

	(501,445)	248,944	(52,583)	(46,669)

Cash generated by Operations	2,770,660	2,525,103	532,153	281,911
Interest paid on loans and financings	(1,084,559)	(846,938)	—	(2,673)
Income tax and Social Contribution tax paid	(101,229)	(707,985)	(8,892)	—

NET CASH GENERATED BY OPERATIONAL ACTIVITIES	1,584,872	970,180	523,261	279,238

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated (Unaudited)		Holding company (Unaudited)
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
CASH FLOW IN INVESTMENT ACTIVITIES
Securities – Cash investments	1,523,589	484,735	39,150	(61,585)
Financial assets	(1,472,264)	(56,258)	—	—
Linked funds	(885)	1,056	1	268
Investments
Acquisition of equity interests in investees	—	(309,684)	—	—
Cash injection in Investees	(643,254)	(84,445)	(426,660)	(105,431)
In PP&E	(45,005)	(30,629)	(484)	(1,220)
In Intangible assets	(466,716)	(399,912)	—	—

NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	(1,104,535)	(395,137)	(387,993)	(167,968)

CASH FLOW IN FINANCING ACTIVITIES
New loans and debentures	2,251,598	3,097,192	—	—
Loans and debentures paid	(2,044,738)	(3,673,618)	—	—
Interest on Equity, and dividends	(111,414)	(128,745)	(111,414)	(128,745)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	95,446	(705,171)	(111,414)	(128,745)

NET CHANGE IN CASH AND CASH EQUIVALENTS	575,783	(130,128)	23,854	(17,475)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of period	924,632	887,143	256,484	113,336
End of period	1,500,415	757,015	280,338	95,861

	575,783	(130,128)	23,854	(17,475)

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(In thousands of Brazilian Reais – R$)

	Consolidated (Unaudited)				Holding company (Unaudited)
	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
REVENUES
Sales of electricity, gas and services	13,304,975		15,831,447		499		161
Distribution construction revenue	552,099		443,405		—		—
Transmission construction revenue	31,634		56,258		—		—
Revenue from financial updating of concession grant fee	148,694		—		—		—
Transmission indemnity revenue	592,469		54,872		—		—
Investments in property, plant and equipment	35,335		5,895		—		—
Other revenues	2,407		1,158		—		—
Provision for doubtful receivables	(174,566)		(58,077)		—		—

	14,493,047		16,334,958		499		161
INPUTS ACQUIRED FROM THIRD PARTIES
Electricity purchased for resale	(4,348,815)		(5,143,052)		—		—
Charges for use of national grid	(585,301)		(534,469)		—		—
Outsourced services	(591,299)		(597,819)		(3,829)		(4,196)
Gas bought for resale	(427,009)		(523,922)		—		—
Materials	(330,061)		(327,695)		(45)		(145)
Other operational costs	(757,701)		(394,935)		(455,803)		(145,902)

	(7,040,186)		(7,521,892)		(459,677)		(150,243)
GROSS VALUE ADDED	7,452,861		8,813,066		(459,178)		(150,082)
RETENTIONS
Depreciation and amortization	(398,717)		(428,708)		(260)		(241)

NET ADDED VALUE PRODUCED BY THE COMPANY	7,054,144		8,384,358		(459,438)		(150,323)
ADDED VALUE RECEIVED BY TRANSFER
Equity method gain (loss)	14,042		95,810		502,706		2,130,839
Financial revenues	609,260		524,855		71,455		13,422
Fair value gain (loss) on stockholding transaction	—		734,530		—		—

ADDED VALUE TO BE DISTRIBUTED	7,677,446		9,739,553		114,723		1,993,938

DISTRIBUTION OF ADDED VALUE
		%		%		%		%

Employees	933,243	12.16	861,466	8.85	28,984	25.26	29,700	1.49
Direct remuneration	646,198	8.42	617,457	6.34	9,690	8.45	20,484	1.03
Benefits	243,073	3.17	209,780	2.15	18,509	16.13	8,292	0.42
FGTS fund	43,972	0.57	34,229	0.35	785	0.68	924	0.05
Taxes and charges	5,174,448	67.39	5,683,751	58.36	(124,953)	(108.92)	(58,478)	(2.93)
Federal	2,551,316	33.23	3,571,438	36.67	(125,194)	(109.13)	(58,714)	(2.94)
State	2,615,849	34.07	2,106,430	21.63	48	0.04	105	0.01
Municipal	7,283	0.09	5,883	0.06	193	0.17	131	0.01
Remuneration of external capital	1,362,424	17.75	1,175,445	12.07	3,526	3.07	4,102	0.21
Interest	1,313,343	17.11	1,120,047	11.50	3,204	2.79	3,697	0.19
Rentals	49,081	0.64	55,398	0.57	322	0.28	405	0.02
Remuneration of own capital	207,331	2.70	2,018,891	20.73	207,166	180.58	2,018,614	101.24
Retained earnings	207,166	2.70	2,018,614	20.73	207,166	180.58	2,018,614	101.24
Non-controlling stockholders’ interest in Retained earnings	165	—	277	—	—	—	—	—

	7,677,446	100.00	9,739,553	100.00	114,723	100.00	1,993,938	100.00

The Condensed Explanatory Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONDENSED EXPLANATORY NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2016

(In thousands of Brazilian Reais – R$ ’000 – except where otherwise indicated)

(Unaudited)

1.	OPERATIONAL CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (‘Cemig’, also herein ‘the Company’, ‘Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under Nº 17.155.730/0001-64, with shares traded on the BM&FBovespa (‘Bovespa’) at Corporate Governance Level 1; on the New York Stock Exchange (NYSE), through ADRs; and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, capital of the state of Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On December 21, 2015, Cemig D signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its electricity distribution concessions for a further 30 years, as from January 1, 2016. The new amendment establishes service quality and economic-financial parameters that Cemig D must meet during the new concession period.

On June 30, 2016 the Company’s consolidated current liabilities exceeded its consolidated current assets by R$ 3,229,020. The reason for this working capital deficiency was, primarily, new financings obtained in 2015 with short-term maturities for the Company’s Investment Program, and transfer of debentures from long term to short term, associated with the provision for dividends and Interest on Equity in the amount of R$ 633,967, in December 2015, and the provision for loss on put options in the amount of R$ 1,679,455 in June 2016. Another factor in this result was the amount of R$ 830,821, posted in Concessions payable, referring to the remaining balance of the debt owed by Cemig GT to the concession-granting power under the auction of the plants of Lot D.

Management monitors the Company’s cash flow, and for this purpose assesses measures to adjust the present situation of its financial assets and liabilities to the levels considered appropriate to meet its needs. In this case, in the first half of 2016 the Company carried out negotiations which resulted in issuance by Cemig D of a Bank Credit Note for R$ 695,000, debentures for R$ 1,615,000, and issuance of Promissory Notes by Cemig GT for R$ 620,000, in July 2016. See more details in Notes 18 and 32.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Negotiations are in progress with financial institutions for rollover of the debt becoming due in 2016, for long-term maturities. Also, the Company has had positive cash flow from its operations, of R$ 1,584,872 to June 2016 and R$ 970,180 to June 2015.

On June 30, 2016 the current liabilities of the Holding company exceeded its current assets by R$ 1,478,561. This was principally the result of the provision for dividends in the amount of R$ 633,967 in December 2015, and the provision of R$ 1,679,455 for loss on put options.

Management monitors the Company’s cash flow, and for this purpose assesses measures to adjust the present situation of its financial assets and liabilities to the levels considered appropriate to meet its needs. Also, the Holding company has had positive cash flow from its operations, of R$ 523,261 to June 2016 and R$ 279,238 to June 2015.

The Company’s by-laws establish certain target levels for debt and investments which the Company’s management must obey. However, the Annual General Meeting of Stockholders of May 30, 2016 gave authorization to exceed these indicators, exceptionally for the year 2016, as follows:

	Target in the by-laws	Excess authorized by the AGM
Consolidated debt / Ebitda	2.00	4.12
(Net debt) / (Net debt + Stockholders’ equity)	40.00%	52.00%
(Capex including acquisition of any assets) / Ebitda	40.00%	146.00%

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim Financial Statements have been prepared in accordance with Technical Pronouncement 21 –Interim Reporting (Pronunciamento Técnico 21 – Demonstração Intermediária, or CPC21), and IAS 34 –Interim Financial Reporting, issued by the International Accounting Standards Board (IASB); and are also presented in a form compliant with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Interim Financial Statements for the Quarterly Information (Informações Trimestrais, or ITR).

The Company has opted to present the individual and the consolidated Interim Financial Statements in a single group, since there is no difference in the values stated for (a) Stockholders’ equity and (b) Net profit (loss) between the individual and the consolidated Interim Financial Statements.

This Interim Quarterly Information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual accounting statements at December 31, 2015. Thus, this Interim financial information should be read in conjunction with the re-presented financial statements for 2015, approved by the Company’s management on November 11, 2016.

All the material information used by Management in the management of the Company is in evidence in these interim financial statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Authorization by the Company’s management for issuance of the original Interim accounting information for the period ended June 30, 2016 was given on August 11, 2016. This Re-presented Interim accounting information for the period ended June 30, 2016 was approved by the Company’s management on November 11, 2016, and reflects the effects of the adjustments described in Note 2.3 to this Interim accounting information.

2.2	Reconciling the Notes published in the annual financial statements and those in the Interim Financial Information

The table below shows the correlation between the Explanatory Notes published in the consolidated annual financial statements at December 31, 2015 and the consolidated interim financial accounting information at June 30, 2016.

The Company believes that this interim accounting information presents the material updating of information relating to its equity situation, and its results for the six months ended June 30, 2016, in compliance with the requirements for disclosure stated by the CVM (the Brazilian Securities Commission).

Number of the Note		Title of the Note
Dec. 31, 2015	June 30, 2016
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	29	Operational segments
6	5	Cash and cash equivalents
7	6	Marketable securities
8	7	Consumers and traders; Concession holders – Transport of electricity
9	8	Recoverable taxes
10	9	Income tax and Social Contribution tax
11	10	Escrow deposits
12	11	Passthrough funding from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) and the Flag Tariff Centralizing Account
13	12	Financial assets and liabilities of the concession
14	13	Investments
15	14	Property, plant and equipment
16	15	Intangible assets
17	16	Suppliers
18	17	Taxes and social security
19	18	Loans, financings and debentures
20	19	Regulatory charges
21	20	Post-retirement obligations
22	21	Provisions
23	22	Stockholders’ equity and remuneration to stockholders
24	23	Revenue
25	24	Operational costs and expenses
26	25	Financial revenue (expenses)
27	26	Related party transactions
28	27	Financial instruments and risk management
29	28	Measurement at fair value
32	31	Transactions not involving cash
33	32	Subsequent events

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Explanatory Notes of the 2015 annual report that were not included in this present Quarterly Information because they had no material changes, and/or were not applicable to the interim information, are as follows:

Number	Title of the Note
30	Insurance
31	Commitments

2.3	Re-presentation of the financial statements

As a result of the conclusions and results identified by the independent investigation into projects in which Norte Energia S.A. has equity interests, Cemig has recognized in its financial statements the impacts arising from this result, in proportion to its holding in NESA (through Aliança Norte and Amazônia Energia), as follows:

Statement of financial position	Note	Consolidated
		June 30, 2016	Adjustments	30/06/2016 Re-presented
Assets
Non-current
Investments	13	10,100,783	(22,875)	10,077,908

Total, non-current		34,602,049	(22,875)	34,579,174

Total assets		42,758,231	(22,875)	42,735,356

Stockholders’ equity	22
Profit reserves		5,308,128	(22,875)	5,285,253

Total of stockholders’ equity		13,821,042	(22,875)	13,798,167

Total liabilities and Stockholders’ equity		42,758,231	(22,875)	42,735,356

Statement of financial position	Note	Consolidated
		2015	Adjustments	2015 Re-presented
Assets
Non-current
Investments	13	9,767,722	(22,875)	9,744,847

Total, non-current		31,503,226	(22,875)	31,480,351

Total assets		40,879,964	(22,875)	40,857,089

Liabilities
Current
Interest on Equity, and Dividends, payable	22	1,318,253	(11,438)	1,306,815

Total, current		13,085,510	(11,438)	13,074,072

Total liabilities		27,880,851	(11,438)	27,869,413

Stockholders’ equity	22
Profit reserves		4,674,160	(11,437)	4,662,723

Total of stockholders’ equity		12,999,113	(11,437)	12,987,676

Total liabilities and Stockholders’ equity		40,879,964	(22,875)	40,857,089

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of financial position	Note	Holding company
		Sep. 30, 2016	Adjustments	Jun. 30, 2016 Re-presented
Assets
Non-current
Investments	13	14,338,882	(22,875)	14,316,007

Total, non-current		15,973,699	(22,875)	15,950,824

Total assets		16,806,839	(22,875)	16,783,964

Stockholders’ equity	22
Profit reserves		5,308,128	(22,875)	5,285,253

Total of stockholders’ equity		13,816,899	(22,875)	13,794,024

Total liabilities and Stockholders’ equity		16,806,839	(22,875)	16,783,964

Statement of financial position	Note	Holding company
		2015	Adjustments	2015 Re-presented
Assets
Current
Dividends receivable		1,015,491	(10,695)	1,004,796

Total, current		1,414,553	(10,695)	1,004,796

Non-current
Investments	13	13,424,261	(12,180)	13,412,081

Total, non-current		14,927,460	(12,180)	14,915,280

Total assets		16,342,013	(22,875)	16,319,138

Liabilities
Current
Interest on Equity, and dividends, payable	22	1,318,022	(11,438)	1,306,584

Total, current		2,657,720	(11,438)	2,646,282

Total liabilities		3,346,878	(11,438)	3,335,440

Stockholders’ equity	22
Profit reserves		4,674,160	(11,437)	4,662,723

Total of stockholders’ equity		12,995,135	(11,437)	12,983,698

Total liabilities and Stockholders’ equity		16,342,013	(22,875)	16,319,138

Statement of changes in stockholders’ equity	Jun. 30, 2016	Adjustments	30/06/2016 Re-presented
Profit reserves
To Retained earnings	5,308,128	(22,875)	5,285,253

Balance of Stockholders’ equity	13,821,042	(22,875)	13,798,167

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of changes in stockholders’ equity	2015	Adjustments	2015 Re-presented
Retained earnings
Net profit for the period	2,491,375	(22,875)	2,468,500
Dividends under the by-laws	(1,267,935)	11,438	(1,256,497)
Profit reserves
To Retained earnings	1,262,280	(11,437)	1,250,843

Total of profit reserves	4,674,160	(11,437)	4,662,723

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates for the interim accounting information on the subsidiaries and jointly-controlled subsidiaries, used for the purposes of calculation of consolidation and equity method gains (losses) coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

Subsidiary	Form of valuation	June 30, 2016
		Direct stake, %
Cemig GT (Generation and Transmission)	Consolidation	100.00
Cemig Distribuição	Consolidation	100.00
Gasmig	Consolidation	99.57
Cemig Telecom	Consolidation	100.00
Rosal Energia	Consolidation	100.00
Sá Carvalho	Consolidation	100.00
Horizontes Energia	Consolidation	100.00
Usina Térmica Ipatinga	Consolidation	100.00
Cemig PCH	Consolidation	100.00
Cemig Trading	Consolidation	100.00
Efficientia	Consolidation	100.00
Cemig Comercializadora de Energia Incentivada	Consolidation	100.00
Barreiro Thermal Plant	Consolidation	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00

4.	CONCESSIONS AND AUTHORIZATIONS

Renewal of the concessions of the Jaguara and São Simão Hydroelectric Plants

The company believes that it has the right to extension of these concessions, based on the original terms of the Concession Agreement, and is currently arguing this point in the courts, as follows:

The Jaguara hydroelectric plant

As specified in the concession the agreement for the Jaguara Plant, the Company applied for the extension of the concession. The Mining and Energy Ministry (‘MME’) refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12,783/13.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On June 20, 2013, Cemig GT obtained an interim injunction in its application to the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) for order of mandamus No. 20,432/2013, against the decision of the MME not to entertain the application for extension of the period of concession of the Jaguara plant (424MW capacity, with average 336 MW assured offtake), which had an expiration date on August 28, 2013. The interim remedy, given by Reporting Justice Sérgio Kukina, ensured that Cemig GT would continue to operate the concession for the Jaguara plant until final judgment in the action. On August 23, 2013, Justice Sérgio Kukina ruled that the application for mandamus had failed.

On August 30, 2013 the STJ granted an interim order, published on September 3, 2013, in a new application for mandamus in the STJ, against the decision by the Mining and Energy Ministry which, in a dispatch published on August 23, 2013, refused, on its merits, the application by Cemig GT for extension of the concession of the Jaguara Plant under its Concession Agreement. This interim order gives Cemig GT the right to remain in control of the Jaguara Plant, commercially operating the public service concession granted to it, until final judgment of the case.

On June 24, 2015 the judgment on the application for mandamus brought by Cemig GT was completed. With all the votes given by the Justices of the first Section of the STJ, the applications made by Cemig GT were defeated by six judgment votes to 2.

On September 22, 2015, Cemig GT filed a further action, for Provisional Remedy, with the Federal Supreme Court (Supremo Tribunal Federal, or STF), to maintain the ownership of the concession for the Jaguara plant, on the initial bases of the concession agreement.

On November 3, 2015, the Reporting Justice of the Federal Supreme Court published a Dispatch requesting a position from the parties on their interest in holding a reconciliation hearing, due to the complexity and importance of the debate on the subject in the action for Provisional Remedy. On November 4, 2015, Cemig filed a statement with the Court stating its interest in such a hearing.

On December 21, 2015, Supreme Court Justice Dias Toffoli, rapporteur of the case, granted the application for interim injunction made by the Company, to suspend the effects of the judgment of the First Section of the STJ, and keep Cemig GT in possession of the concession to operate the Jaguara plant, on the initial bases of the concession agreement, until such time as the Supreme Court might make a decision to the contrary. On February 1, 2016, the decision granting the application for interim injunction applied for was published.

On February 15, 2016 the Panel Judgment of the STJ was published, containing the decision of the First Section of that Court, which refused to grant mandamus and refused the Special Appeal.

On February 22, 2016, in the STF, the Reporting Justice issued a Dispatch postponing continuity of the Reconciliation Hearing between Cemig GT and the federal government; the parties are currently awaiting a further dispatch to set a new date for continuation of that hearing, begun on December 15, 2015.

On March 1, 2016 the Company filed an Ordinary Appeal with the STJ against the panel judgment of February 15, 2016, and on April 11, 2016 the Justice Deputy Chair of the STJ issued a decision accepting that this Ordinary Appeal should be heard, and ordered it to be submitted to the STF.

Considering the present status of the legal dispute and supported by the opinion of its internal and external legal advisors, in the first half of 2016 the Company recognized the operational revenues and costs of this plant, in accordance with current accounting practices, in view of the fact that it remained in the control of the asset during this period.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

São Simão hydroelectric plant

On June 3, 2014, the Company filed a request for extension of the concession of the São Simão Hydroelectric Plant, since it believes that the concession contract for this plant is not subject to the new rules created by Provisional Measure 579 (which became Law 12783/2013).

On August 5, 2014, the Council of Aneel decided to recommend to the Mining and Energy Ministry (MME) that renewal of the concession for the São Simão plant should be refused.

On August 29, 2014, the Mining and Energy Minister decided to refuse the request for extension of the period of concession of the São Simão hydro plant, based on Opinion 559/2014/CONJURMME/CGU/AGU.

On September 10, 2014, Cemig GT filed a Hierarchy Appeal with the MME, with request for reconsideration, for the Mining and Energy Minister to reconsider his decision and to grant the Company’s request based only on Concession Contract 007/1997; and, successively, that the appeal should be sent to the President of the Republic, so that the President should issue a decision in favor of the Company’s request in the same terms. This appeal is still pending, awaiting consideration by the MME.

Notwithstanding this, on December 15, 2014 Cemig GT filed an application for mandamus (No. 21465/DF), with the Higher Appeal Court (STJ), requesting interim relief, against an act that was illegal and violated the net and certain right of the plaintiff, practiced by the Mining and Energy Minister, for the purpose of obtaining extension of the period of concession of the São Simão plant, based on the Concession Agreement.

On December 17, 2014, Justice Mauro Campbell granted an interim order (published on December 19, 2014) that Cemig GT should remain in control of the plant, commercially operating the public service concession conceded to it, until the final judgment on application for mandamus governing the Jaguara plant, or until a re-examination of the remedy just refused.

When the judgment in the application for mandamus governing the Jaguara plant was concluded, with rejection of the application, the Reporting Justice revoked the interim remedy given in the Application for mandamus relating to the São Simão plant, the decision on which was published on June 30, 2015.

On July 3, 2015, Cemig GT filed a Special Appeal for retraction of the decision by the Reporting Justice, or, if the court should not be of that opinion, that the appeal referred to should be submitted to consideration by the First Section of the STJ, for an interim remedy ordering that the Company should continue to hold the concession for the São Simão Plant, on the initial bases of the Concession agreement.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On July 10, 2015, the Energy Planning and Development Department (Secretaria de Planejamento e Desenvolvimento Energético) sent an official letter to Cemig GT requiring it to state whether the Company would be interested in remaining in possession of the São Simão Plant, on the new bases of Law 12783/13, until its assumption by the winner of a new tender to be held, in view of the repeal of the interim remedy.

In response to this new event, on July 22, 2015 Cemig GT filed a petition with the Chair of the STJ requesting the application for retraction made within the Special Appeal, in such a way that, through reconsideration of the decision appealed against, an interim remedy should be granted, to keep the Company as holder of the concession of the São Simão Plant, on the initial basis of the Concession Agreement, until final judgment be given on this application for mandamus, or, subsidiarily, that, at least, suspension effect should be attributed to the Special Appeal.

On August 20, 2015 it was stated that the MME would take the necessary measures to designate Cemig GT as provider of electricity generation service through the São Simão plant, under the quota regime, on the basis that the revocation of the interim order given in the application for mandamus had immediate enforceability.

In response, Cemig GT stated interest in remaining responsible for the provision of the electricity generation service of the São Simão plant, but pointed out that there are doubts as to the type, and legal security, of this provision of services, since the matter was still pending court and administrative decisions.

The MME, by Ministerial Order 432/2015, published on September 15, 2015, designated Cemig GT as the party responsible for provision of electricity generation service through the São Simão plant, under the quota regime (being responsible for the operation and maintenance of the plant without, however, having the right to its output of electricity, which will be allocated to the Guaranteed Power Offtake Auctions) until the taking over of the concession by the winner of the auction.

Further, in the judiciary, Cemig GT filed a further application for mandamus, to Justice Mauro Campbell Marques, requesting an annulment of the act of coercion, and assertion of the interim remedy that authorized the applicant to remain in possession and operation of the concession of the São Simão plant, on the initial bases of the contract, until final judgment was given on the application for mandamus governing the São Simão plant or, subsidiarily, until the merit of the Special Appeal would be considered.

Although judgments have been given against the pleadings put forward by the Company in relation to orders of mandamus, the Company continues to be confident of its right, based on a contractual clause, and the legislation currently in effect, and on the Opinions issued by renowned jurists. The chances of success in the court dispute have been categorized ‘possible’, by the Company’s internal and external legal advisers.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Considering the present status of the legal dispute, and supported by the opinion of its internal and external legal advisers, the Company:

◾	recognized, up to the date of September 15, 2015, the operational revenues and costs of this plant, in accordance with current accounting practices, in view of the fact that it remained in control of the asset up to that date;

◾	considering the requirements of Ministerial Order 432/2015, as from September 16, 2015, ceased to recognize the expenses of depreciation on the São Simão plant, and began to recognize revenues relating to the provision of services of operation and maintenance of the plant, in accordance with the regime of quotas;

◾	transferred, on September 16, 2015, the amount of R$ 219,869 from its PP&E to the account line Other long term assets, considering that it is still under decision in the Courts. Based on the terms of the concession agreement, this asset is considered as having a recovery value higher than the value at which it is recorded.

Concession of the Miranda Hydroelectric Plant

On June 10, 2016, Cemig Geração e Transmissão filed application to the regulator, Aneel, to extend the period of the concession for the Miranda Hydroelectric Plant for 20 years. On July 12, 2016, Aneel, complying with the judgment vote of the Reporting Council Member in the case, José Jurhosa Junior, decided to submit the case “to the Mining and Energy Ministry with the recommendation not to give cognizance to the request by Cemig Geração e Transmissão S.A. – Cemig GT for extension of the period of concession of the Miranda Hydroelectric Plant, since it was made outside the period stipulated by Law 12783/2013”.

5.	CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Banks accounts	46,927	51,939	4,643	4,161
Cash investments
Bank certificates of deposit	1,259,062	722,738	260,383	234,754
Overnight (Repos)	185,577	127,916	15,312	17,569
Treasury Financial Bills	8,401	5,659	—	—
Other	448	16,380	—	—

	1,453,488	872,693	275,695	252,323

	1,500,415	924,632	280,338	256,484

The financial investments are in transactions that are liquid, promptly convertible into a known amount of cash, are subject to insignificant risk of change in value, and have no restrictions on use. Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (the Certificado de Depósito Interbancário, or CDI, rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 75% to 108.5%, depending on the transaction.

Overnight repo transactions are short-term cash investments, with availability for redemption on the day following the date of investment. They are usually backed by treasury bills, notes or bonds and referenced to a fixed rate of approximately 14.4% p.a.

The Company’s exposure to interest rate risk and an analysis of sensitivity of financial assets and liabilities are given in Note 27 to this Interim Consolidated Financial Information.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	SECURITIES

	Consolidated		Holding company
	Jun. 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Cash investments
Current
Bank certificates of deposit	107,538	1,716,944	19,531	30,804
Financial Notes – Banks	554,142	460,639	45,724	61,989
Treasury Financial Bills	119,282	87,938	10,535	12,588
Debentures	150,234	160,332	12,396	21,590
Other	1,125	893	618	419

	932,321	2,426,746	88,804	127,390
Non-current
Bank certificates of deposit	33,692	42,011	—	—
Financial Notes – Banks	12,900	41,367	1,066	2,249
Debentures	—	—	645	—
Other	7,810	188	—	26

	54,402	83,566	1,711	2,275

	986,723	2,510,312	90,515	129,665

Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (Certificado de Depósito Interbancário, or CDI, rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 98.5% to 109% depending on the transaction.

Bank Financial Bills (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The remuneration rate on the LFs in Cemig’s portfolio varies between 104.8% and 112.7% of the CDI rate.

Treasury Financial Bills (LFTs) are fixed rate securities, the yield on which follows the daily variation of the Selic rate between the date of purchase and the date of purchase of the security.

Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures in the portfolio of Cemig’s Investment Fund have a remuneration rate varying between 108% and 113% of the CDI rate.

Note 27 gives a classification of these securities. Cash investments in securities of related parties are shown in Note 26.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	CONSUMERS; TRADERS; CONCESSION HOLDERS – TRANSPORT OF ELECTRICITY

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	June 30, 2016	Dec. 31, 2015
Invoiced supply	1,068,249	726,594	776,320	2,571,163	2,412,520
Supply not yet invoiced	981,618	—	—	981,618	1,125,479
Wholesale supply to other concession holders	121,927	21,847	2,294	146,068	98,814
CCEE (Electricity Trading Chamber)	53,815	—	942	54,757	516,362
Concession holders – Transport of electricity	157,993	11,057	203,436	372,486	370,438
(–) Allowance for doubtful accounts	—	—	(692,152)	(692,152)	(625,445)

	2,383,602	759,498	290,840	3,433,940	3,898,168

Current assets				3,294,449	3,764,477
Non-current assets				139,491	133,691

The Company’s exposure to credit risk related to Consumers and Traders is given in Note 27.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	June 30, 2016	Dec. 31, 2015
Residential	260,945	210,957
Industrial	140,604	135,925
Commercial, services and others	129,099	116,684
Rural	20,033	18,877
Public authorities	11,288	11,546
Public lighting	3,901	5,052
Public service	9,818	9,783
Charges for use of the network – TUSD	111,513	111,513
Other	4,951	5,108

	692,152	625,445

Changes in the provision for doubtful receivables in the six months to June 30, 2016 were as follows:

Balance on December 31, 2014	649,850

New provisions	58,077
Written off	(43,273)

Balance on June 30, 2015	664,654

Balance on December 31, 2015	625,445

New provisions	174,566
Written off	(107,859)

Balance on June 30, 2016	692,152

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	RECOVERABLE TAXES

	Consolidated		Holding company
	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Current
ICMS tax recoverable	131,035	113,459	3,432	3,432
PIS and Pasep taxes	12,823	9,477	—	—
Cofins tax	39,442	43,755	1	—
Other	9,770	8,639	1,385	1,389

	193,070	175,330	4,818	4,821
Non-current
ICMS tax recoverable	185,811	182,504	4,754	4,754
PIS and Pasep taxes	11,669	12,966	4	4
Cofins tax	54,185	60,155	16	16
Other	2,227	2,226	1,796	1,796

	253,892	257,851	6,570	6,570

	446,962	433,181	11,388	11,391

The credits of the PIS, Pasep, Cofins and ICMS taxes, recorded in Non-current assets, arise from acquisitions of property, plant and equipment and can be offset over 48 months. The transfer to Non-current was made in accordance with estimates by management of the amounts that will be realized up to June 30, 2017.

9.	INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)	Income tax and Social Contribution tax recoverable

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years and to advance payments which will be offset against federal taxes payable.

	Consolidated		Holding company
	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Current
Income tax	273,525	225,638	—	—
Social Contribution tax	112,125	80,191	—	—

	385,650	305,829	—	—
Non-current
Income tax	154,173	191,978	154,173	191,978
Social Contribution tax	23,157	13,642	23,157	13,642

	177,330	205,620	177,330	205,620

	562,980	511,449	177,330	205,620

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Deferred income tax and Social Contribution tax

Cemig and its subsidiaries have income tax credits, constituted at the rate of 25.00%, and Social Contribution tax credits, at the rate of 9.00%, as follows:

Deferred income tax and Social Contribution tax.	Consolidated		Holding company
	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Tax credits
Tax loss carryforwards	255,270	236,168	229,258	234,529
Provisions	879,985	712,999	677,366	537,281
Post-retirement obligations	866,189	830,748	94,456	89,509
Provision for doubtful receivables	232,726	210,072	7,192	7,195
Taxes payable – suspended liability (1)	200,612	199,571	—	—
Paid concession	9,324	9,000	—	—
Other	22,676	54,378	229	2,214

Total	2,466,782	2,252,936	1,008,501	870,728

Deferred obligations
Funding cost	(31,183)	(20,532)	—	—
Deemed cost	(272,854)	(279,575)	—	—
Cost of acquisition of equity interests	(490,445)	(499,403)	(91,359)	(92,608)
Financial charges capitalized	(132,295)	(107,676)	—	—
Tax on revenues not realized – Presumed Profit accounting method	(3,319)	(1,821)	—	—
Transmission assets: Indemnity gain	(462,960)	(261,521)	—	—
Updating of Financial assets	(274,882)	(273,155)	—	—
Other	—	(21)	—	—

Total	(1,667,938)	(1,443,704)	(91,359)	(92,608)

Total, net	798,844	809,232	917,142	778,120

Total assets	1,653,023	1,498,479	917,142	778,120
Total liabilities	(854,179)	(689,247)	—	—

(1)	Refers to the court escrow deposit of PIS, Pasep and Cofins taxes charged on amounts of ICMS tax.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Reconciliation of the expense on income tax and Social Contribution tax

This table reconciles the nominal expenses on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
Pre-tax profit	296,697	2,857,426	80,381	1,957,394
Income tax and Social Contribution tax – nominal expense	(100,877)	(971,525)	(27,329)	(665,514)
Tax effects applicable to:
Equity gain (loss) in subsidiaries (net of Interest on Equity)	(9,851)	35,444	153,240	726,150
Gain on change in percentage equity interest in Aliança Geração	—	88,392	—	—
Non-deductible contributions and donations	(1,804)	(1,815)	—	—
Tax incentives	1,109	4,302	50	—
Tax credits not recognized	(1,586)	(539)	(66)	3
Difference between Presumed Profit and Real Profit Methods	34,286	15,093	—	—
Income tax and Social Contribution tax correction to prior year tax return	—	(114)	—	—
Non-deductible fines	(7,582)	(4,429)	(14)	(3)
Excess reactive power and excess demand	(6,157)	(5,540)	—	—
Other	3,096	2,196	904	584

Income tax and Social Contribution tax – effective credit (expense)	(89,366)	(838,535)	126,785	61,220

Effective rate	30.14%	29.35%	(157.73)%	(3.13)%
Current tax	(78,867)	(745,033)	(12,237)	—
Deferred tax	(10,499)	(93,502)	139,022	61,220

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
Pre-tax profit	264,957	799,104	106,695	488,195
Income tax and Social Contribution tax – nominal expense	(90,085)	(271,696)	(36,276)	(165,986)
Tax effects applicable to:
Equity gain (loss) in subsidiaries (net of Interest on Equity)	7,693	4,813	131,048	211,407
Non-deductible contributions and donations	(1,057)	(1,020)	—	—
Tax incentives	(2,195)	2,328	20	—
Tax credits not recognized	578	(58)	24	(5)
Difference between Presumed Profit and Real Profit Methods	25,627	8,368	—	—
Income tax and Social Contribution tax – correction to prior year tax return	—	(114)	—	—
Non-deductible fines	(2,430)	(2,207)	(14)	(1)
Excess reactive power and excess demand	(3,136)	(2,680)	—	—
Other	2,172	(2,574)	550	522

Income tax and Social Contribution tax – effective credit (expense)	(62,833)	(264,840)	95,352	45,937

Effective rate	23.71%	33.14%	89.37%	(9.41)%
Current tax	(7,075)	(286,276)	(10,583)	—
Deferred tax	(55,758)	21,436	105,935	45,937

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax claims. The most important escrow deposits refer to tax disputes, which mainly concern: (i) income tax withheld at source on Interest on Equity; and (ii) the Pasep and Cofins taxes – in actions seeking exclude the ICMS tax itself from the taxable amount on which the Pasep and Cofins taxes are charged.

	Consolidated		Holding company
	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Employment-law cases	378,448	367,440	33,525	36,996
Tax cases
Income tax on Interest on Equity	14,774	14,774	—	—
Pasep and Cofins taxes (1)	743,398	751,318	—	10,604
Credits of ICMS tax on PP&E	—	35,674	—	—
Donations and legacy tax (ITCD)	43,396	33,848	42,957	42,711
Urban property tax (IPTU)	69,296	67,637	59,462	72,113
Finsocial tax	50,816	23,343	50,816	29,962
Other	235,150	185,439	42,874	15,029

	1,156,830	1,112,033	196,109	170,419
Other
Monetary updating on AFAC from Minas Gerais State Government (2)	239,445	239,445	239,445	239,445
Regulatory	59,528	56,523	25,519	24,253
Third party liability	12,495	9,810	6,065	5,757
Consumer relations	4,340	3,779	1,516	1,489
Court embargo	9,454	11,783	3,090	3,288
Other	13,227	12,528	1,389	1,617

	338,489	333,868	277,024	275,849

	1,873,767	1,813,341	506,658	483,264

(1)	The balances of the escrow deposits relating to the Pasep and Cofins taxes have a corresponding provision in Taxes. See more details in Note 17.
(2)	Administrative deposit seeking suspension of enforceability of the credit charged by Minas Gerais State Government for a difference in monetary updating on the Advance against Future Capital Increase (Adiantamento contra Futuro Aumento de Capital, or AFAC). For more details please see Note 21.

11.	ENERGY DEVELOPMENT ACCOUNT (CDE) AND ‘FLAG TARIFF’ ACCOUNT FUNDS

Reimbursement of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service are reimbursed through payments of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE).

On June 30, 2016 the total appropriated as incoming subsidies was R$ 409,102 (R$ 362,898 in 2015). Of the amount provisioned, the Company has R$ 63,751 receivable (R$ 71,695 at December 31, 2015). This is recognized in current assets.

Payments from the Flag Tariff Funds Centralizing Account

The ‘Flag Account’ (‘Conta Bandeira’) manages the funds collected from captive customers of utilities of the national grid holding electricity distribution concessions and permissions – these were paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized costs of thermal generation and exposure to short-term market prices, and (ii) the amounts covered by the tariff.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On June 30, 2016, the amounts passed through from the Flag Account totaled R$ 341,694 (R$ 402,504 on June 30, 2015). They were recognized as a partial realization of the CVA credit receivable.

12.	FINANCIAL ASSETS AND LIABILITIES OF THE CONCESSION

Financial assets of the concession	Jun. 30, 2016	Dec. 31, 2015
Assets related to infrastructure (a)
Transmission concessions	471,512	401,139
Distribution concessions	176,708	135,983
Indemnity receivable – Transmission	1,646,598	1,054,129
Indemnity receivable – Generation	546,424	546,424
Generation assets – Assets remunerated by tariff	—	46,173
Concession Grant Fee – Plants contracted at Auction 12/2015	2,262,688	—

	5,103,930	2,183,848

CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	984,722	1,349,656

Total	6,088,652	3,533,504

Current assets	997,954	873,699
Non-current assets	5,090,698	2,659,805

Financial liabilities of the concession	Jun. 30, 2016	Dec. 31, 2015
CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	452,751	—
Current liabilities	41,507	—
Non-current liabilities	411,244	—

a)	Assets related to infrastructure

The distribution, transmission and gas contracts of the Company and its subsidies are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which governs accounting of concessions. They refer to the investment made in infrastructure that will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contracts signed by Cemig and its subsidiaries with the related concession-granting powers.

The portion of the assets of the concession that will be totally used up during the concession period is recorded as an Intangible asset and is completely amortized during the concession agreement period. The part of the value of the assets that will not be completely amortized by the end of the concession agreement period is reported as a Financial asset due to an unconditional right to receive cash or other financial asset directly from the grantor.

Indemnity receivable – Transmission

The Company’s transmission concession contracts are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which deals with accounting of concessions, and refer to invested infrastructure that will be the subject of indemnity by the Concession-granting power during and at the end of their concession periods, as laid down in the regulations for the electricity sector, and in the concession contract.

Aneel Normative Resolution 589, of December 10, 2013, set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The valuation opinion delivered to Aneel on July 31, 2014 represented an indemnity to the Company in the amount of R$ 1,169,145, on base date December 31, 2012.

On July 12, 2016, Aneel sent to the Company the Report of Inspection with final Review of the Opinion sent by the Company, deciding the value of the indemnity at R$ 1,177,488, of which R$ 285,483 had been received in the first quarter of 2013.

On April 22, 2016 the Mining and Energy Ministry published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the indemnity.

The Ministerial Order determined that the amounts homologated by Aneel should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’). We would point out that the information relating to the cost of capital was a subject of debate up to the date of issue of Ministerial Order 120.

The amount will be updated by the Expanded Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), and the cost of capital will not be incorporated for the period from the extensions of the concessions up to the tariff-setting process of 2017. The latter is to be updated and remunerated at the real cost of own capital of the transmission segment of the industry as decided by Aneel in the methodologies of the Periodic Tariff Reviews for Revenues of Existing Concession Holders, currently 10.44% per year, to be paid over eight years by reimbursement through the RAP.

The Ministerial Order still depends on decisions that will be the subject of Public Hearings held by Aneel, which are listed in Aneel’s Regulatory Agenda for the second half of 2016 and the first half of 2017.

Based on the best information available, the Company made its estimate and recognized, in June 2016, the amount of R$ 548,734, as follows:

◾	R$ 20,381 relating to the difference between the amount of the Preliminary Revision made by Aneel on February 23, 2015 of the Opinion sent by the Company, R$ 1,157,106, and the Final Revision;

◾	R$ 90,442 representing the difference between the variations resulting from the IGP-M index and the IPCA index – since the Company had updated the balance by the IGP-M index until March 31, 2016;

◾	R$ 437,911 representing the remuneration from use of own capital, calculated on the basis of 10.44% p.a.

In addition, in the first half of 2016 the company recognized an item of R$ 47,735 for updating by the IGP-M index, up to May 2016, of the balance of indemnity receivable at the end of December 2015, in the amount of R$ 1,054,129.

For the new assets consisting of improvements and strengthening of facilities implemented by the transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Tariff Regulation Procedures (Procedimentos de Regulação Tarifária, or Proret).

Under these procedures, the revenue established in the Resolutions is payable to the transmission companies as from the date of start of commercial operation of the facilities. In the periods between reviews, the revenues associated with the improvements and strengthening of facilities are provisional. They are then definitively decided in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect backdated to the date of start of commercial operation. Any difference arising from the review of value is then applied in the RAP of the transmission company in equal parts up to the subsequent periodic review of RAP.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Indemnity receivable – Generation

In July 2015 a termination date was reached under Concession Contract 007/97, for several of the plants operated by the Company. As from the termination of the concession, the Company held the right to indemnity of the assets not yet indemnified, as specified in the concession contract referred to. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession in July 2015, and total R$ 546,424.

Generating plant	Concession expiry date	Installed capacity (MW)	Net balance of assets based on Historic Cost at Sep. 30, 2015	Net value of assets based on Deemed Cost at Dec. 31, 2014
Três Marias Hydroelectric Plant	Jul. 2015	396.00	71,694	413,450
Salto Grande Hydroelectric Plant	Jul. 2015	102.00	10,835	39,379
Itutinga Hydroelectric Plant	Jul. 2015	52.00	3,671	6,923
Camargos Hydroelectric Plant	Jul. 2015	46.00	7,818	23,095
Piau Small Hydroelectric Plant	Jul. 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	Jul. 2015	14.00	1,232	10,262
Peti Small Hydroelectric Plant	Jul. 2015	9.40	1,346	7,871
Tronqueiras Small Hydroelectric Plant	Jul. 2015	8.50	1,908	12,323
Joasal Small Hydroelectric Plant	Jul. 2015	8.40	1,379	7,622
Martins Small Hydroelectric Plant	Jul. 2015	7.70	2,132	4,041
Cajuru Small Hydroelectric Plant	Jul. 2015	7.20	3,576	4,252
Paciência Small Hydroelectric Plant	Jul. 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	Jul. 2015	4.00	616	4,265

		677.29	108,466	546,424

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemnity of the assets were delivered to Aneel by December 31, 2015. Based on the discussions and valuations currently in progress, management believes that the amount recorded is the best estimate of indemnity taking into account the information available up to the reporting date of the interim accounting statements at June 30, 2016.

From the termination of a concession contract until January 4, 2016, the plants were operated by the Company under the Quota regime, with remuneration by a tariff only to cover costs of operation and maintenance of the assets. From January 5, 2016 to May 31, 2016, with signature of the related concession contracts, the assets began to be operated in accordance with the terms of Auction won by Cemig GT on November 25, 2015 (‘Auction 12/2015’). As from June 1, 2016, the assets have been operated by the seven specific-purpose companies (‘the Generation SPCs’), which are wholly-owned subsidiaries of Cemig GT, created in compliance with the requirements of Auction 12/2015.

Concession Grant Fee – Auction 12/2015

Under Provisional Measure 579/2012, enacted as Law 12783/2013, the concessions of 14 plants of Cemig GT (Cajuru, Camargos, Gafanhoto, Itutinga, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Salto Grande, Três Marias, Tronqueiras and Volta Grande), and those of the Jaguara, São Simão and Miranda plants were made subject to acceptance of predefined tariffs, and indemnity of the yet unamortized investments made for each plant. At the time, Cemig GT did not accept the terms for renewal.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions of Lot D. This lot comprises 18 plants – for five of which the concession had been previously held by Furnas S.A. – with total assured average power offtake of 420 MW, as follows:

Generating plant	Concession expiry date	Installed capacity (MW)	Average physical offtake guarantee level (‘Assured Energy’) – MW
Três Marias Hydroelectric Plant	Jan. 2045	396.00	239.00
Salto Grande Hydroelectric Plant	Jan. 2045	102.00	75.00
Itutinga Hydroelectric Plant	Jan. 2045	52.00	28.00
Camargos Hydroelectric Plant	Jan. 2045	46.00	21.00
Piau Small Hydroelectric Plant	Jan. 2045	18.01	13.53
Gafanhoto Small Hydroelectric Plant	Jan. 2045	14.00	6.68
Peti Small Hydroelectric Plant	Jan. 2045	9.40	6.18
Tronqueiras Small Hydroelectric Plant	Jan. 2045	8.50	3.39
Joasal Small Hydroelectric Plant	Jan. 2045	8.40	5.20
Martins Small Hydroelectric Plant	Jan. 2045	7.70	1.84
Cajuru Small Hydroelectric Plant	Jan. 2045	7.20	2.69
Paciência Small Hydroelectric Plant	Jan. 2045	4.08	2.36
Marmelos Small Hydroelectric Plant	Jan. 2045	4.00	2.74
Coronel Domiciano Small Hydroelectric Plant (1)	Jan. 2045	5.04	3.59
Dona Rita Small Hydroelectric Plant (1)	Jan. 2045	2.41	1.03
Ervália Small Hydroelectric Plant (1)	Jan. 2045	6.97	3.03
Neblina Small Hydroelectric Plant (1)	Jan. 2045	6.47	4.66
Sinceridade Small Hydroelectric Plant (1)	Jan. 2045	1.42	0.35

		699.60	420.27

1)	Plants for which the concession was previously held by Furnas, which will be under the regime of assisted operation by the prior concession holder for a period of 180 calendar days from the date of signature of the contracts.

Information on installed capacity, offtake guarantees, and other operational information is, due to its nature, is not part of the scope of a review of interim financial statements, and has thus not been examined by the external auditors.

Signature of the contract for these plants gives Cemig the concession for their commercial operation for the next 30 years. In 2016 the whole of the output will be sold in the Regulated Market, under the Physical Guarantee Quota System (Sistema de Cota de Garantia Física or CGF); and in 2017, 70% of the output will be sold in the Regulated Market and 30% in the Free Market.

Cemig’s offer for the Lot was R$ 498,694, and the single Fee paid for the grant of the 30-year concession for the 18 hydroelectric plants was R$ 2,216,353. Of this fee, 65% was paid on January 4, 2016, and the payment for the remaining 35% (initially R$ 775,724) was paid on July 1, 2016 (updated by the Selic rate to a total payment of R$ 827,921). The contract was signed on January 5, 2016, at the Mining and Energy Ministry.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On Jun 8, 2016, title to Concession Contracts 08 to 16/2016, relating to the Auction won by Cemig GT on November 25, 2015, was transferred to the related specific-purpose companies, wholly-owned subsidiaries of Cemig GT, as follows:

	Balance at Dec. 31, 2015	Addition	Monetary updating	Amortization	Balance at June 30, 2016
Cemig Geração Três Marias S.A.	—	1,260,400	110,634	(83,042)	1,287,992
Cemig Geração Salto Grande S.A.	—	395,523	34,818	(26,189)	404,152
Cemig Geração Itutinga S.A.	—	147,662	14,019	(11,134)	150,547
Cemig Geração Camargos S.A.	—	110,746	10,468	(8,289)	112,925
Cemig Geração Sul S.A.	—	144,603	14,286	(11,662)	147,227
Cemig Geração Leste S.A.	—	98,301	10,381	(8,856)	99,826
Cemig Geração Oeste S.A.	—	59,118	6,284	(5,383)	60,019

Total	—	2,216,353	200,890	(154,555)	2,262,688

The amount of the concession grant fee was recognized as a financial asset, due to the Company having the unconditional right to receive the amount paid, plus updating by the IPCA Index and remuneratory interest, during the period of the concession. The amortization corresponds to the amounts received monthly.

This table shows the changes in Financial assets of the concession related to infrastructure:

	Transmission	Generation	Distribution	Consolidated
Balance on January 1, 2015	1,272,986	—	5,943,682	7,216,668

Addition	146,030	—	—	146,030
Written off	(5,818)	—	(59,863)	(65,681)
Transfer from Financial assets to Intangible assets, on renewal of concessions	—	—	(7,161,504)	(7,161,504)
Assets acquired in business combination	(2,035)	—	808,119	806,084
Generation – Indemnity receivable	—	546,424	—	546,424
Amounts received	(10,250)	—	—	(10,250)
Monetary updating	100,528	—	605,549	706,077

Balance on December 31, 2015	1,501,441	546,424	135,983	2,183,848

Addition	31,634	—	—	31,634
Addition – Grant Fee – Plants	—	2,216,353	—	2,216,353
Written off	(163)	—	(352)	(515)
Amounts received	(7,271)	(154,555)	—	(161,826)
Transfer from Financial to Intangible assets	—	—	35,752	35,752
Monetary updating	592,469	200,890	5,325	798,684

Balance on June 30, 2016	2,118,110	2,809,112	176,708	5,103,930

b) The CVA Account (Account for Compensation of Portion A items) and Other Financial Components in tariff adjustments

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of extinction of the concession, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included by the Concession-granting power in the total of the indemnity.

The balances on (i) the CVA Account (Compensation for Variation of Portion A items), (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic Rate and compensated in the subsequent tariff adjustments.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The balances of these financial assets and liabilities are shown below. Please note that in the Interim Accounting Information the balances of each line are presented at net value in assets or liabilities in accordance with the tariff adjustments homologated or to be homologated:

Balances at June 30, 2016	Current		Non-current		Total assets	Total liabilities
	Assets	Liabilities	Assets	Liabilities
‘Portion A’ items
Quota for payment to the Energy Development Account (CDE)	415,930	(22,788)	—	(225,806)	415,930	(248,594)
Tariff for use of transmission facilities of grid participants	2,149	(4,363)	—	(10,347)	2,149	(14,710)
Tariff for transport of electricity provided by Itaipu	12,172	—	1,657	—	13,829	—
Proinfa – Program to encourage alternative sources of electricity	32,825	(188)	5,337	—	38,162	(188)
System Service Charges (ESS) and Reserve Energy Charge (EER)	—	(133,317)	—	(12,860)	—	(146,177)
Electricity purchased for resale	2,329,565	(1,519,769)	231,440	(363,051)	2,561,005	(1,882,820)
‘Other financial components’
Overcontracting of supply	—	(234,072)	—	(37,614)	—	(271,686)
Neutrality of Portion A	174,541	—	—	—	174,541	—
Other financial items	263,572	(373,037)	—	—	263,572	(373,037)
‘Flag Tariff’ amounts (1)	—	(5)	—	—	—	(5)

TOTAL	3,230,754	(2,287,539)	238,434	(649,678)	3,469,188	(2,937,217)

Balance at December 31, 2015	Current		Non-current		Total assets	Total liabilities
	Assets	Liabilities	Assets	Liabilities
‘Portion A’ items
Quota for payment to the Energy Development Account (CDE)	248,672	—	88,130	—	336,802	—
Tariff for use of transmission facilities of grid participants	41,901	(328)	3,123	—	45,024	(328)
Tariff for transport of electricity provided by Itaipu	7,913	(2)	2,663	—	10,576	(2)
Proinfa – Program to encourage alternative sources of electricity	4,871	(1,168)	1,784	—	6,655	(1,168)
System Service Charges (ESS) and Reserve Energy Charge (EER)	323	(254,826)	—	(53,142)	323	(307,968)
Electricity purchased for resale	2,020,792	(738,578)	572,207	(204,410)	2,592,999	(942,988)
‘Other financial components’
Overcontracting of supply	—	(407,958)	—	(122,194)	—	(530,152)
Neutrality of Portion A	88,056	(1,834)	30,684	—	118,740	(1,834)
Other financial items	10,917	(699)	170,345	—	181,262	(699)
‘Flag Tariff’ amounts (1)	—	(157,586)	—	—	—	(157,586)

TOTAL	2,423,445	(1,562,979)	868,936	(379,746)	3,292,381	(1,942,725)

(1)	Billing arising from the Flag System not yet homologated by Aneel.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENT OF FINANCIAL POSITION	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	June 30, 2016	Dec. 31, 2015
Assets	3,206,692	262,496	3,469,188	3,292,381
Liabilities	(2,221,970)	(715,247)	(2,937,217)	(1,942,725)

Total Net assets presented in Statement of financial position	984,722	(452,751)	531,971	1,349,656

Movement in balances of financial assets and liabilities:

Balance on December 31, 2014	1,106,675
(+) Net constitution of financial assets	1,086,243
(–) Amortization	(279,405)
(–) Receipt of funds from the ACR Account and from the Flag Tariff Funds Centralizing Account (Conta Centralizadora dos Recursos de Bandeiras Tarifárias – CCRBT)(1)	(806,923)
(+) Updating – Selic rate	32,288

Balance on June 30, 2015	1,138,878

Balance on December 31, 2015	1,349,656

(+) Net constitution of financial assets	(432,169)
(–) Amortization	(231,386)
(–) Payments from the Flag Tariff Funds Centralizing Account (1)	(341,694)
(+) Updating – Selic rate	187,564

Balance on June 30. 2016	531,971

(1)	See more details in Note 11.
(2)	Includes adjustment for homologation of the CVA by Aneel in May 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.	INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled entities. The information presented below has been adjusted by the percentage of the Company’s equity interest in each item.

	Consolidated		Holding company
	June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented	June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented
Cemig GT (Generation and Transmission)	—	—	5,195,832	4,683,812
Hidrelétrica Cachoeirão	45,289	40,844	—	—
Guanhães Energia	21,020	18,444	—	—
Hidrelétrica Pipoca	28,887	26,237	—	—
Retiro Baixo	158,943	147,905	—	—
Aliança Norte	459,522	354,284	—	—
Madeira Energia (Santo Antônio Plant)	705,771	675,983	—	—
FIP Melbourne (Santo Antônio Plant)	730,395	703,403	—	—
LightGer	40,692	37,454	—	—
Baguari Energia	202,727	187,227	—	—
Renova	1,583,534	1,527,435	—	—
Aliança Geração	1,326,791	1,327,246	—	—
Central Eólica Praias de Parajuru	63,168	63,045	—	—
Central Eólica Volta do Rio	82,575	85,101	—	—
Central Eólica Praias de Morgado	60,983	62,071	—	—
Amazônia Energia	684,237	495,768	—	—
Cemig Distribuição	—	—	3,125,746	2,695,848
Light	1,158,116	1,187,722	1,158,116	1,187,722
Taesa	2,200,684	2,242,186	2,200,684	2,242,186
Cemig Telecom	—	—	171,137	169,006
Gasmig	—	—	1,436,966	1,406,371
Rosal Energia	—	—	139,658	121,822
Sá Carvalho	—	—	115,165	102,926
Horizontes Energia	—	—	49,934	70,539
Usina Térmica Ipatinga	—	—	4,105	3,898
Cemig PCH	—	—	89,947	84,956
Companhia Transleste de Transmissão	18,603	18,307	18,603	18,307
Barreiro Thermal Plant	—	—	32,011	29,703
Companhia Transudeste de Transmissão	18,530	17,536	18,530	17,536
Empresa de Comercialização de Energia Elétrica	—	—	27,547	9,120
Companhia Transirapé de Transmissão	21,384	19,298	21,384	19,298
Transchile	85,234	108,230	85,234	108,230
Efficientia	—	—	4,755	5,511
Cemig Comercializadora de Energia Incentivada	—	—	6,006	6,284
Companhia de Transmissão Centroeste de Minas,	18,478	17,528	18,478	17,528
Cemig Trading	—	—	33,804	29,840
Axxiom Soluções Tecnológicas	22,085	23,840	22,085	23,840
Parati	340,260	357,753	340,260	357,753
Cemig Overseas (*)	—	—	20	45

	10,077,908	9,744,847	14,316,007	13,412,081

(*)	Cemig Overseas: company formed in Spain for assessment of investment opportunities outside Brazil.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, which is an affiliated company in which the Company has significant influence.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows the movement of investments in subsidiaries and jointly-controlled entities:

Holding company	Dec. 31, 2015 Re-presented	Equity gain (loss) (Net profit)	Equity gain (loss) (Other comprehensive income)	Dividends	Other / cash injection	Jun. 30, 2016 Re-presented
Cemig GT (Generation and Transmission)	4,683,812	310,643	(664)	202,041 *	—	5,195,832
Cemig Distribuição	2,695,848	(77,905)	—	97,803 *	410,000	3,125,746
Cemig Telecom	169,006	(14,414)	(115)	—	16,660	171,137
Rosal Energia	121,822	17,836	—	—	—	139,658
Sá Carvalho	102,926	12,239	—	—	—	115,165
Gasmig	1,406,371	30,596	—	—	(1)	1,436,966
Horizontes Energia	70,539	4,395	—	—	(25,000)	49,934
Usina Térmica Ipatinga	3,898	207	—	—	—	4,105
Cemig PCH	84,956	5,400	—	(409)	—	89,947
Companhia Transleste de Transmissão	18,307	2,340	—	(2,044)	—	18,603
Barreiro Thermal Plant	29,703	2,308	—	—	—	32,011
Companhia Transudeste de Transmissão	17,536	1,808	—	(813)	(1)	18,530
Empresa de Comercialização de Energia Elétrica	9,120	18,427	—	—	—	27,547
Companhia Transirapé de Transmissão	19,298	2,086	—	—	—	21,384
Transchile	108,230	1,391	(24,387)	—	—	85,234
Efficientia	5,511	(755)	—	—	(1)	4,755
Cemig Comercializadora de Energia Incentivada	6,284	50	—	(328)	—	6,006
Companhia de Transmissão Centroeste de Minas,	17,528	2,973	—	(2,023)	—	18,478
Light	1,187,722	(24,303)	5,386	(10,689)	—	1,158,116
Cemig Trading	29,840	32,771	—	(28,808)	1	33,804
Axxiom Soluções Tecnológicas	23,840	(1,706)	—	(49)	—	22,085
Parati	357,753	(18,134)	420	221	—	340,260
Taesa	2,242,186	194,468	—	(235,970)	—	2,200,684
Cemig Overseas	45	(15)	(10)	—	—	20

	13,412,081	502,706	(19,370)	18,932	401,658	14,316,007

(*)	Corresponds to 25% of the dividends proposed by Cemig GT and Cemig D on December 31, 2015, which were allocated to the Stockholders’ equity of those subsidiaries, in the second quarter of 2016, after approval by the Annual General Meeting, held on April 29, 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated	Dec. 31. 2015 Re-presented	Equity gain (loss) (Net profit)	Equity gain (loss) (Other comprehensive income)	Dividends	Injections / acquisitions	Other	Jun. 30. 2016 Re-presented
Companhia Transleste de Transmissão	18,307	2,340	—	(2,044)	—	—	18,603
Companhia Transudeste de Transmissão	17,536	1,808	—	(813)	—	(1)	18,530
Companhia Transirapé de Transmissão	19,298	2,086	—	—	—	—	21,384
Transchile	108,230	1,391	(24,387)	—	—	—	85,234
Companhia de Transmissão Centroeste de Minas,	17,528	2,973	—	(2,023)	—	—	18,478
Light	1,187,722	(24,303)	5,386	(10,689)	—	—	1,158,116
Axxiom Soluções Tecnológicas	23,840	(1,706)	—	(49)	—	—	22,085
Hidrelétrica Cachoeirão	40,844	6,000	—	(1,555)	—	—	45,289
Guanhães Energia	18,444	(15,064)	—	—	17,640	—	21,020
Hidrelétrica Pipoca	26,237	2,649	—	—	—	1	28,887
Madeira Energia (Santo Antônio Plant)	675,983	(9,212)	—	—	39,000	—	705,771
FIP Melbourne (Santo Antônio Plant)	703,403	(10,467)	—	—	40,139	(2,680)	730,395
LightGer	37,454	3,238	—	—	—	—	40,692
Baguari Energia	187,227	15,500	—	—	—	—	202,727
Central Eólica Praias de Parajuru	63,045	147	—	(25)	—	1	63,168
Central Eólica Volta do Rio	85,101	(2,491)	—	(35)	—	—	82,575
Central Eólica Praias de Morgado	62,071	(1,043)	—	(45)	—	—	60,983
Amazônia Energia (Belo Monte Plant)	495,768	(421)	—	—	188,890	—	684,237
Ativas Data Center	—	(15,506)	—	—	—	15,506	—
Parati	357,753	(18,134)	420	221	—	—	340,260
Taesa	2,242,186	194,468	—	(235,970)	—	—	2,200,684
Renova	1,527,435	(183,237)	(664)	—	240,000	—	1,583,534
Aliança Geração	1,327,246	64,335	—	(64,790)	—	—	1,326,791
Aliança Norte (Belo Monte Plant)	354,284	(12,347)	—	—	117,585	—	459,522
Retiro Baixo	147,905	11,038	—	—	—	—	158,943

	9,744,847	14,042	(19,245)	(317,817)	643,254	12,827	10,077,908

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated	Dec. 31, 2014	Equity gain (loss) (Net profit)	Equity gain (loss) (Other comprehensive income)	Dividends	Injections / acquisitions	Other	Jun. 30, 2015
Companhia Transleste de Transmissão	13,588	5,207	—	(1,626)	—	—	17,169
Companhia Transudeste de Transmissão	12,725	3,604	—	(516)	—	—	15,813
Companhia Transirapé de Transmissão	13,827	4,351	—	(570)	—	—	17,608
Transchile	66,141	1,148	11,626	—	—	—	78,915
Companhia de Transmissão Centroeste de Minas,	20,985	1,282	—	(1,757)	—	—	20,510
Light	1,199,236	7,387	—	—	—	—	1,206,623
Axxiom Soluções Tecnológicas	23,633	157	—	—	—	—	23,790
Hidrelétrica Cachoeirão	34,296	3,189	—	—	—	—	37,485
Guanhães Energia	67,428	(23,687)	—	—	—	—	43,741
Hidrelétrica Pipoca	28,807	1,202	—	(1,271)	—	—	28,738
Madeira Energia (Santo Antônio Plant)	674,183	(37,316)	—	—	—	—	636,867
FIP Melbourne (Santo Antônio Plant)	707,910	(28,958)	—	—	—	—	678,952
LightGer	38,900	(779)	—	—	—	—	38,121
Baguari Energia	193,351	6,927	—	(11,898)	—	34	188,414
Central Eólica Praias de Parajuru	61,999	350	—	—	—	66	62,415
Central Eólica Volta do Rio	84,023	341	—	—	—	—	84,364
Central Eólica Praias de Morgado	62,332	492	—	—	—	—	62,824
Amazônia Energia (3)	394,238	(2,996)	—	—	97,541	—	488,783
Ativas Data Center	—	(14,565)	—	—	—	14,565	—
Epícares Empreendimentos (1)	92,641	1,342	—	—	—	(93,983)	—
Parati	370,359	393	—	(15,547)	—	—	355,205
Taesa	2,187,623	188,777	—	(110,466)	—	—	2,265,934
Renova	1,538,299	(47,588)	—	—	—	—	1,490,711
Aliança Geração (2)	3,323	29,846	—	—	581,114	734,530	1,348,813
Aliança Norte (4)	—	(1,448)	—	—	354,112	—	352,664
Retiro Baixo	149,944	(2,848)	—	—	1,247	—	148,343

	8,039,791	95,810	11,626	(143,651)	1,034,014	655,212	9,692,802

In the process of allocation of the acquisition prices of investments, intangible assets were identified relating to the rights of commercial operation of the regulated activities, and these were supported by economic and financial valuation opinions.

These amounts, adjusted for tax effects, will be amortized, on the straight-line basis, over the remaining periods of the authorizations for operation of each facility.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table gives the principal information on the subsidiaries and jointly-controlled entities, not adjusted for the percentage represented by the Company’s ownership interest:

Company	Number of shares	Jun. 30, 2016			Dec. 31, 2015
		Cemig interest %	Share capital	Stockholders’ equity Re-presented	Cemig interest %	Share capital	Stockholders’ equity Re-presented
Cemig GT (Generation and Transmission)	2,896,785,358	100.00	1,837,710	5,217,223	100.00	1,837,710	4,694,508
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	92,427	49.00	35,000	83,355
Guanhães Energia	137,608,000	49.00	137,608	42,898	49.00	137,608	37,641
Hidrelétrica Pipoca	41,360,000	49.00	41,360	58,953	49.00	41,360	53,545
Madeira Energia* (Santo Antônio Plant)	10,151,952,724	18.13	10,151,952	7,921,489	18.05	9,761,952	7,642,027
Baguari Energia	26,157,300	69.39	261,573	292,156	69.39	261,573	269,827
Central Eólica Praias de Parajuru*	70,560,000	49.00	70,560	128,914	49.00	70,560	128,663
Central Eólica Volta do Rio*	117,230,000	49.00	117,230	168,520	49.00	117,230	173,676
Central Eólica Praias de Morgado*	52,960,000	49.00	52,960	124,455	49.00	52,960	126,676
LightGer	79,078,937	49.00	79,232	83,045	49.00	79,232	76,439
Aliança Norte* (Belo Monte Plant)	30,020,525,290	49.00	887,135	954,269	49.00	647,166	739,498
Amazônia Energia (Belo Monte Plant)	977,451,523	74.50	977,452	936,318	74.50	723,409	683,340
Aliança Geração*	1,291,582,500	45.00	1,291,488	2,948,424	45.00	1,291,450	2,949,436
Retiro Baixo*	222,850,000	49.90	222,850	318,523	49.90	222,850	296,403
Renova*		34.15	2,806,255	4,630,216	27.37	2,526,253	5,580,690
Cemig Distribuição	2,359,113,452	100.00	2,361,998	3,125,747	100.00	2,361,998	2,695,849
Light *	203,934,060	26.06	2,225,822	4,448,595	26.06	2,225,822	4,562,203
Cemig Telecom	397,683,385	100.00	241,742	171,137	100.00	225,082	169,006
Ativas Data Center	167,616,327	49.00	167,616		49.0	133,616
Rosal Energia	46,944,467	100.00	46,944	139,658	100.00	46,944	121,822
Sá Carvalho	361,200,000	100.00	36,833	115,165	100.00	36,833	102,926
Gasmig*	409,255,483	99.57	665,429	1,443,171	99.57	665,429	1,408,036
Horizontes Energia	39,257,563	100.00	39,257	49,934	100.00	64,258	70,539
Usina Térmica Ipatinga	174,281	100.00	174	4,105	100.00	174	3,898
Cemig PCH	30,952,000	100.00	35,952	89,946	100.00	35,952	84,956
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	74,412	25.00	49,569	73,228
Barreiro Thermal Plant	30,902,000	100.00	30,902	32,011	100.00	30,902	29,703
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	77,208	24.00	30,000	73,067
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	27,547	100.00	486	9,120
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	87,281	24.50	22,340	78,767
Transchile	56,407,271	49.00	194,703	173,946	49.00	236,861	220,878
Efficientia	6,051,944	100.00	6,052	4,755	100.00	6,052	5,510
Cemig Comercializadora de Energia Incentivada	5,000,000	100.00	5,000	6,006	100.00	5,000	6,284
Companhia de Transmissão Centroeste de Minas,	28,000,000	51.00	28,000	36,231	51.00	28,000	34,366
Cemig Trading	160,297	100.00	160	33,803	100.00	160	29,840
Axxiom Soluções Tecnológicas	17,200,000	49.00	46,600	45,071	49.00	46,600	48,653
Parati	1,432,910,602	25.00	1,432,910	1,362,228	25.00	1,432,910	1,432,200
Taesa*	1,033,496,721	43.36	3,042,034	5,075,378	43.36	3,042,034	5,171,093

*	Stockholders’ equity including the intangible asset relating to the right to commercial operation of the regulated activity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On June 30, 2016, the current liabilities of some indirect subsidiaries were higher than their net assets, as follows:

Light: Negative consolidated net working capital, of R$ 949,210. It can be pointed out that there was consolidated operational cash flow of R$ 932,205 in the first half of 2016. Light expects improvement in operational cash flow during the year, due to the tariff adjustments obtained, the expected reduction of investments, and the improvement in the hydrological situation. Also, Light has been negotiating renewal of its short-term loans and financings, and lengthening of its debt profile.

Guanhães Energia: Negative consolidated net working capital, of R$ 225,240. The management of Guanhães Energia has been taking steps to improve its financial structure and working capital. These include rescheduling of its financings, lengthening of the maturities of loans contracted with financial institutions, and the possibility of injections of capital by its stockholders.

Madeira Energia: Madeira Energia and its subsidiary (Santo Antônio Energia) had excess of current liabilities over current assets, in the consolidated amount of R$ 42,561, mainly reflecting the account lines Suppliers, Loans and financings, and Contingency provisions. For solution to its situation of negative working capital, Santo Antônio Energia has the support of its own operational cash flow and, if necessary, injections of funds to be made by its stockholders.

Excess of Current liabilities over Current assets in Renova Energia at September 30, 2016

On September 30, 2016 the current liabilities of Renova Energia exceeded its current assets by R$ 1,450,975, and it has continued to present operational losses and negative cash flow. The main reasons for this situation are: (i) transactions to purchase supply of electricity, to honor commitments related to the delays in wind farms coming into operation; (ii) significant investments that are being allocated in construction of the Alto Sertão III wind farm complex; and (iii) delay in release of a long-term financing agreement with the BNDES.

The management of Renova Energia is taking a range of measures to rebalance its liquidity structure and cash flow. These actions include: reduction of the administrative and operational structure, reducing administrative costs; contracting of a long-term financing with the Brazilian Development Bank (BNDES) of R$ 930 million; postponement of certain projects, to balance cash flow; and financial support by the stockholders to ensure the Company’s liquidity.

Cemig’s management does not have any expectation of losses on the investments in Renova.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Acquisition of investments in jointly-controlled entities and affiliated companies

Investment in the Santo Antônio Hydroelectric Plant, through Madeira Energia S.A. (Mesa) and FIP Melbourne

The Company has direct and indirect investments in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.) of R$1,436,166 on June 30, 2016.

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 22,336,434 (consolidated) on June 30, 2016, and this amount, in accordance with financial projections prepared by its management, is to be absorbed by future revenues generated as from the start of operations of all the generator rotors of that entity. On June 30, 2016 the value of the property, plant and equipment assets proportional to Cemig GT’s equity ownership in this indirect subsidiary was R$ 4,049,595. During this development phase of the project, the jointly-controlled entity Mesa has reported recurring losses in its operations.

Mesa and its subsidiary Saesa have the benefit of direct and indirect cash investments by their shareholders.

On March 31, 2016, Mesa requested subscriptions of funds from its stockholders. Thus, FIP Melbourne, called upon its unit holders to subscribe the amounts corresponding to their holdings. Only Cemig GT complied with the request, changing its direct and indirect stockholdings in the project from 18.05% to 18.13%. Since June 2014 the funds have not participated in any subscription of funds, thus diluting their holdings.

The physical average offtake guarantee level for the Santo Antônio Hydro Plant is 2,218 MW. This was reached in September 2014 with the start of commercial operation of the 32nd generating rotor.

On November 19, 2014 SAAG Investimentos S.A. (SAAG) and Cemig GT filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration on the merit by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig GT, of the right of first refusal to subscribe the additional portion of the capital of Mesa, in the amount of R$ 174.72 million, approved in the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014.

The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Stockholders’ Agreement of Mesa.

Court of the Central Jurisdiction of São Paulo, and the arbitration referred to in the action for provisional remedy, if it takes place, will be in camera, under the Regulations of the Market Arbitration Chamber, and will have Mesa (and not Saesa) as a party. The chance of loss was initially assessed by the legal advisers of Cemig GT and SAAG as ‘possible’. In September 2016, due to the judgment given by the CAM, the chance of loss was re-assessed as ‘remote’.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte Energia

Norte Energia S.A. (‘NESA’) is the company holding ownership of the concession to operate the Belo Monte Hydroelectric Plant.

NESA will still require significant funds for costs of organization, development and pre-operational costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations. The programmed date for the last generating unit to start operation is January 2019.

On April 7, 2015, NESA was awarded interim judgment ordering Aneel to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte hydroelectric plant not coming into operation on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant”.

Based on this injunction, all records and the accounting provisions inherent to compliance with the requirements of the concession contract were suspended, but Aliança Norte Energia continues to purchase electricity on the spot market to avoid any future penalties.

Eletrobras – Centrais Elétricas Brasileiras S.A. (‘Eletrobras’), which owns 49.98% of the share capital of NESA, contracted a specialized law office to investigate any irregularities in projects in which it has an interest. The scope included the investment in NESA, in which Cemig is a minority shareholder through Aliança Norte and Amazônia Energia. At the time of initial publication of these interim accounting statements this work was still in progress, and thus did not yet have any conclusive results. It should be noted that at that time the Company’s management had no knowledge of any preliminary result of these investigations. In the initial publication hereof, the company undertook, as and when progress of the investigations produced any significant information, to assess any impacts on the interim financial statements, which it undertook would be accounted for and/or disclosed when applicable.

Norte Energia (NESA) – risks related to compliance with laws and regulations

Summary of the conclusions of the independent investigation

Centrais Elétricas Brasileiras S.A. (Eletrobras), and Cemig GT (direct and indirect minority stockholder through Amazônia Energia S.A. and Aliança Norte Energia Participações S.A.), respectively hold equity interests of 49.98% and 11.74% in Norte Energia S.A. (‘NESA’). Eletrobras contracted a specialized law office to carry out an independent internal investigation for the purpose of finding any irregularities that may have taken place in projects in which it has a participation, including NESA. The motive for this procedure was investigations that were being carried out by the Public Attorneys’ Office on irregularities involving some of the contractors and suppliers in investments where Eletrobras was a stockholder, including NESA.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The final reports of the independent internal investigation include certain findings with impacts that have been estimated in the financial statements of NESA. It was found that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant contain impacts estimated at 1% of the price of a contract, and other estimates of certain fixed amounts, to include bribes and activities of manipulation of bids considered to be of an unlawful nature.

Impacts on the financial statements

Based on the conclusions and results identified in the independent internal investigation, the management of NESA referred to Accounting Pronouncement CPC27 –Property, plant and Equipment, which correlates with IAS 16 –Assets and Equipment, and concluded that the amount of R$ 183,000, attributable to possible overinvoicing, bribes and/or fraudulent bids or activities considered to be of an unlawful nature, should not have been included in the historic cost of its assets, because such amounts would not have been necessary to establish the assets at the location and in the condition necessary for their functioning.

The management of NESA also concluded that it was impracticable to attempt precisely to identify the periods of the prior financial statements in which the excess of capitalized costs might have occurred, due to the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments ad reporting periods in which these excesses could have occurred. It is also emphasized that the alleged undue payments were not made by NESA, but by contractors and suppliers of the Belo Monte hydroelectric plant, which also impeded identification of the precise amounts and period of the payments.

Thus, NESA applied the procedure specified in IAS 8 –Accounting Policies, Changes in Accounting Estimates and Errors, making adjustments for the estimated amounts of the excesses of capitalized costs, in a total of R$ 183,000, referring to illegal payments in the financial statements at December 31, 2015, due to the impracticability of identifying the adjustments for each previous period affected.

As a result of the adjustment made by NESA on December 31, 2015 Cemig recognized an adjustment in the amount of R$ 22,875, in Investments with counterpart in Equity gain (loss) in subsidiaries. Of this total, R$ 21,390 arises from the adjustment made by Cemig GT, and R$ 1,485 arises from the adjustment made by Light S.A., in accordance with the specifications of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Considering that the independent internal investigation was concluded on a date subsequent to the approval of issuance of the financial statements of Cemig and Cemig GT for the year ended December 31, 2015, and of their interim accounting information for the periods ended March 31 and June 30, 2016, the Management of Cemig and Cemig GT decided to re-present the financial statements referred to.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Put options

Put options for shares in Parati

Cemig granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price would be subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity Fund owns common and preferred shares in Light, and at present exercises joint control, with the Company, over the activities of that company. This being so, this option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company, up to the first quarter of 2016, observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company had adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the date of the interim accounting statements, at the effective rate of 7.5% p.a. (discounting inflation effects). As a result of the changes in the Stockholders’ Agreement of Parati in the second quarter of 2016, described below, with consequences for the conditions and periods for exercise of the put option, the Company then began to use the Black-Scholes-Merton method for measurement of the fair value of the options.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in the Stockholders’ Agreement of Parati

In the second quarter of 2016 Amendments were signed to the Stockholders’’ Agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: The intention to exercise may be stated by any direct stockholder/s who decide to do so, independently of the exercise of the Put Option by the other direct stockholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 preferred shares in Parati, representing 14.30% of the total shares in Parati held by the other direct stockholders. Cemig must make payment by November 30, 2016.

b)	Second payment window: The intention to exercise may be stated by any direct stockholder/s who decide to do so, independently of the exercise of the Put Option by the other direct stockholders, up to September 23, 2017, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig must make payment by November 30, 2017.

2)	The Put Option may now be exercised not only by FIP Redentor, but also by the direct stockholders of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct stockholders shall individually have the right to sell any shares in Parati that they own.

3)	Conditions were included for bringing forward the date of exercise of the put option: In the event of any occurrence resulting in bringing forward of the option referred to, any direct stockholder may present to Cemig a notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct stockholders, over the totality of their shares.

4)	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the Put Option 55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

Amount of the Company’s exposure

Based on the studies made, a liability of R$ 1,679,455 is recorded in the Company’s Interim Accounting Statements, for the difference between the exercise price and the estimated fair value of the assets.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows the movement in the value of the options in the six-month periods ended June 30, 2016 and 2015:

Balance on December 31, 2014	165,801
Additions	114,182

Balance on June 30, 2015	279,983

Balance on December 31, 2015	1,245,103
Additions	434,352

Balance on June 30, 2016	1,679,455

In the calculation of the fair value of the option based on the BSM model the following variables are taken into account: the exercise price; the market closing price of the stock of Light on June 30, 2016 (as a proxy for the value of the indirect interest held by the direct stockholders of Parati in Light); the risk-free interest rate; the volatility of the price of the subject asset; and the time to maturity of the option.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. This exercise employed scenarios for the risk-free interest rate at 7.9% p.a. and 17.6% p.a., and volatility between 15% and 60% p.a., resulting in estimates of minimum and maximum price for the put option of R$ 1,637,184 and R$ 1,723,714, respectively.

Put options for Units in FIP Melbourne

Cemig GT and the private pension plan entities participating in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec – jointly, ‘the Investment Structure’) signed put options for units in the entities that comprise the Investment Structure (‘the Put Options’), which the private pension plan entities will be able to exercise in the eighty fourth month after June 2014. The exercise price of the put options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

To decide the method to be used for measuring the fair value of that option, since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of this option was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the date of the interim accounting statements, at the effective rate of 8% p.a. (discounting inflation effects).

Based on the studies made, a liability of R$ 173,625 is recorded in the Company’s interim accounting statements, for the difference between the exercise price and the estimated fair value of the assets.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows the movement in the value of the options in the six-month periods ended June 30, 2016 and 2015:

Balance on December 31, 2014	29,029
Additions	46,251

Balance on June 30, 2015	75,280

Balance on December 31, 2015	147,614
Additions	26,011

Balance on June 30, 2016	173,625

As a sensitivity analysis, one of the variables with most impact on the calculation of the options is the discount rate. A change of 1% in the discount rate alters the value of the options by approximately R$ 19 million.

Investment in Renova – Loss due to impairment of assets available for sale

Option contract

On September 18, 2015 a contract was signed giving Renova the option to sell to SunEdison, on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global, which Renova had received under the agreement governing the first phase of the transaction for sale and exchange of assets.

The exercise price of this option was set at R$ 50.48 or US$15.00 at the exchange rate of the day, at SunEdison’s choice. The contract also gave SunEdison an option to buy the same 7 million shares on the same terms.

Renova also announced that it had notified SunEdison and TerraForm Global of its intention to exercise its option to sell 7 million shares in TerraForm Global owned by Renova, on the terms specified by contract and publicly stated in the Material Announcement published by Renova on September 18, 2015. On April 21, 2016, SunEdison applied for Chapter 11 protection in the United States. On June 1, 2016, the period for payment of the option by SunEdison expired.

Renova priced the option using the Black-Scholes-Merton mathematical model, the future expectation for the exchange rate, and credit risk.

In the first half of 2016 Renova recognized a loss of R$ 111,402, for the variation in the price of the option, taking credit risk into account. In addition it recognized a loss of R$ 62,995 relating to the extinction of the option, and opened arbitration proceedings seeking, among other items, indemnity for losses. At the date of issuance of this report Sun Edison had not settled this transaction.

The figures above refer to the full impact on Renova’s interim financial statements. The effect for Cemig was proportional to its interest, of 34.2%, in the investee, valued by the equity method.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Investment in TerraForm – pricing of the shares

The company also posted a loss, in the first half of 2016, of R$ 271,509, reflecting the negative volatility in the stock price of TerraForm in the period, in which Renova has an equity interest of 11.65%, valued on the basis of the market price of the shares.

The figures above refer to the full impact on Renova’s interim financial statements. The effect for Cemig was proportional to its interest, of 34.2%, in the investee, valued by the equity method.

Rescission of share purchase agreement

On April 1, 2016 Renova Energia S.A. (‘Renova’) informed its stockholders and the market in general that the share purchase agreement for sale to TerraForm Global, Inc. of the assets of the Espra Project (‘the Espra Contract’) owned by Renova had been canceled by agreement between the parties, and upon payment by TerraForm Global to Renova of a break-up fee of US$ 10.0 million. Thus the assets of the Espra project, comprising three small hydroelectric plants (SHPs), which placed generation contracts under the Proinfa regime, with aggregate installed capacity of 41.8 MW, remain in the Company as part of Renova’s portfolio of operational assets. As a result of the cancellation, TerraForm Global paid Renova a penalty payment of R$ 35,790 on April 1, 2016.

The Espra Contract was included in the first phase of the transaction with TerraForm Global and SunEdison, Inc. (‘SunEdison’) announced on July 15, 2015.

Distribution of natural gas – agreement between Gasmig and Petrobras

Gasmig signed a contract for the service of distribution of natural gas with Petrobras to supply the Nitrogen Fertilizers Unit (UFN-V) – an ammonia factory to be installed in the County of Uberaba, in the Minas Triangle Region. As a result of compliance with this contract being found momentarily not to be feasible, the parties are in negotiation for an amicable dissolution of the contract without penalty for either party.

Generation companies constituted – Lot D of Auction 12/2015 won by the company in 2015

As described in more details in Note 12, as a result of Cemig GT having won Lot D of Auction 12/2015 (award of concessions for 18 plants), in June 2016 the Company transferred ownership of the concessions of these plants to 7 new specific-purpose generation companies, wholly-owned subsidiaries of Cemig GT, which are now consolidated, as from this present Quarterly Information.

14.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	June 30, 2016			Dec. 31, 2015
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	286,367	(9,523)	276,844	286,633	(8,024)	278,609
Reservoirs, dams and watercourses	4,894,422	(3,087,155)	1,807,267	4,866,922	(3,036,877)	1,830,045
Buildings, works and improvements	1,579,634	(1,150,326)	429,308	1,576,926	(1,139,615)	437,311
Machinery and equipment	3,927,667	(2,733,770)	1,193,897	3,862,311	(2,670,212)	1,192,099
Vehicles	29,000	(23,735)	5,265	29,000	(20,918)	8,082
Furniture and utensils	15,734	(12,141)	3,593	15,685	(11,212)	4,473

	10,732,824	(7,016,650)	3,716,174	10,637,477	(6,886,858)	3,750,619

Under construction	132,455	—	132,455	189,704	—	189,704

Net PP&E	10,865,279	(7,016,650)	3,848,629	10,827,181	(6,886,858)	3,940,323

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows the movement in property, plant and equipment:

Consolidated	Balance at Dec. 31, 2015	Addition	Written off	Depreciation	Transfers / Capitalization	Balance at June 30, 2016
In service
Land	278,609	—	(351)	(1,498)	84	276,844
Reservoirs, dams and watercourses	1,830,045	—	(3)	(49,579)	26,804	1,807,267
Buildings, works and improvements	437,311	—	(48)	(11,880)	3,925	429,308
Machinery and equipment	1,192,099	—	(11,864)	(53,778)	67,440	1,193,897
Vehicles	8,082	—	—	(1,299)	(1,518)	5,265
Furniture and utensils	4,473	—	(1)	(161)	(718)	3,593

	3,750,619	—	(12,267)	(118,195)	96,017	3,716,174

Under construction	189,704	45,005	(6,237)	—	(96,017)	132,455

Net PP&E	3,940,323	45,005	(18,504)	(118,195)	—	3,848,629

Consolidated	Balance at Dec. 31, 2014	Addition	Written off	Transfer of assets to Aliança Geração de Energia	Depreciation	Transfers / Capitalization	Balance at June 30, 2015
In service
Land	373,002	—	(17,429)	(40,796)	(1,886)	3,768	316,659
Reservoirs, dams and watercourses	2,260,282	—	—	(163,123)	(69,969)	5,491	2,032,681
Buildings, works and improvements	609,572	—	(670)	(115,659)	(13,642)	350	479,951
Machinery and equipment	2,053,249	—	(2,798)	(308,207)	(80,769)	58,546	1,720,021
Vehicles	9,244	—	—	(335)	(1,304)	—	7,605
Furniture and utensils	4,207	—	(2)	(199)	(163)	8	3,851

	5,309,556	—	(20,899)	(628,319)	(167,733)	68,163	4,560,768

Under construction	234,064	30,629	—	(3,077)	—	(58,157)	203,459

Net PP&E	5,543,620	30,629	(20,899)	(631,396)	(167,733)	10,006	4,764,227

The average annual depreciation rate for the year 2016 is 3.39% (2.31% in 2015). The average annual depreciation rates, by activity, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
2.86%	4.45%	8.88%	5.96%

The company has identified no evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

Aneel, under the Brazilian regulatory framework, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating the indemnification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The depreciation of the items of property, plant and equipment assets is calculated on the total of property, plant and equipment in service, by the straight-line method, using the rates determined by Aneel for the assets related to electricity activities, and reflects the estimated useful life of the assets. The residual value of the assets is the remaining balance of the assets at the end of the concession. As established in the contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity, or there is uncertainty related to the indemnity, at the end of the concession, as in the cases of thermal generation, and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

The company transferred to Financial assets the remaining accounting balances of the plants at July 2015 which will be the subject of indemnity by the concession-granting power. For more information please see Note 12.

Consortia

The Company is a partner in an electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, the controls being kept in Fixed assets and Intangible assets. The Company’s portion in the consortium is recorded and controlled individually in the respective types of PP&E and Intangible assets shown.

15.	INTANGIBLE ASSETS

a)	Composition of the balance at June 30, 2016 and December 31, 2015

Consolidated	June 30, 2016			Dec. 31, 2015
	Historic cost	Accumulated amortization	Amount Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(1,315)	10,434	11,749	(1,315)	10,434
Paid concession	19,169	(10,233)	8,936	19,169	(9,894)	9,275
Assets of concession	15,793,304	(6,812,379)	8,980,925	15,607,708	(6,642,234)	8,965,474
Other	63,111	(52,815)	10,296	69,041	(53,751)	15,290

	15,887,333	(6,876,742)	9,010,591	15,707,667	(6,707,194)	9,000,473

Under construction	1,476,470	—	1,476,470	1,274,631	—	1,274,631

Net intangible assets	17,363,803	(6,876,742)	10,487,061	16,982,298	(6,707,194)	10,275,104

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Holding company	Average amortization rate	June 30, 2016			Dec. 31, 2015
		Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	20%	3,789	(3,600)	189	3,789	(3,550)	239
Brands and patents	10%	9	(6)	3	9	(6)	3

		3,798	(3,606)	192	3,798	(3,556)	242

Under construction		1,676	—	1,676	1,676	—	1,676

Net intangible assets		5,474	(3,606)	1,868	5,474	(3,556)	1,918

b)	Movement in Intangible assets

Consolidated	Balance at Dec. 31, 2015	Addition	Written off	Amortization	Transfer	Balance at June 30, 2016
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	10,434
Paid concession	9,275	—	—	(339)	—	8,936
Assets of concession	8,965,474	—	(10,577)	(278,076)	304,104	8,980,925
Other	15,290	—	(6,224)	(2,107)	3,337	10,296

	9,000,473	—	(16,801)	(280,522)	307,441	9,010,591
Under construction	1,274,631	549,111	(4,079)	—	(343,193)	1,476,470

Net intangible assets – Consolidated	10,275,104	549,111	(20,880)	(280,522)	(35,752)	10,487,061

Consolidated	Balance at Dec. 31, 2014	Addition	Transfer of assets to Aliança Geração de Energia	Written off	Amortization	Transfer	Balance at June 30, 2015
In service
Useful life defined
Temporary easements	11,862	—	(1,202)	—	(205)	22	10,477
Paid concession	23,743	—	(12,517)	—	(1,611)	—	9,615
Assets of concession	2,223,034	—	—	(3,472)	(256,227)	32,405	1,995,740
Other	17,345	59	—	—	(2,932)	(4,853)	9,619

	2,275,984	59	(13,719)	(3,472)	(260,975)	27,574	2,025,451

Under construction	1,103,312	470,013	—	(1,366)	—	(460,874)	1,111,085

Net intangible assets	3,379,296	470,072	(13,719)	(4,838)	(260,975)	(433,300)	3,136,536

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The annual average amortization rate is 4.12%. The average rates of annual amortization, by activity, set by the legislation in effect, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
6.58%	7.06%	3.59%	14.26%	7.74%

The Company has not found indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life. The amount of additions, R$ 470,072, includes R$ 82,395 (R$ 70,160 in the first half of 2015) under the heading Capitalized financial costs, as presented in Note 18.

Assets of the concession

In accordance with Technical Interpretation ICPC 01 –Concession contracts, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (‘Special Obligations’), is reported in Intangible assets.

Aneel, under the Brazilian regulatory framework, is responsible for setting the economic useful life of the distribution assets of the electricity sector, periodically establishing a review in the valuation of these assets. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating of the indemnity due at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. These rates, therefore, were used as a basis for valuation and amortization of intangible assets.

The intangible assets Temporary easements, Paid concessions, Right of commercial operation of concessions, and others, are amortized on the straight-line basis and the rates used are those set by Aneel. The Company has not identified indications of impairment of its intangible assets, which have defined useful lives.

16.	SUPPLIERS

	Consolidated
	June 30, 2016	Dec. 31, 2015
Electricity on spot market – CCEE	134,850	307,631
Charges for use of grid	79,233	81,211
Electricity purchased for resale	683,525	647,149
Itaipu Binacional	192,600	314,859
Gas bought for resale	216,810	235,537
Materials and services	258,731	314,766

	1,565,749	1,901,153

Current	1,565,749	1,901,153

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.	TAXES

a)	Taxes and charges

The non-current obligations for Pasep and Cofins taxes refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax as part of the taxable amount for calculation of the amounts of Pasep and Cofins taxes payable, and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment, and authorizing payment through court deposits (starting in 2008), and maintained this procedure until July 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly. Additionally, in July 2015 the Company began to make provision for Pasep and Cofins taxes on updating of Financial assets, in accordance with tax legislation coming into force on that date.

	Consolidated		Holding company
	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Current
ICMS tax	512,022	462,336	18,091	18,091
Cofins tax	90,402	156,657	4,630	26,895
Pasep tax	19,280	33,332	983	5,708
Social security contributions	20,987	22,464	1,824	1,740
Other	28,917	65,324	714	689

	671,608	740,113	26,242	53,123
Non-current
Cofins tax	608,841	608,503	—	—
Pasep tax	131,270	131,208	—	—

	740,111	739,711	—	—

	1,411,719	1,479,824	26,242	53,123

b)	Income tax and Social Contribution tax

	Consolidated
	June 30, 2016	Dec. 31, 2015
Current
Income tax	9,293	7,619
Social Contribution tax	3,717	3,027

	13,011	10,646

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Charges Annual cost, %	Currency	Consolidated
				Jun. 30, 2016			Dec. 31, 2015
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: – Various Bonds (1)	2024	Various	US$	1,327	16,427	17,754	32,109
KfW	2016	4.50	Euro	1,168	—	1,168	2,803
KfW	2018	1.78	Euro	3,728	5,774	9,502	11,627

Debt in foreign currency				6,223	22,201	28,424	46,539
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of the CDI Rate	R$	66,856	—	66,856	143,937
Banco do Brasil	2017	108.00% of CDI	R$	286,422	147,449	433,871	433,877
Banco do Brasil	2018	104.10% of CDI	R$	385,193	540,000	925,193	924,666
Banco do Brasil (6)	2018	128.00% of CDI	R$	319,232	300,000	619,232	803,698
Banco do Brasil	2017	111.00% of CDI	R$	49,736	—	49,736	99,759
Banco do Brasil	2020	114.00% of CDI	R$	8,176	492,405	500,581	499,017
BNDES	2026	TJLP + 2.34%	R$	7,973	70,058	78,031	81,339
BNDES	2020	TJLP + 2.48%	R$	2,307	7,954	10,261	11,323
CEF	2018	119.00% of CDI	R$	100,693	58,334	159,027	200,876
CEF	2020	132.14% of CDI	R$	(2,113)	681,106	678,993	—
Eletrobras	2023	Ufir RGR + 6.00 to 8.00%	R$	19,681	57,187	76,868	184,764
Large consumers	2018	Various	R$	3,205	2,847	6,052	7,866
Finep	2018	TJLP + 5% and TJLP + 2.5%	R$	3,158	3,919	7,077	8,651
Pipoca Consortium	2016	IPCA index	R$	185	—	185	185
Promissory Notes – 8th Issue (3)	2016	111.70% of CDI Rate	R$	—	—	—	1,889,352
Promissory Notes – 6th Issue (2)	2016	120.00% of CDI	R$	1,541,442	—	1,541,442	1,440,907
BASA	2018	CDI + 1.9%	R$	11,677	119,229	130,906	121,172
Promissory Notes – 1st Issue (4)	2016	110.40% of CDI	R$	24,713	—	24,713	22,601

Debt in Brazilian currency				2,828,536	2,480,488	5,309,024	6,873,990

Total of loans and financings				2,834,759	2,502,689	5,337,448	6,920,529

Debentures, 2nd Issue (3)	2017	IPCA + 7.96%	R$	250,119	230,787	480,906	441,462
Debentures – 3rd Issue, 1st Series (2)	2017	CDI Rate + 0.90%	R$	506,198	—	506,198	539,943
Debentures – 3rd Issue, 3rd Series (2)	2022	IPCA + 6.20%	R$	21,035	918,567	939,602	922,328
Debentures – 3rd Issue, 2nd Series (2)	2019	IPCA + 6.00%	R$	6,079	274,222	280,301	274,892
Debentures – 3rd Issue, 2nd Series (3)	2021	IPCA + 4.70%	R$	24,432	1,414,061	1,438,493	1,402,391
Debentures – 3rd Issue, 3rd series (3)	2025	IPCA + 5.10%	R$	15,866	843,531	859,397	839,429
Debentures – 3rd Issue, 3rd series (3)	2018	CDI + 0.69%	R$	21,943	410,709	432,652	461,258
Debentures – 6th Issue, 1st Series (2)	2018	CDI + 1.6%	R$	145,978	970,892	1,116,870	1,037,256
Debentures – 6th Issue, 2nd Series (2)	2020	IPCA +8.07%	R$	2,256	29,580	31,836	29,185
Debentures, 4th Issue (3)	2018	CDI + 4.05%	R$	60,735	1,593,182	1,653,917	—
Debentures – 4th Issue, 2nd Series (2)	2016	CDI + 0.85%	R$	537,326	—	537,326	501,398
Debentures – 5th Issue, 1st Series (2)	2018	CDI + 1.6%	R$	119,059	1,400,000	1,519,059	1,411,646
Debentures (5)	2016	TJLP + 3.12%	R$	16,411	—	16,411	41,009
Debentures (5)	2018	CDI + 1.6%	R$	648	100,000	100,648	102,862
Debentures (5)	2018	CDI + 0.74%	R$	33,368	33,339	66,707	100,111
Debentures (5)	2022	TJLP + 7.82% (75%); Selic + 1.82% (25%)	R$	14,538	102,841	117,379	124,416
Debentures – 1st Issue, 1st Series (4)	2018	TJLP + 3.62%	R$	3,938	2,285	6,223	8,099
Debentures – 1st Issue, 2nd Series (4)	2018	TJLP + 4.32%	R$	1,461	847	2,308	3,004
Debentures – 1st Issue, 3rd Series (4)	2018	TJLP + 1.72%	R$	543	315	858	1,121
Debentures – 1st Issue, 4th Series (4)	2018	TJLP + 3.62%	R$	1,184	686	1,870	2,437
Debentures – 1st Issue, 5th Series (4)	2018	TJLP + 4.32%	R$	483	280	763	1,002
Debentures – 1st Issue, 6th Series (4)	2018	TJLP + 1.72%	R$	375	216	591	759

Total, debentures				1,783,975	8,326,340	10,110,315	8,246,008

Overall total – Consolidated				4,618,734	10,829,029	15,447,763	15,166,537

(1)	Interest rates vary from 2.00 to 8.00% p.a. Six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão.
(3)	Cemig Distribuição.
(4)	Cemig Telecom.
(5)	Gasmig.
(6)	On April 22, 2016 Cemig D signed amendments to two Bank Credit Notes issued in favor of Banco do Brasil, for a total of R$ 600 million, to roll over existing debt.

The interest rate is 128.00% of the CDI rate, p.a., and the funds will be paid in four six-monthly installments with final maturity in April 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees

The guarantees of the debtor balance on loans and financings, on June 30, 2015, were as follows:

Promissory Notes and Sureties	12,903,610
Receivables	1,980,986
Without guarantee	563,167

TOTAL	15,447,763

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2016	2017	2018	2019	2020	2021	2022	After 2022	Total
Currency
US dollar	1,327	—	—	—	—	—	—	16,427	17,754
Euro	3,032	4,238	3,400	—	—	—	—	—	10,670

Total, foreign-currency denominated	4,359	4,238	3,400	—	—	—	—	16,427	28,424

Indexors
IPCA (1)	320,207	230,399	136,572	618,397	784,725	784,076	523,297	633,047	4,030,720
Ufir / RGR (2)	10,591	16,749	16,357	12,910	11,210	3,407	3,264	2,380	76,868
CDI (3)	3,400,384	3,485,049	3,505,885	437,773	234,836	—	—	—	11,063,927
URTJ / TJLP (4)	34,892	34,938	32,058	29,046	29,155	26,798	26,796	28,089	241,772
IGP–DI (5)	902	852	841	841	370	—	—	—	3,806
TR (6)	1,749	199	99	199	—	—	—	—	2,246

Total, governed by indexors	3,768,725	3,768,186	3,691,812	1,099,166	1,060,296	814,281	553,357	663,516	15,419,339

Overall total	3,773,084	3,772,424	3,695,212	1,099,166	1,060,296	814,281	553,357	679,943	15,447,763

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’ Price Index).
(6)	TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	Accumulated variation in 1H16, %	Accumulated variation in 1H15, %	Indexor	Accumulated variation in 1H16, %	Accumulated variation in 1H15, %
US dollar	(17.80)	16.81	IPCA index	4.42	6.17
Euro	(16.68)	7.23	CDI rate	6.72	5.92

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in loans, financings and debentures were as follows:

Consolidated
Balance on December 31, 2014	13,508,738
Financings obtained net of funding costs	3,097,192
Monetary and exchange rate variation	231,044
Financial charges provisioned	720,556
Financial charges paid	(846,938)
Amortization of financings	(3,673,618)

Balance on June 30, 2015	13,036,974

Balance on December 31, 2015	15,166,537
Loans and financings obtained	2,311,965
Funding costs	(60,367)

Financings obtained net of funding costs	2,251,598
Monetary and exchange rate variation	168,729
Financial charges provisioned	990,196
Financial charges paid	(1,084,559)
Amortization of financings	(2,044,738)

Balance on June 30, 2016	15,447,763

Borrowing costs capitalized

The Company transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	Jun. 30, 2016	Jun. 30, 2015
Costs of loans and financings	990,196	720,556
Financial costs transferred to Intangible assets	(82,395)	(70,160)

Net effect in Profit and loss account	907,801	650,396

The value of the charges capitalized, R$ 82,395, has been excluded from the Statement of Cash Flow, in the additions to the Cash flow in investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to works was 8.38% at June 30, 2016, and 7.55% in the same period of 2015.

Funding raised

This table gives the consolidated totals of funds raised in 1H16:

Financing source	Principal maturity	Annual financial cost, %	Amount raised *
Brazilian currency
Caixa Econômica Federal	2020	132.14% of CDI Rate	675,008
Debentures	2018	CDI + 4.05%	1,574,625
KfW	2018	1.78	1,965

Financings obtained net of funding costs			2,251,598

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In March 2016 Cemig D issued a Bank Credit Note in favor of Caixa Econômica Federal, in the amount of R$ 695,000, for payment of debts of the Company becoming due in the first half of 2016. The interest rate is 132.14% of the CDI rate, p.a., with maturity of 48 months, grace period of 18 months for payment of the principal, payment of interest quarterly in this period, and amortization over 30 months, with monthly payment of installments of principal and interest. Caixa Econômica Federal will disburse the funds in eight installments, over the months of March through May, 2016. Of this total, R$ 355 million was released in March 2016, R$ 300 million in April 2016 and R$ 40 million in May 2016.

In March 2016 Cemig D completed its fourth issue of non-convertible debentures, in the amount of R$ 1,615,000, in a single series, with issue date December 15, 2015 and maturity at three years. These debentures carry annual remuneration at the CDI rate +4.05% p.a.; the principal will be amortized in two equal installments becoming due in December 2017 and December 2018. The proceeds will be used for payment of the Company’s Eighth Issue of promissory notes.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Type of guarantee	Annual cost, %	Expiration	June 30, 2016	Dec. 31, 2015
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI Rate + 0.90%	2017	506,198	539,943
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20%	2022	939,602	922,328
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00%	2019	280,301	274,892
Cemig GT – 4th Issue	Unsecured	CDI Rate + 0.85%	2016	537,326	501,398
Cemig GT – 5th Issue	Unsecured	CDI + 1.6%	2018	1,519,059	1,411,646
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69%	2018	432,652	461,258
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70%	2021	1,438,493	1,402,391
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10%	2025	859,397	839,429
Cemig D – 6th Issue – 1st Series	Surety	CDI + 1.6%	2018	1,116,870	1,037,256
Cemig D – 6th Issue – 2nd Series	Surety	IPCA +8.07%	2020	31,836	29,185
Cemig D – 4th Issue	None	IPCA + 7.96%	2017	480,906	441,462
Cemig D – 4th Issue	Surety	CDI + 4.05%	2018	1,653,917	—
Gasmig	Unsecured	TJLP + 3.12%	2016	16,411	41,009
Gasmig	Unsecured	CDI + 1.6%	2018	100,648	102,862
Gasmig	Unsecured	CDI + 0.74%	2018	66,707	100,111
Gasmig	Unsecured	TJLP+7.82 (75%) and Selic+1.82(25%)	2022	117,379	124,416
Cemig Telecom – 1st Issue – 1st Series	Receivables (Revenue)	TJLP + 3.62%	2018	6,223	8,099
Cemig Telecom – 1st Issue – 2nd Series	Receivables (Revenue)	TJLP + 4.32%	2018	2,308	3,004
Cemig Telecom – 1st Issue – 3rd Series	Receivables (Revenue)	TJLP + 1.72%	2018	858	1,121
Cemig Telecom – 1st Issue – 4th Series	Receivables (Revenue)	TJLP + 3.62%	2018	1,870	2,437
Cemig Telecom – 1st Issue – 5th Series	Receivables (Revenue)	TJLP + 4.32%	2018	763	1,002
Cemig Telecom – 1st Issue – 6th Series	Receivables (Revenue)	TJLP + 1.72%	2018	591	759

TOTAL				10,110,315	8,246,008

For the debentures issued by the Company, there are no restrictive covenants, nor agreements for renegotiation, nor debentures held in treasury. There is an early maturity cross-default clause in the event of non-payment of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Restrictive covenants

The Company has financing contracts with the Brazilian Development Bank (BNDES), with covenants related to financial indices, calculated annually in a balance sheet audited by an independent auditing company registered with the CVM, as follows: The Company’s subsidiaries Gasmig and Cemig Telecom also have covenants, as shown below.

Covenant ratio	Requirement
CEMIG:
Stockholders’ equity of Guarantor / Total assets of Guarantor (1)	30.0% or more
Stockholders’ equity of Guarantor / Total assets of Guarantor (Cemig) (2)	30% or more
Net debt / Ebitda (2)	4x or less
GASMIG:
Ebitda / Debt servicing (3)	1.3 or more
Total liabilities / Total assets (3)	Less than 0.6
TELECOM:
Ebitda / Debt servicing (4)	1.10 or more
Ebitda margin (Ebitda / Net operational revenue) (4)	0.30 or more
Equity / Total assets (4)	0.30 or more
Total financial debt / Ebitda (4)	3.50 or less

(1)	If the subsidiary Cemig GT does not succeed in achieving the required ratio, it will have six months from the end of the business year in which the ratio was found, to: (i) constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or (ii) present an interim balance sheet, audited by an auditor registered with the CVM, that indicates the return to the index required.
(2)	If it does not meet the required indices, the Company must, within 30 calendar days from the date of written notice by the BNDES on non-achievement of one of the indices, constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the amount outstanding under the contract, unless the levels referred to have been re-established within that period.
(3)	Cross default: Certain contractually specified situations can cause early maturity of other debts.
(4)	Non-compliance with these clauses by Telecom may result in blockage of the funds in the Retention Account, early maturity of the contract, and execution of the guarantees. These obligations can be principally summed up as maintaining, from the time of issue of the debentures to their final maturity, at least three of the four financial ratios above, which must be met at the end of each half-year, i.e. on June 30 and December 31.

On June 30, 2016, all the covenants were complied with.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.	REGULATORY CHARGES

	Consolidated
	June 30, 2016	Dec. 31, 2015
Global Reversion Reserve (RGR)	50,590	47,780
Energy Development Account (CDE)	187,344	281,552
Eletrobras – Compulsory loan	1,207	1,207
Aneel inspection charge	3,053	2,968
Energy Efficiency	256,116	207,162
Research and Development	194,615	159,510
Energy System Expansion Research	1,848	1,765
National Scientific and Technological Development Fund	3,418	3,251
Proinfa – Alternative Energy Program	7,228	6,550
Emergency capacity charge	30,997	30,996
Consumer charges – ‘Flag Tariff’ system	54	655

	736,470	743,396

Current liabilities	433,294	516,983
Non-current liabilities	303,176	226,413

20.	POST-RETIREMENT OBLIGATIONS

The Forluz Pension plan (a Supplementary retirement pension plan)

Changes in net liabilities were as follows:

Holding company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2014	39,335	63,185	1,986	38,577	143,083
Expense recognized in the Profit and loss account	3,557	3,921	125	2,347	9,950
Contributions paid	(2,804)	(2,057)	(61)	(386)	(5,308)

Net liabilities on June 30, 2015	40,088	65,049	2,050	40,538	147,725

Net liabilities on December 31, 2015	199,183	74,034	1,958	28,016	303,191

Expense recognized in the Profit and loss account	13,878	5,069	138	1,887	20,972
Contributions paid	(3,080)	(2,728)	(68)	(464)	(6,340)

Net liabilities on June 30, 2016	209,981	76,375	2,028	29,439	317,823

				Jun. 30, 2016	Dec. 31,2015
Current liabilities				10,199	9,139
Non-current liabilities				307,624	294,052

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2014	799,487	1,120,185	31,946	680,034	2,631,652
Expense recognized in the Profit and loss account	72,284	71,012	2,036	42,170	187,502
Contributions paid	(56,967)	(35,405)	(1,056)	(5,986)	(99,414)

Net liabilities on June 30, 2015	814,804	1,155,792	32,926	716,218	2,719,740

Net liabilities on December 31, 2015	1,346,388	1,323,516	30,090	553,377	3,253,371

Expense recognized in the Profit and loss account	92,858	91,204	2,074	37,440	223,576
Contributions paid	(62,625)	(45,164)	(1,123)	(8,759)	(117,671)

Net liabilities on June 30, 2016	1,376,621	1,369,556	31,041	582,058	3,359,276

				Jun. 30, 2016	Dec. 31,2015
Current liabilities				185,785	166,990
Non-current liabilities				3,173,491	3,086,381

The amounts recorded as Current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months for amortization of the actuarial liabilities.

The amounts recorded in the expenses posted in the profit and loss account are for the portions of the expenses on post-retirement obligations, plus the financial charges and monetary updating of the debt agreed with the Foundation.

21.	PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the company would be debtor

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss (i.e. that an outflow of funds to settle the obligation will be necessary) are assessed as ‘probable’, as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated
	Dec. 31, 2015	Additions	Reversals	Settled	Jun. 30, 2016
Employment-law cases	289,841	43,232	(4,435)	(20,493)	308,145
Civil cases
Consumer relations	17,378	7,922	(616)	(6,033)	18,651
Other civil cases	28,792	10,593	(76)	(2,535)	36,774

	46,170	18,515	(692)	(8,568)	55,425
Tax	69,014	4,478	(1,295)	(762)	71,435
Environmental matters	60	—	(57)	—	3
Regulatory	45,180	14,020	(1,068)	(1,905)	56,227
Corporate	268,953	—	(29,502)	—	239,451
Other	35,355	28,462	(2,477)	(6,680)	54,660

Total	754,573	108,707	(39,526)	(38,408)	785,346

	Consolidated
	Dec. 31, 2014	Additions	Reversals	Settled	Jun. 30, 2015
Employment-law cases	322,525	35,517	—	(12,931)	345,111
Civil cases
Consumer relations	19,215	7,032	(2,081)	(6,478)	17,688
Other civil cases	24,272	12,035	—	(5,574)	30,733

	43,487	19,067	(2,081)	(12,052)	48,421
Tax	73,059	4,979	(9,685)	(477)	67,876
Environmental matters	1,215	5	(1,164)	(1)	55
Regulatory	35,385	2,843	—	(217)	38,011
Corporate	239,445	13,639	—	—	253,084
Other	39,859	1,814	(10,439)	(861)	30,373

Total	754,975	77,864	(23,369)	(26,539)	782,931

	Holding company
	Dec. 31, 2015	Additions	Reversals	Settled	Jun. 30, 2016
Employment-law cases	29,169	10,286	—	(3,941)	35,514
Civil cases
Consumer relations	3,294	3	(617)	—	2,680
Other civil cases	1,289	2,162	(76)	(35)	3,340

	4,583	2,165	(693)	(35)	6,020
Tax	10,306	2,254	(1,157)	(682)	10,721
Regulatory	21,696	—	(1,068)	—	20,628
Corporate	268,953	—	(29,502)	—	239,451
Other	427	62	—	(24)	465

Total	335,134	14,767	(32,420)	(4,682)	312,799

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Holding company
	Dec. 31, 2014	Additions	Reversals	Closed	June 30, 2015
Employment-law cases	31,688	5,360	—	(3,149)	33,899
Civil cases
Consumer relations	3,250	558	(924)	(12)	2,872
Other civil cases	171	1,886	—	(632)	1,425

	3,421	2,444	(924)	(644)	4,297
Tax	9,828	2,480	(2,652)	(547)	9,109
Environmental matters	313	—	(313)	—	—
Regulatory	23,065	2,876	—	(1)	25,940
Corporate	239,445	13,639	—	—	253,084
Other	1,007	82	(149)	(4)	936

Total	308,767	26,881	(4,038)	(4,345)	327,265

The Company’s management, in view of the long periods and manner of working of the Brazilian judiciary, tax and regulatory systems, believes that it is not practicable to provide information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. The Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the principal provisions and contingent liabilities are given below, these being the best estimates of expected future disbursements for these contingencies:

Provisions, for legal actions with chances of loss assessed as ‘probable’; and Contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’:

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of these contingencies is approximately R$ 976,327 (R$ 971,908 on December 31, 2015), of which R$ 308,145 (R$ 289,841 on December 31, 2015) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

The increase in the amount of the contingency is due, among other factors, to the larger volume of legal actions being taken by former employees, arising from severances over recent years, and also the higher volume of actions on remuneration for hazardous work, due to new legal arguments which have emerged following recent legislative changes.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 18,651 (R$ 18,049 on December 31, 2015), of which R$ 17,688 (R$ 17,378 on December 31, 2015) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 241,581 (R$ 185,048 on December 31, 2015), of which R$ 36,774 (R$ 28,792 on December 31, 2015) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL); and applications to stay tax execution on tax matters. The aggregate amount of these contingencies is approximately R$ 371,671 (R$ 257,334 on December 31, 2015), of which R$ 71,435 (R$ 69,014 on December 31, 2015) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Environmental matters

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 28,110 (R$ 25,720 on December 31, 2015), of which R$ 3 (R$ 60 on December 31, 2015) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are:(i) the tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of electricity; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the “Cruzado Plan”, in 1986. The aggregate amount of these contingencies is approximately R$ 229,587 (R$ 201,871 on December 31, 2015), of which R$ 56,227 (R$ 45,180 on December 31, 2015) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the State (Cadin).

Based on the opinion of our legal advisors, the chances of loss have been assessed as ‘probable’ and the amount of R$ 239,451 (R$ 268,953 on December 31, 2015), the estimated probable amount of funds that might be used to settle the matter, has been provisioned, with a counterpart in Financial revenue (expenses).

Other legal actions in the normal course of business

Alleged breach of contract – services of cleaning power line paths and firebreaks

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 26,432 (R$ 23,653 at December 31, 2015), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 156,201 (R$ 126,444 on December 31, 2015), of which R$ 28,228 (R$ 11,702 on December 31, 2015) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the company believes it has arguments of merit for legal defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes and similar charges. Below are details of the principal cases:

Indemnity for the employees’ future benefit – the ‘Anuênio’

In 2006 the Company paid an indemnity to its employees, totaling R$ 177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company decided to apply for an order of mandamus, which permitted payment into Court of R$ 241,328 (R$ 236,671 at December 31, 2015). This was posted in Escrow deposits in litigation. The updated amount of the contingency is R$ 276,883 (R$ 263,819 on December 31, 2015) and, based on the arguments above, Management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against the Company in relation to Social Security contributions, under various headings: profit sharing payments; the Workers’ Food Program (‘PAT’); the education assistance payment; food allowance payment; Special Additional Retirement Pension; overtime; hazardous work; Sest and Senat payments; and penalty payments for non-compliance with an accessory obligation. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 1,434,860 (R$ 1,361,429 on December 31, 2015). The Company has assessed the chances of loss as ‘possible’ – reflecting among other considerations the assessment that these legal actions against the company are likely to be unsuccessful, grounded on evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not accept (and ratify) the Company’s declared offsetting of federal taxes using credits arising from undue or excess payment of federal taxes (corporate income tax, the Social contribution tax on net profit, and the PIS and Cofins taxes). The Company is contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 320,783 (R$ 681,751 on December 31, 2015). The Company has assessed the chance of loss as ‘possible’, since it believes that it has complied with the relevant requirements of the National Tax Code (Código Tributário Nacional, or CTN).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Corporate tax return – restitution and offsetting

The Company was a party in an administrative case which involved requests for restitution and compensation of credits arising from tax carryforward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 508,476 (R$ 482,032 on December 31, 2015). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and the understanding that mistaken assumptions were used by the inspectors in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld at sourced (IRRF) on capital gain in a stockholding transaction

The federal tax authority issued an infringement notice to Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to a capital gain in a stockholding transaction relating to the purchase by Parati, and sale by Enlighted, on July 7, 2011, of 100.00% of the equity in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (‘FIP Luce’), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting stock of Light S.A. (‘Light’). The amount of the contingency is approximately R$ 288,860 (R$ 202,081 on December 31, 2015). The chance of loss has been assessed as ‘possible’.

Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax infringement claim against the Company for the business years 2012 and 2013, alleging non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net income: i) taxes with demand suspended; ii) donations and sponsorship (Law 8313/91); and iii) fines for various alleged infractions. The amount of this contingency is R$ 259,507 (R$ 226,579 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Regulatory matters

Public Lighting Contribution ‘(CIP)

The Company is a party in several actions seeking declaration of nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time that was used for calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this contingency, the amount of which is estimated at R$ 1,324,633 (R$ 1,300,338 on December 31, 2015). The Company has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE), predecessor of the present Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained an interim judgment in its favor in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002. This was to have been put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of electricity in the spot market on the CCEE, in the approximate amount of R$ 250,659 (R$ 230,346 on December 31, 2015). On November 9, 2008 the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

The Company has classified the chance of loss as ‘possible’, since this is a unique action – no similar action having previously been heard – and because it deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

System Service Charges (ESS) – Resolution issued by the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of the additional dispatching of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between Free Consumers and Distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which the Company is a member, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim remedy, the Wholesale Trading Chamber (CCEE) carried out the financial settlement for transactions from April through December 2013 using the criteria prior to the said Resolution. As a result, the Company recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim remedy granted in favor of its members, including Cemig GT and its subsidiaries. This decision was the subject of an appeal, distributed to the 7th Panel of the TRF (Tribunal Federal Regional – Regional Federal Court) of the 1st Region, in which judgment is awaited.

The amount of the contingency is approximately R$ 171,474 (R$ 155,251 on December 31, 2015). In spite of the successful judgment at the first instance, the Association’s legal advisers still considered the chances of loss in this contingency as ‘possible’. The Company agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the federal government.

PP&E assets in service

In August 2014 Aneel filed a notice of infringement alleging that the Company had not met all the requirements in relation to appropriation of costs in works and other procedures adopted, and its compliance with the current legislation. This is a type of inspection/complaint that has never happened before, relating as it does to the Electricity Sector Property Control Manual. The amount of this contingency is R$ 69,937 (R$ 66,170 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense, due to the regularity and legality of the Rules issued by Aneel, which orient the actions of the Company, and also due to compliance with the Normative Resolutions of Aneel in relation to the requirements of law; and also the public interest in the transfer of electricity assets; and has therefore not constituted a provision for this action.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential tariff sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 241,541 (R$ 222,449 on December 31, 2015). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

The Periodic Tariff Review – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against Aneel, requiring identification of all consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement. The estimated amount of the contingency is R$ 303,128 (R$ 276,321 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense, and has therefore not made a provision for this action.

Environmental matters

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant.

Due to the changes made in the environmental legislation and the trend toward a consensus in case law, the Company has re-evaluated the amounts of the claims in the action to R$ 353,064 (R$ 314,015 on December 31, 2015), and revised the assessment of chances of loss to ‘remote’, because it believes it has arguments of merit for legal defense, and the adversary party has not demonstrated elements to prove its arguments.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Public Attorneys of Minas Gerais State, together with an associations and individuals, filed class actions requiring the company to invest at least 0.5% of the gross annual operational revenue, since 1997, from the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in protection and environmental preservation of the water tables existing in the counties where these plants are located, and indemnity proportional to alleged irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12503/1997. The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, the Company believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is a matter for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since Management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 109,890 (R$ 99,000 on December 31, 2015).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (Área de Preservação Permanente, or APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, the Company has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 69,603 (R$ 64,338 on December 31, 2015).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early payment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 383,589 (R$ 363,452 on December 31, 2015), and the Company believes that it has met the legal requirements, having based its actions on the Opinion of the Public Accounting Attorneys’ Office of the Audit Board of the State of Minas Gerais. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

‘Light for Everyone’ Program – challenges by suppliers relating to contracts

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for Everyone’). The estimated amount is R$ 223,001 (R$ 202,145 on December 31, 2015). No provision has been made. The Company has classified the chance of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 36,704 (R$ 33,097 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

The Company is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount on June 30, 2016 is R$ 25,208 (R$ 44,423 on December 31, 2015) and no provision has been made. The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

Alteration of the monetary updated index of employment-law cases

The Higher Employment-Law Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that employment-law debts in actions not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Consumer Price Index), rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should be decided exclusively by the STF.

The estimated value of the difference between the monetary updating indices of the employment-law cases is R$ 140,651 (R$ 139,508 on December 31, 2015). No additional provision has been made, since the Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers, on the subject, after the injunction given by the Federal Supreme Court.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22.	STOCKHOLDERS’ EQUITY AND REMUNERATION TO STOCKHOLDERS

The Company’s registered share capital on June 30, 2016 is R$ 6,294,208, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00.

Profit (loss) per share

The number of shares used in the calculation of basic and diluted profit (loss) per share is as follows:

Number of shares	Jun. 30, 2016	Jun. 30, 2015	2Q16	2Q15
Common shares	420,764,708	420,764,708	420,764,708	420,764,708
Preferred shares	838,076,946	838,076,946	838,076,946	838,076,946

	1,258,841,654	1,258,841,654	1,258,841,654	1,258,841,654
Shares in Treasury	(560,718)	(560,718)	(560,718)	(560,718)

Total	1,258,280,936	1,258,280,936	1,258,280,936	1,258,280,936

The Company does not have any dilutive instruments; each class of share carries an equal share in profits.

The following is the calculation of the basic and diluted profit per share:

	Jun. 30, 2016	Jun. 30, 2015	2Q16	2Q15
Net profit (loss) (A)	207,166	2,018,614	202,047	534,132
Total shares (B)	1,258,280,936	1,258,280,936	1,258,280,936	1,258,280,936

Basic and diluted profit (loss) per share ( = A/B ) – R$	0.16	1.60	0.16	0.42

Equity valuation adjustments

Equity valuation adjustments	Consolidated
	June 30, 2016	Dec. 31, 2015
Adjustments to actuarial liabilities – Employee benefits	(120,515)	(120,514)
Other comprehensive income in subsidiary and jointly-controlled subsidiary
Deemed cost of PP&E assets	698,392	720,203
Adjustments on conversion of the financial statements	54,872	80,930
Adjustments to actuarial liabilities – Employee benefits	(571,754)	(578,647)
Cash flow hedge instruments	87	292

	181,597	222,778

Equity valuation adjustments	61,082	102,264

Dividends declared in relation to the result for 2015

The Annual General Meeting, held on April 29, 2016, approved payment of dividends totaling R$ 633,968, which is less than the mandatory minimum dividend.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Mandatory dividends not distributed

On April 29, 2016 the Annual General Meeting decided, after assessment of the position stated by the Board of Directors and the Opinion issued by the Audit Board, and in accordance with the requirements of Paragraphs 4 and 5 of Article 202 of the Corporate Law, to hold the amount of R$ 633,967 in Stockholders’ equity, in the account Reserve for obligatory dividends not distributed, to be paid as soon as the Company’s financial situation should permit.

In the context of the re-presentation of this Interim accounting information, considering that the Net profit for the year ended December 31, 2015, approved by the Annual General Meeting held on April 29, 2016 in the amount of R$ 2,491,375 was altered to R$ 2,468,500, the amount of the dividends retained in Stockholders’ equity on December 31, 2015, of R$ 633,967, was altered to R$ 622,530.

Also, in compliance with Paragraph 5 of Article 202 of the Corporate Law, Management filed with the CVM, on May 3, 2016, a Notice to Stockholders in which it explained the reasons why it suggested to the Annual General Meeting that payment of the dividends specified in the by-laws of 50% of the profit for the year, would not be compatible with the Company’s current financial situation. This is mainly due to: the Company’s net working capital being negative on December 31, 2015; indicators of debt; and also the effects of the present macroeconomic situation on sales prices of electricity; with effects on the Company’s revenue.

23.	REVENUE

	Consolidated
	1H16	1H15
Revenue from supply of electricity (a)	11,528,165	10,957,746
Revenue from use of the electricity distribution systems (TUSD) (b)	836,580	730,882
CVA, and Other financial components in tariff calculations (c)	(663,555)	762,497
Transmission revenue
Transmission concession revenue	147,769	126,503
Transmission construction revenue (d)	31,634	56,258
Transmission indemnity revenue – Reimbursement through RAP	592,469	54,872
Distribution construction revenue (d)	552,099	443,405
Revenue from financial updating of concession grant fee (e) *	148,694	—
Transactions in electricity on the CCEE (f)	51,672	1,712,090
Supply of gas	697,492	850,720
Other operational revenues (g)	706,852	691,008
Taxes and charges applied to Revenue (h)	(5,424,064)	(5,144,222)

Net operational revenue	9,205,807	11,241,759

	Consolidated
	2Q16	2Q15
Revenue from supply of electricity (a)	5,613,352	5,818,505
Revenue from use of the electricity distribution systems (TUSD) (b)	427,495	520,785
CVA, and Other financial components in tariff calculations (c)	(531,351)	212,227
Transmission revenue
Transmission concession revenue	74,724	63,705
Transmission construction revenue (d)	24,946	25,325
Transmission indemnity revenue – Reimbursement through RAP	561,226	54,872
Distribution construction revenue (d)	323,766	240,765
Revenue from financial updating of concession grant fee (e) *	67,928	—
Transactions in electricity on the CCEE (f)	49,042	701,158
Supply of gas	318,841	425,217
Other operational revenues (g)	345,608	381,722
Taxes and charges applied to Revenue (h)	(2,521,430)	(3,051,801)

Net operational revenue	4,754,147	5,392,480

*	Net of financial updating of the remaining balance to be paid for the concession grant

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	MWh (1)		R$
	1H16	1H15	1H16	1H15
Residential	5,016,742	4,949,413	3,959,674	3,396,315
Industrial	9,509,867	11,588,756	2,663,146	2,773,044
Commercial, Services and Others	3,384,948	3,260,567	2,284,760	1,867,090
Rural	1,683,739	1,544,410	678,786	596,703
Public authorities	451,683	441,322	276,061	249,062
Public lighting	673,420	660,596	266,756	239,972
Public service	612,103	596,686	268,675	246,266

Subtotal	21,332,502	23,041,750	10,397,858	9,368,452

Own consumption	19,086	18,914	—	—
Uninvoiced retail supply, net	—	—	(118,569)	201,267

	21,351,588	23,060,664	10,279,289	9,569,719

Wholesale supply to other concession holders (2)	5,806,389	6,918,908	1,207,084	1,475,371
Wholesale supply not yet invoiced, net	—	—	41,792	(87,344)

Total	27,157,977	29,979,572	11,528,165	10,957,746

	MWh (1)		R$
	2Q16	2Q15	2Q16	2Q15
Residential	2,526,223	2,386,270	1,936,040	1,849,553
Industrial	4,671,891	5,771,862	1,316,086	1,487,893
Commercial, Services and Others	1,697,134	1,563,963	1,121,528	1,020,258
Rural	959,912	749,687	356,233	342,554
Public authorities	236,278	223,734	141,615	143,258
Public lighting	344,358	329,545	128,891	139,821
Public service	319,218	280,302	131,728	137,440

Subtotal	10,755,014	11,305,363	5,132,121	5,120,777

Own consumption	9,634	9,095	—	—
Uninvoiced retail supply, net	—	—	(159,590)	157,212

	10,764,648	11,314,458	4,972,531	5,277,989

Wholesale supply to other concession holders (2)	3,109,757	2,883,357	655,322	628,072
Wholesale supply not yet invoiced, net	—	—	(14,501)	(87,556)

Total	13,874,405	14,197,815	5,613,352	5,818,505

(1)	Information not reviewed by the external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession area of Cemig D are now ‘Free Consumers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, and by other generators. When these users became Free Consumers, they began to pay separate charges for use of the distribution network. This line (‘TUSD’) records those charges.

c)	The CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments

The balances arising from (i) the CVA Account (Compensation Account for Variation of Portion A items), and (ii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The amounts recognized arise from allocations and realizations effected in the current period or to be homologated in tariff adjustment processes. For more information see Note 12.

d)	Construction Revenue

Construction Revenue is entirely offset by Construction costs, and corresponds to the Company’s investments in assets of the transmission and distribution concessions in the period.

e)	Revenue from financial updating of the Concession Grant Fee

Represents updating by the IPCA index, plus remuneratory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. For more details see Note 12.

f)	Revenue from transactions in electricity in the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

g)	Other operating revenues

	Consolidated
	1H16	1H15
Charged services	2,940	8,801
Telecoms services	58,298	66,268
Services rendered	81,022	59,694
Subsidy payments received (*)	510,577	459,159
Rental and leasing	48,841	46,513
Other	5,174	50,573

	706,852	691,008

	Consolidated
	2Q16	2Q15
Charged services	1,515	4,674
Telecoms services	29,187	31,964
Services rendered	42,236	29,863
Subsidy payments received (*)	245,074	264,001
Rental and leasing	24,217	25,469
Other	3,379	25,751

	345,608	381,722

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

h)	Taxes and Sector / Regulatory charges – deductions from revenue

	Consolidated
	1H16	1H15
Taxes on revenue
ICMS tax (1)	2,614,288	2,104,461
Cofins tax	1,012,785	1,047,848
PIS and Pasep taxes	219,886	227,470
Other	3,444	2,955

	3,850,403	3,382,734
Charges to the consumer
Global Reversion Reserve (R.G.R.)	15,613	17,110
Energy Efficiency Program (P.E.E.)	33,894	28,293
Energy Development Account (C.D.E)	1,025,429	1,156,695
Research and Development (R&D)	24,696	28,938
National Scientific and Technological Development Fund – FNDCT	24,696	28,882
Energy System Expansion Research (E.P.E.)	12,348	14,525
Consumer charges – Proinfa alternative sources program	20,022	12,699
Electricity Services Inspection Charge	17,682	19,636
Royalties for use of water resources	56,062	54,817
Consumer charges – the ‘Flag Tariff’ system	343,219	399,893

	1,573,661	1,761,488

	5,424,064	5,144,222

	Consolidated
	2Q16	2Q15
Taxes on revenue
ICMS tax	1,284,853	1,155,744
Cofins tax	479,826	513,785
PIS and Pasep taxes	104,170	111,616
Other	1,775	1,488

	1,870,624	1,782,633
Charges to the consumer
Global Reversion Reserve (R.G.R.)	7,067	8,535
Energy Efficiency Program (P.E.E.)	23,591	13,909
Energy Development Account (C.D.E)	465,804	858,556
Research and Development (R&D)	14,920	13,470
National Scientific and Technological Development Fund – FNDCT	14,920	13,445
Energy System Expansion Research (E.P.E.)	7,460	6,761
Consumer charges – Proinfa alternative sources program	10,180	6,371
Electricity Services Inspection Charge	8,915	10,158
Royalties for use of water resources	27,995	25,192
Consumer charges – the ‘Flag Tariff’ system	69,954	312,771

	650,806	1,269,168

	2,521,430	3,051,801

(1)	As from January 1, 2016, the rate for consumers in the Commercial, services and other activities category was changed from 18% to 25% (Decree 46924, of November 29, 2015).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24.	OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
Personnel (a)	843,215	669,147	17,157	21,402
Employees’ and managers’ profit shares (reversal)	6,200	145,216	(4,234)	4,388
Post-retirement obligations	159,277	115,218	17,808	6,393
Materials	23,878	31,327	45	145
Raw materials and inputs for production of electricity	27	74,971	—	—
Outsourced services (b)	400,783	412,953	3,829	4,196
Electricity bought for resale (c)	3,956,110	4,733,681	—	—
Depreciation and amortization	398,717	428,708	260	241
Operational provisions (reversals) (d)	733,612	273,005	446,201	137,025
Charges for use of the National Grid	525,912	492,643	—	—
Gas bought for resale	427,009	523,922	—	—
Infrastructure construction costs (e)	583,733	499,663	—	—
Other operational expenses, net (f)	240,092	289,188	9,963	9,540

	8,298,565	8,689,642	491,029	183,330

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
Personnel (a)	429,808	332,709	7,075	8,215
Employees’ and managers’ profit shares (reversal)	6,200	64,243	(4,234)	138
Post-retirement obligations	84,091	57,609	9,166	3,197
Materials	12,898	17,445	25	55
Expenses (recovery of expenses) on raw materials and inputs for production of electricity	9	(2,547)	—	—
Outsourced services (b)	192,779	214,124	2,009	2,354
Electricity bought for resale (c)	2,024,749	2,312,277	—	—
Depreciation and amortization	199,684	181,587	130	125
Operational provisions (reversals) (d)	481,842	229,841	360,667	129,037
Charges for use of the National Grid	267,206	251,254	—	—
Gas bought for resale	189,146	261,914	—	—
Infrastructure construction costs (e)	348,712	266,090	—	—
Other operational expenses, net (f)	112,006	160,967	5,406	5,595

	4,349,130	4,347,513	380,244	148,716

a)	Personnel expenses

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
Remuneration and salary-related charges and expenses	667,667	589,944	10,654	22,026
Supplementary pension contributions – Defined-contribution plan	51,827	39,039	2,752	2,148
Assistance benefits	90,488	68,752	1,626	1,351

	809,982	697,735	15,032	25,525
Provision for retirement premium (Reversal)	4,664	1,585	195	(10)
Employee voluntary retirement program	63,885	—	2,089	—
( – ) Personnel costs transferred to Works	(35,316)	(30,173)	(159)	(4,113)

	33,233	(28,588)	2,125	(4,123)

	843,215	669,147	17,157	21,402

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
Remuneration and salary-related charges and expenses	320,476	294,307	2,500	7,966
Supplementary pension contributions – Defined-contribution plan	23,878	20,033	1,304	1,104
Assistance benefits	41,958	34,117	700	696

	386,312	348,457	4,504	9,766
Provision for retirement premium (Reversal)	(1,700)	171	(68)	13
Employee voluntary retirement program	63,885	—	2,089	—
( – ) Personnel costs transferred to Works	(18,689)	(15,919)	550	(1,564)

	43,496	(15,748)	2,571	(1,551)

	429,808	332,709	7,075	8,215

The Programmed Voluntary Retirement Plan (PDVP)

For the period from April 18 to May 31, 2016, the Company created the PDVP. Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2016. The PDVP offered the normal severance payments specified by law, including payment for the period of notice, deposit of the ‘penalty’ payment of 40% of the FGTS Base Value to the employee’s FGTS fund, and the other payment specified by the legislation. Severance of the employees is to take place over the period from June 2 to October 20, 2016, in accordance with guidelines set by the Company. A total of 621 employees have signed up for the program. The amounts of the severance payments have been 100% provisioned, as shown in the above table.

b)	Outsourced services

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
Meter reading and bill delivery	67,520	58,876	—	—
Communication	26,449	29,730	186	190
Maintenance and conservation of electrical facilities and equipment	123,491	108,626	48	44
Building conservation and cleaning	47,570	45,028	346	148
Contracted labor	6,209	1,831	—	4
Freight and airfares	2,789	4,599	831	1,034
Accommodation and meals	5,587	8,535	94	127
Security services	12,483	12,506	—	—
Consultancy	6,957	5,417	229	601
Maintenance and conservation of furniture and utensils	15,808	11,513	340	69
Maintenance and conservation of vehicles	4,642	5,574	46	9
Disconnection and reconnection	1,765	15,932	—	—
Environment	8,343	12,027	—	—
Legal services	9,071	12,771	583	1,022
Legal procedural costs	1,885	1,010	26	25
Tree pruning	5,390	11,639	—	—
Cleaning of power line pathways	4,020	14,743	—	—
Reproduction printing and legal publications	7,560	6,480	106	95
Inspection of consumer units	468	2,091	—	—
Printing of tax invoices and electricity bills	1,815	2,428	—	—
Other expenses	40,961	41,597	994	828

	400,783	412,953	3,829	4,196

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
Meter reading and bill delivery	31,710	29,436	—	—
Communication	11,868	18,999	97	109
Maintenance and conservation of electrical facilities and equipment	57,628	50,236	32	21
Building conservation and cleaning	24,474	23,694	178	92
Contracted labor	3,944	975	—	—
Freight and airfares	1,758	2,719	495	752
Accommodation and meals	3,414	4,344	62	79
Security services	6,406	6,136	—	—
Consultancy	2,928	2,737	87	274
Maintenance and conservation of furniture and utensils	1,450	8,125	118	53
Maintenance and conservation of vehicles	2,535	2,936	28	5
Disconnection and reconnection	585	8,249	—	—
Environment	5,071	4,717	—	—
Legal services	4,347	6,117	311	348
Legal procedural costs	1,501	636	11	13
Tree pruning	3,412	6,691	—	—
Cleaning of power line pathways	2,078	9,218	—	—
Reproduction printing and legal publications	4,723	3,508	45	44
Inspection of consumer units	199	1,099	—	—
Printing of tax invoices and electricity bills	879	1,251	—	—
Other expenses	21,869	22,301	545	564

	192,779	214,124	2,009	2,354

c)	Electricity purchased for resale

	Consolidated
	1H16	1H15
Supply from Itaipu Binacional	607,291	770,844
Physical guarantee quota contracts	251,160	113,484
Quotas of Angra I and II nuclear plants	108,453	99,079
Spot market	290,924	467,403
Proinfa	162,730	123,009
‘Bilateral’ contracts	142,091	165,669
Electricity acquired in Regulated Market auctions	1,212,275	2,085,475
Electricity acquired in the Free Market	1,573,891	1,318,089
Credits of Pasep and Cofins taxes	(392,705)	(409,371)

	3,956,110	4,733,681

	Consolidated
	2Q16	2Q15
Supply from Itaipu Binacional	290,716	401,174
Physical guarantee quota contracts	120,581	55,934
Quotas of Angra I and II nuclear plants	54,226	50,121
Spot market	192,600	191,014
Proinfa	81,365	61,504
‘Bilateral’ contracts	73,229	83,083
Electricity acquired in Regulated Market auctions	553,236	967,811
Electricity acquired in the Free Market	858,042	689,518
Credits of Pasep and Cofins taxes	(199,246)	(187,882)

	2,024,749	2,312,277

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Operational provisions (reversals)

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
Allowance for doubtful receivables	174,566	58,077	—	—
Contingency provisions (reversals)
Employment-law cases	38,797	35,517	10,286	5,360
Civil cases	17,823	16,986	1,472	1,520
Tax	3,183	(4,706)	1,097	(172)
Environmental matters	(57)	(1,159)	—	(313)
Regulatory	12,952	2,843	(1,068)	2,876
Corporate	—	13,639	—	13,639
Other	25,985	(8,625)	62	(67)

	98,683	54,495	11,849	22,843

	273,249	112,572	11,849	22,843

Provision for options related to investments
Parati Put option (Note 14)	434,352	114,182	434,352	114,182
SAAG Put option (Note 14)	26,011	46,251	—	—

	460,363	160,433	434,352	114,182

	733,612	273,005	446,201	137,025

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
Allowance for doubtful receivables	98,303	30,973	—	—
Contingency provisions (reversals)
Employment-law cases	(10,931)	19,369	1,034	3,664
Civil cases	9,903	6,564	2,667	1,741
Tax	2,864	2,048	2,203	1,289
Environmental matters	—	2	—	—
Regulatory	(8,162)	(73)	(331)	1,147
Corporate	—	13,639	—	13,639
Other	18,292	(3,114)	41	(6,625)

	11,966	38,435	5,614	14,855

	110,269	69,408	5,614	14,855

Provision for options related to investments
Parati Put option (Note 14)	355,053	114,182	355,053	114,182
SAAG Put option (Note 14)	16,520	46,251	—	—

	371,573	160,433	355,053	114,182

	481,842	229,841	360,667	129,037

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	Construction cost

	Consolidated
	1H16	1H15
Personnel and managers	32,496	28,208
Materials	264,113	203,950
Outsourced services	201,752	190,423
Other	85,372	77,082

	583,733	499,663

	Consolidated
	2Q16	2Q15
Personnel and managers	17,895	17,373
Materials	163,144	91,132
Outsourced services	122,324	108,982
Other	45,349	48,603

	348,712	266,090

f)	Other operational expenses, net

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
Leasing and rentals	47,528	53,429	309	394
Advertising	3,090	2,146	118	344
Own consumption of electricity	11,517	9,338	—	—
Subsidies and donations	9,078	8,423	—	—
Paid concession	1,420	5,605	—	—
Insurance	4,919	4,444	1,950	1,889
CCEE annual charge	3,952	4,157	1	1
Net loss on deactivation and disposal of assets	42,314	45,505	2	—
Forluz – Current running costs	12,481	11,625	617	667
Collection agents	35,548	34,358	—	—
Other expenses	68,245	110,158	6,966	6,245

	240,092	289,188	9,963	9,540

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
Leasing and rentals	24,017	25,571	152	336
Advertising	1,289	720	118	342
Own consumption of electricity	5,716	5,468	—	—
Subsidies and donations	4,856	5,024	—	—
Paid concession	786	1,388	—	—
Insurance	2,189	2,128	904	946
CCEE annual charge	1,949	2,086	—	—
Net loss on deactivation and disposal of assets	30,272	27,399	—	—
Forluz – Current running costs	6,470	6,105	319	396
Collection agents	17,673	16,874	—	—
Other expenses	16,789	68,204	3,913	3,575

	112,006	160,967	5,406	5,595

Operational Leasing

The Company has operational leasing contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25.	FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	1H16	1H15	1H16	1H15
FINANCIAL REVENUES
Interest income from cash investments	135,477	92,701	15,413	8,448
Late charges on overdue electricity bills	142,333	96,840	—	—
Foreign exchange variations	43,967	68,739	1	15
Monetary updating	27,893	9,482	6,983	1,407
Monetary updating – CVA	187,564	32,288	—	—
Monetary updating on litigation escrow deposits	39,267	—	23,175	—
Pasep and Cofins charged on financial revenues	(39,157)	—	(7,447)	—
Updating of financial assets – Remun. Assets (BRR)	5,325	193,673	—	—
Contractual penalty payments	6,335	12,675	—	33
Adjustment to present value	721	1,205	—	—
Other	59,535	17,252	33,330	3,519

	609,260	524,855	71,455	13,422
FINANCIAL EXPENSES
Costs of loans and financings	(907,801)	(609,549)	—	—
Foreign exchange variations	(17,179)	(72,237)	—	(1)
Monetary updating on loans and financings	(185,407)	(226,356)	—	—
Monetary updating – Paid concession	(2,755)	(7,074)	—	—
Charges and monetary updating on Post-retirement liabilities	(64,299)	(72,284)	(3,164)	(3,557)
Monetary updating – CCEE obligations	(13,844)	—	—	—
Other	(42,562)	(62,386)	(40)	(140)

	(1,233,847)	(1,049,886)	(3,204)	(3,698)

NET FINANCIAL REVENUE (EXPENSES)	(624,587)	(525,031)	68,251	9,724

	Consolidated		Holding company
	2Q16	2Q15	2Q16	2Q15
FINANCIAL REVENUES
Interest income from cash investments	76,671	53,704	8,505	5,471
Late charges on overdue electricity bills	68,625	50,329	—	—
Foreign exchange variations	29,182	15,716	—	1
Monetary updating	11,754	4,916	3,342	147
Monetary updating – CVA	167,832	—	—	—
Monetary updating on litigation escrow deposits	7,778	—	4,030	—
Pasep and Cofins charged on financial revenues	(26,918)	—	(5,972)	—
Updating of financial assets – Remun. Assets (BRR)	3,479	102,120	—	—
Contractual penalty payments	3,739	9,299	—	—
Adjustment to present value	8,095	44	7,718	—
Other	40,161	6,623	31,301	1,849

	390,398	242,751	48,924	7,468
FINANCIAL EXPENSES
Costs of loans and financings	(479,323)	(317,036)	—	—
Foreign exchange variations	(53)	(10,691)	—	(1)
Monetary updating on loans and financings	(69,172)	(91,139)	—	—
Monetary updating – Paid concession	(1,327)	(1,085)	—	—
Monetary updating – CVA	—	(8,198)	—	—
Charges and monetary updating on Post-retirement liabilities	(26,817)	(34,469)	(1,320)	(1,696)
Monetary updating – CCEE obligations	3,972	—	—	—
Other	(29,707)	(31,714)	(25)	(19)

	(602,427)	(494,332)	(1,345)	(1,716)

NET FINANCIAL REVENUE (EXPENSES)	(212,029)	(251,581)	47,579	5,752

The expenses of Pasep and Cofins taxes apply to Interest on Equity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26.	RELATED PARTY TRANSACTIONS

The Company’s principal balances and transactions with related parties, shown consolidated, are:

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Controlling stockholder
Minas Gerais State Government
Current
Consumers and Traders (1)	37,357	18,674	—	—	76,735	67,541	—	—
Financings – BDMG	—	—	4,608	8,619	—	—	(1,470)	(405)
Administrative deposit – AFAC (2)	—	—	—	—	29,502	—	—	(13,639)
Non-current
Financings – BDMG	—	—	24,096	50,067	—	—	—	—
Administrative deposit – AFAC (2)	—	—	239,451	268,953	—	—	—	—
Jointly-controlled subsidiary
Aliança Geração
Current
Transactions in electricity (3)	—	—	8,735	10,519	—	—	(70,261)	(20,754)
Provision of services (4)	1,492	199	—	—	5,184	—	—	—
Baguari Energia
Current
Transactions in electricity (3)	—	—	877	1,478	—	—	(3,341)	(2,195)
Interest on Equity, and dividends	5,788	5,788	—	—	—	—	—	—
Madeira Energia
Current
Transactions in electricity (3)	—	—	29,759	15,639	—	—	(277,799)	(38,029)
Advance for future delivery of power supply (5)	—	86,941	—	—	—	—	—	—
LightGer
Current
Transactions in electricity (3)	—	—	—	—	—	—	(10,076)	(6,198)
Pipoca
Current
Transactions in electricity (3)	—	—	1,433	1,481	—	—	(8,694)	(1,705)
Interest on Equity, and dividends	—	593	—	—	—	—	—	—
Guanhães Energia
Current
Transfers for increase of capital (6)	—	—	17,640	—	—	—	—	—
Renova
Current
Transactions in electricity (3)	—	—	1,690	1,518	—	—	(73,749)	(7,651)
Accounts receivable (7)	51,397	—	—	—	—	—	—	—
Non-current
Accounts receivable (7)	16,042	60,000
Advance for future delivery of power supply (8)	94,000	—	—	—	—	—	—	—
Taesa
Current
Transactions in electricity (3)	—	—	10,390	11,234	—	—	(47,213)	(20,310)
Companhia Transirapé de Transmissão
Current
Transactions in electricity (3)	—	—	817	673	—	—	(4,080)	(944)
Interest on Equity, and dividends	678	678	—	—	—	—	—	—
Transleste
Current
Transactions in electricity (3)	—	—	194	242	—	—	(1,027)	(350)
Provision of services (4)	111	111	—	—	491	134	—	—
Interest on Equity, and dividends	1,044	—	—	—	—	—	—	—
Light
Current
Transactions in electricity (3)	423	593	470	470	36,121	9,927	(416)	—
Interest on Equity, and dividends	13,631	43,972	—	—	—	—	—	—

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Jointly-controlled subsidiary
Parati
Current
Interest on Equity, and dividends	8,586	8,807	—	—	—	—	—	—
Axxiom
Current
Provision of services (9)	—	—	6,896	5,925	—	—	(32,118)	(11,103)
Interest on Equity, and dividends	144	96	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Marketable securities	1,160,453	1,030,612	—	—	67,013	46,638	—	—
Non-current
Marketable securities	20,736	16,905	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (10)	—	—	82,167	75,970	—	—	(92,858)	(72,283)
Personnel expenses (11)	—	—	—	—	—	—	(51,827)	(39,039)
Administrative running costs (12)	—	—	—	—	—	—	(12,481)	(11,625)
Operational leasing (13)	—	—	1,545	1,544	—	—	(9,265)	(9,044)
Non-current
Post-retirement obligations (10)	—	—	1,294,454	1,270,418	—	—	—	—
Cemig Saúde (Health)
Current
Health Plan and Dental Plan (14)	—	—	87,044	78,889	—	—	(93,278)	(73,049)
Non-current
Health Plan and Dental Plan (14)	—	—	1,313,553	1,274,717	—	—	—	—

The main conditions relating to the related party transactions are as follows:

(1)	Refers to sale of electricity to the government of the State of Minas Gerais – equivalent to arm’s-length transactions, since the price of the electricity is that defined by Aneel through a Resolution referring to the Company’s annual tariff adjustment.
(2)	This refers to the recalculation of the monetary updating of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais (see Note 21).
(3)	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS). These transactions thus take place on terms equivalent to those that prevail in arm’s length transactions.
(4)	Refers to contract to provide plant operation and maintenance services.
(5)	Effected in February 2015, in accordance with a condition of the electricity Sale Contract between Cemig GT and Saesa signed on March 19, 2009. For the purpose of settlement, this amount will be updated at a rate of 135% of the CDI rate, and will be offset against invoicing by Saesa for supply of electricity. The offsetting was completed on March 15, 2016.
(6)	The company provided capital to the jointly-controlled subsidiary Guanhães Energia S.A., which was settled on July 1, 2016. For more information see Explanatory Note 13.
(7)	This refers to an item receivable from Renova Energia, which will be settled by an initial payment of R$ 6 million by January 10, 2018, plus 11 monthly installments, the last becoming due in December 2018, with monetary updating at 150% of the CDI rate.
(8)	Effected in December 2015 and June 2016, in accordance with conditions of the electricity Sale Contracts between Cemig GT and Renova. For the purpose of settlement, this amount will be updated at a rate of 155% of the CDI rate, and will be offset by the invoicing by Renova for supply of electricity as from January 2017.
(9)	Refers to obligations and expenses on development of management software.
(10)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 20) and will be amortized up to the business year of 2024.
(11)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration (see Explanatory Note 24), in accordance with the regulations of the Fund.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)	Rental of the head office building.
(14)	Contribution by the sponsor to the employees’ Health Plan and Dental Plan (See Explanatory Note 20).

For more information on the principal transactions please see Notes 7, 16 and 23.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and/or debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object of guarantee	Expiration	Jun. 30, 2016
Light / Norte Energia S.A.	Jointly-controlled subsidiary	Counter-guarantee	Financing	2042	683,615
Norte Energia S.A.	Affiliated	Surety	Financing	2042	2,864,303
Santo Antônio Energia S.A.	Jointly-controlled subsidiary	Surety	Financing	2034	1,992,544
Santo Antônio Energia S.A.	Jointly-controlled subsidiary	Surety	Debentures	2037	707,632
Guanhães	Jointly-controlled subsidiary	Surety	Promissory Note	2017	76,503
Centroeste	Jointly-controlled subsidiary	Surety	Financing	2023	9,931

					6,334,528

At June 30, 2015, Management believes that no provisions are necessary in the Company’s accounting statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in a Investment Fund, which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are accounted under ‘Securities’ in Current and Non-current assets on June 30, 2016, in proportion to the interests held by the companies in the fund.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments in securities of related parties, corresponding to the proportionate holding of the Cemig group in the investment fund, are as follows:

Issuer of security	Type	Annual rate	Expiration	Jun. 30, 2016
				Cemig: 6.11%	Cemig GT: 21.97%	Cemig D: 29.76%	Other subsidiaries: 16.22% *	Total
Axxiom	Debentures	109.00% of CDI Rate	01/29/2017	324	1,167	1,580	861	3,932
Cemig GT	Debentures	CDI + 0.75%	12/23/2016	3,241	11,654	15,785	8,603	39,283
Cemig GT	Debentures	CDI + 0.90%	02/15/2017	612	2,200	2,979	1,622	7,413
Cemig GT	Debentures	CDI Rate + 1.60%	07/15/2018	3,410	12,262	16,607	9,051	41,330
Ativas	Debentures	CDI + 3.50%	07/01/2017	1,445	5,197	7,039	3,835	17,516
Ativas	Debentures	CDI + 3.50%	07/01/2017	1,807	6,496	8,798	4,795	21,896
ETAU	Debentures	108.00% of CDI	12/01/2019	613	2,205	2,988	1,628	7,434
Brasnorte	Debentures	108.00% of CDI	06/22/2016	—	—	—	—	—
Cemig GT	Debentures	CDI + 3.93%	12/10/2018	645	2,317	3,139	1,709	7,810

				12,097	43,498	58,915	32,104	146,614

(*)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Issuer of security	Type	Annual rate	Expiration	Dec. 31, 2015
				Cemig: 10.17%	Cemig GT: 29.71%	Cemig D: 22.22%	Other subsidiaries: 37.90% *	Total
Axxiom	Debentures	109.00% of CDI Rate	01/29/2017	1,154	3,369	2,520	4,297	11,340
Cemig GT	Debentures	CDI + 0.75%	12/23/2016	5,071	14,807	11,076	18,891	49,845
Cemig GT	Debentures	CDI + 0.90%	02/15/2017	1,100	3,212	2,402	4,099	10,813
Cemig GT	Debentures	CDI + 1.60%	07/15/2018	5,442	15,889	11,884	20,271	53,486
Ativas	Debentures	CDI + 3.50%	07/01/2017	2,213	6,461	4,832	8,242	21,748
Ativas	Debentures	CDI + 3.50%	07/01/2017	2,766	8,076	6,041	10,303	27,186
ETAU	Debentures	108.00% of CDI	12/01/2019	1,023	2,988	2,235	3,812	10,058
Brasnorte	Debentures	108.00% of CDI	06/22/2016	289	845	632	1,077	2,843

				19,058	55,647	41,622	70,992	187,319

(*)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key management personnel, in the first six months of 2016 and 2015, are shown in this table:

	Jun. 30, 2016	Jun. 30, 2015
Remuneration	11,579	8,838
Profit shares	(799)	609
Assistance benefits	747	501

Total	11,527	9,948

27.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to the following: Cash and cash equivalents; Securities; Consumers and Traders, and Concession holders (for transport of electricity); Financial assets of the concession related to infrastructure; Linked funds; Escrow deposits in litigation; the CVA (Portion A Costs Variation Compensation) Account and Other Financial Components in tariff adjustments; Loans and financings; Concession obligations payable; Suppliers; Post-employment obligations; and Put options. Gains and losses on transactions are recorded in full in the profit and loss account for the business year or in Stockholders’ equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries are initially recorded at fair value and measured in accordance with the following classifications:

◾	Loans and receivables: This category contains: Cash equivalents; Credits receivable from consumers and traders, and from concession holders (for transport of electricity); Linked funds; Financial assets related to the CVA account, and Other financial components, in calculation of tariffs; Escrow deposits in litigation; Financial assets of the concession not covered by Law 12783/1; and financial assets related to Auction 12/2015 for award of generation plants. They are recognized at their nominal realization value, which is similar to fair value.

◾	Financial Instruments at fair value through profit or loss: Securities held for trading, and Put options, are in this category. They are valued at fair value and the gains or losses are recognized directly in the Statement of income.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	Financial instruments held to maturity: Securities are in this category, when there is positive intention to hold them to maturity. They are measured at the amortized cost, using the effective interest method.

◾	Financial instruments available for sale: In this category are Financial assets of the concession related to distribution infrastructure covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these interim accounting statements.

◾	Non-derivative financial liabilities: In this category are Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using 128% of the CDI rate – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 6.00% to 8.07% and CDI + 2.00% to 4.05%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to the book value, due to the specific characteristics of the transactions.

◾	Financial liabilities referring to put options: The put options for units in FIP Melbourne are measured at fair value using the discounted cash flow method. For measurement of the fair value of the put options for shares in Parati, the discounted cash flow method was used up to first quarter 2016. As a result of the changes in the Stockholders’ Agreement of Parati in the second quarter of 2016, the Company then began to use the Black-Scholes-Merton method for measurement of the fair value of the options for shares in Parati (more details in Note 13). The company has calculated the fair value of these options on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, both brought to present value at the date of these interim accounting statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Financial instrument category	June 30, 2016		Dec. 31, 2015
	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash equivalents – Banks	46,927	46,927	51,939	51,939
Cash equivalents – Cash investments	1,453,488	1,453,488	872,693	872,693
Receivable from consumers and traders	3,172,966	3,172,966	3,639,243	3,639,243
Concession holders – Transport of electricity	260,974	260,974	258,925	258,925
Concession Grant Fee	2,262,688	2,262,688	—	—
Financial assets of the concession related to Transmission and Generation infrastructure	2,193,022	2,193,022	1,600,553	1,600,553
Reimbursement of tariff subsidies, and Funding from the Energy Development Account (CDE)	63,751	63,751	71,695	71,695
Escrow deposits	1,873,767	1,873,767	1,813,341	1,813,341
CVA and Other financial components in tariff adjustment	984,722	984,722	1,349,656	1,349,656
Linked funds	1,047	1,047	162	162

	12,313,352	12,313,352	9,658,207	9,658,207
Available for sale
Financial assets of the concession related to Distribution infrastructure	176,708	176,708	135,983	135,983
Held to maturity
Marketable securities	72,360	71,592	224,860	223,873
Measured at fair value through profit or loss:
Held for trading
Marketable securities	914,363	914,363	2,285,452	2,285,452
Financial liabilities:
Measured at fair value through profit or loss:
Put options	1,853,080	1,853,080	1,392,717	1,392,717
Valued at amortized cost
Suppliers	1,565,749	1,565,749	1,901,153	1,901,153
Loans, financings and debentures	15,447,763	15,216,230	15,166,537	15,543,680
Concessions payable	849,940	847,037	21,388	19,275
Debt agreed with pension fund (Forluz)	813,244	813,244	811,573	811,573
CVA and Other financial components in tariff adjustment	452,751	452,751	—	—

	19,129,447	18,895,011	17,900,651	18,275,681

Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of Planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company is exposed are as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	June 30, 2016		Dec. 31, 2015
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 18)	5,531	17,754	8,223	32,109
Suppliers (Itaipu Binacional)	56,307	192,600	82,983	314,859

	61,838	210,354	91,206	346,968
Euro
Loans and financings – Euro (Note 18)	3,013	10,670	3,395	14,430

Net liabilities exposed		221,024		361,398

(*)	BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on information received from its external financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2017 will an appreciation of the dollar by 14.61%, to R$ 3.679, and appreciation of the Euro by 14.69%, to R$ 4.061. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Base scenario Jun. 30, 2015	‘Probable’ scenario	‘Possible’ scenario: FX depreciation 25%	‘Remote’ scenario: FX depreciation 50%
US dollar
Loans and financings (Note 18)	17,754	20,348	25,436	30,525
Suppliers (Itaipu Binacional)	192,600	220,740	275,940	331,140

	210,354	241,088	301,376	361,665
Euro
Loans and financings (Note 18)
	10,670	12,237	15,295	18,357

Net liabilities exposed	221,024	253,325	316,671	380,022

Net effect of FX variation		32,301	95,647	158,998

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 59,108 (R$ 71,852 on December 31, 2015).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	June 30, 2016	Dec. 31, 2015
Assets
Cash equivalents – Cash investments (Note 5)	1,453,488	872,693

Securities (Note 6)	986,723	2,510,312
Linked funds	1,047	162
CVA and Other Financial components in tariffs – Selic rate (Note 18)	984,722	1,349,656

	3,425,980	4,732,823
Liabilities
Loans, financings and debentures – CDI rate (Note 18)	(11,063,927)	(10,734,336)
Loans, financings and debentures – TJLP rate (Note 18)	(241,772)	(283,160)
CVA and Other Financial components in tariffs – Selic rate (Note 12)	(452,751)	—

	(11,758,450)	(11,017,496)

Net liabilities exposed	(8,332,470)	(6,284,673)

Sensitivity analysis

The Company estimates that, in a probable scenario, on June 30, 2017 the Selic rate will be 12.75% p.a. and the TJLP will be 7.00% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to this ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s scenarios, based on its financial consultants.

Risk: Increase in Brazilian interest rates	June 30, 2016	June 30, 2017
	Book value	‘Possible’ scenario: Selic 12.75% TJLP 7.00%	‘Probable’ scenario: Selic 15.94% TJLP 8.75%	‘Remote’ scenario: Selic 19.13% TJLP 10.50%
Assets
Cash equivalents (Note 5)	1,453,488	1,638,808	1,685,174	1,731,540
Securities (Note 6)	986,723	1,112,530	1,144,007	1,175,483
Linked funds	1,047	1,180	1,214	1,247
CVA and Other financial components in tariff adjustments – Selic rate	984,722	1,110,274	1,141,687	1,173,099

	3,425,980	3,862,792	3,972,082	4,081,369
Liabilities
Loans and financings – CDI (Note 18)	(11,063,927)	(12,474,578)	(12,827,517)	(13,180,456)
Loans and financings – TJLP (Note 18)	(241,772)	(258,696)	(262,927)	(267,158)
CVA and Other financial components in tariff adjustments – Selic rate (Note 12)	(452,751)	(510,477)	(524,920)	(539,362)

	(11,758,450)	(13,243,751)	(13,615,364)	(13,986,976)

Net assets (liabilities) exposed	(8,332,470)	(9,380,959)	(9,643,282)	(9,905,607)

Net effect of variation in interest rates		(1,048,489)	(1,310,812)	(1,573,137)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Risk of increase in inflation

On June 30, 2016 the Company is exposed to the risk of increase in inflation, as follows:

Exposure to increase in inflation	June 30, 2016	Dec. 31, 2015
Assets
Financial assets of the concession – Distribution infrastructure – IPCA index (Note 12) *	125,900	120,853
Financial assets of the concession – Transmission infrastructure – IPCA (Note 12)	1,646,598	1,054,129
Concession Grant Fee – IPCA (Note 12)	2,262,688	—

	4,035,186	1,174,982
Liabilities
Loans, financings and debentures – IPCA (Note 18)	(4,030,720)	(3,909,872)
Paid concession	(827,921)	—
Debt agreed with pension fund (Forluz) – IPCA	(813,244)	(811,573)
	(5,671,885)	(4,721,445)

Net assets (liabilities) exposed	(1,636,699)	(3,546,463)

*	Value of the Financial assets of the concession homologated by Aneel, by its Dispatch 729 of March 25, 2014.

Sensitivity analysis

In relation to the most significant inflation risk, the Company estimates that, in a probable scenario, on June 30, 2017 the IPCA inflation index will be 5.71%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in Brazilian inflation	Jun. 30, 2016	June 30, 2017
	Amount Book value	‘Probable’ scenario IPCA 5.71%	‘Possible’ scenario IPCA 7.14%	‘Remote’ scenario IPCA 8.57%
Assets
Financial assets of the concession – Distribution infrastructure – IPCA (Note 12)	125,900	133,092	134,889	136,690
Financial assets of the concession – Transmission infrastructure – IPCA (Note 12)	1,646,598	1,740,655	1,764,165	1,787,711
Concession Grant Fee – IPCA (Note 12)	2,262,688	2,391,937	2,424,244	2,456,600

	4,035,186	4,265,684	4,323,298	4,381,001
Liabilities
Loans, financings and debentures – IPCA index (Note 18)	(4,030,720)	(4,260,962)	(4,318,513)	(4,376,153)
Paid concession – IPCA	(827,921)	(875,213)	(887,035)	(898,874)
Debt agreed with pension fund (Forluz) – IPCA	(813,244)	(859,698)	(871,310)	(882,939)

	(5,671,885)	(5,995,873)	(6,076,858)	(6,157,966)

Net assets (liabilities) exposed	(1,636,699)	(1,730,189)	(1,753,560)	(1,776,965)

(Net effect of variation in IPCA index)		(93,490)	(116,861)	(140,266)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in investment funds investing in private credit securities, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through performing a rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments that take into account the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the electricity produced by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of electricity for the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

On the reporting date of these interim accounting statements, the Company (holding company and consolidated) had an excess of current liabilities over current assets as described in Explanatory Note 1.

The flow of payments of the Company’s obligations, under debt agreed with the pension fund, and under loans, financings and debentures, for floating and fixed rates, including future interest up to contractual maturity dates, is shown in the table below:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	186,035	1,009,052	4,484,135	12,125,974	2,214,231	20,019,427
Concessions payable	828,159	701	1,831	9,408	13,379	853,478
Debt agreed with pension fund (Forluz)	10,565	31,925	87,856	584,939	504,712	1,219,997

	1,024,759	1,041,678	4,573,822	12,720,321	2,732,322	22,092,902
- Fixed rate
Suppliers	1,444,329	121,420	—	—	—	1,565,749

	2,469,088	1,163,098	4,573,822	12,720,321	2,732,322	23,658,651

Holding company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Debt agreed with pension fund (Forluz)	520	1,571	4,323	28,779	24,832	60,025
- Fixed rate
Suppliers	5,915	—	—	—	—	5,915

	6,435	1,571	4,323	28,779	24,832	65,940

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears. The risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors on June 30, 2016, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, was R$ 692,152.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, the majority of them indexed to the CDI rate. The Company does not carry out any transactions that would incorporate volatility risk into its interim accounting statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and two investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$ 400 million.
3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set, as follows:

Group	Stockholders’ equity	Concentration	Limit per bank (% of Equity)**
A1	Over R$ 3.5 billion	Minimum of 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

(1)	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also establishes two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The subsidiaries Cemig GT, Cemig D and Cemig Telecom have financing contracts with restrictive covenants normally applicable to this type of transaction, relating to compliance by the guarantor of Cemig GT and Cemig D, Cemig, and by Gasmig, with a financial index, required to be compliant annually; and by Cemig Telecom, required to be compliant twice yearly, on June 30 and December 31. Non-compliance with these clauses, which is checked annually at the end of the year, obliges the debtor to constitute additional guarantees, on penalty of accelerating maturity of the debt.

On June 30, 2016, as also on December 31, 2015, Cemig Telecom was compliant with three of the four financial ratio covenants to which it was subject – as permitted by the debenture issue contract (which requires compliance with at least 3 of the 4 ratios from the issue date up to final maturity, on penalty of early maturity, or blockage of funds in the Retention Account).

On June 30, 2016, all the covenants were complied with.

Capital management

This table shows the Company’s net liabilities and its Stockholders’ equity at June 30, 2016:

	June 30, 2016 Re-presented	Dec. 31, 2015 Re-presented
Total liabilities	28,937,189	27,869,413
(–) Cash and cash equivalents	(1,500,415)	(924,632)
(–) Linked funds	(1,047)	(162)

Net liabilities	27,435,727	26,944,619

Total of stockholders’ equity	13,798,167	12,987,676

Net liabilities / Stockholders’ equity	1.99	2,07

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

28.	MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

◾	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions.

◾	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾	Level 3 – No active market – Unobservable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

The following is a summary of the instruments that are measured at fair value:

R$ ’000	Balance at June 30, 2016	Fair value at June 30, 2016
		Active market – Quoted prices (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Marketable securities
Bank certificates of deposit	95,138	—	95,138	—
Treasury Financial Notes (LFTs)	119,282	—	119,282	—
Financial Notes – Banks	549,709	549,709	—	—
Debentures	150,234	—	150,234	—

	914,363	549,709	364,654	—
Linked funds	169	—	169	—
Financial assets of the concession related to infrastructure	176,708	—	—	176,708

	1,091,240	549,709	364,823	176,708
Liabilities
Put options: (1)	(1,853,080)	—	(1,853,080)	—

	(761,840)	549,709	(1,488,257)	176,708

(1)	Starting in the second quarter of 2016 the Company is using the Black-Scholes-Merton method for measuring the fair value of the options. See more details in Note 13.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$ ’000	Balance at Dec. 31, 2015	Fair value at December 31, 2015
		Active market – Quoted prices (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Marketable securities
Bank certificates of deposit	1,577,172	—	1,577,172	—
Treasury Financial Notes (LFTs)	87,938	—	87,938	—
Financial Notes – Banks	460,010	460,010	—	—
Debentures	160,332	—	160,332	—

	2,285,452	460,010	1,825,442	—
Linked funds	162	—	162	—
Financial assets of the concession related to infrastructure	135,983	—	—	135,983

	2,421,597	460,010	1,825,604	135,983
Liabilities
Put options	(1,392,717)	—	—	(1,392,717)

	1,028,880	460,010	1,825,604	(1,256,734)

Fair value calculation of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in financial assets of the concession is shown in Note 12.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company has adopted the discounted cash flow method for measurement of the fair value of the options in SAAG using the most up-to-date information relating to the business plans of the Companies and the Black-Scholes-Merton method for measurement of the fair value of the options in Parati. The fair value of these options has been calculated on the basis of the estimated exercise price on the exercise date of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information, is given in Note 13.

29.	OPERATING SEGMENTS

The operating segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity. The Company also operates in gas and telecommunications; and in other businesses which have a smaller impact on the profit from its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY MARKET SEGMENT AT JUNE 30, 2016 (Re-presented)
Item	Electricity			Telecoms	Gas	Other	Eliminations	Total
	Generation	Transmission	Distribution
ASSETS OF THE SEGMENT	14,913,613	4,845,708	18,077,100	319,448	2,468,380	2,568,787	(457,680)	42,735,356
Additions to the segment	2,097,928	31,634	533,039	18,461	19,060	—	—	2,700,122
Investments in subsidiaries and jointly-controlled entities	6,194,534	2,362,913	1,498,376	—	—	22,085	—	10,077,908
NET REVENUE	2,670,416	761,129	5,184,255	48,950	569,887	61,613	(90,443)	9,205,807
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(1,474,709)	—	(2,495,624)	—	—	(3)	14,226	(3,956,110)
Charges for use of the National Grid	(149,463)	(161)	(436,904)	—	—	—	60,616	(525,912)
Gas bought for resale	—	—	—	—	(427,009)	—	—	(427,009)

Operational costs, total	(1,624,172)	(161)	(2,932,528)	—	(427,009)	(3)	74,842	(4,909,031)
OPERATIONAL COSTS AND EXPENSES
Personnel	(137,414)	(62,380)	(587,896)	(13,122)	(20,271)	(22,132)	—	(843,215)
Employees’ and managers’ profit shares	(213)	(614)	(9,511)	—	—	4,138	—	(6,200)
Post-retirement obligations	(24,528)	(11,047)	(105,895)	—	—	(17,807)	—	(159,277)
Materials	(5,510)	(1,962)	(17,437)	(47)	(812)	(66)	1,929	(23,905)
Outsourced services	(63,812)	(14,644)	(312,807)	(10,900)	(6,543)	(4,230)	12,153	(400,783)
Depreciation and amortization	(111,045)	6,952	(243,855)	(16,338)	(26,536)	(7,895)	—	(398,717)
Operational provisions (reversals) *	(46,339)	(5,301)	(236,124)	354	—	(446,202)	—	(733,612)
Construction costs	—	(31,634)	(533,039)	—	(19,060)	—	—	(583,733)
Other operational expenses, net	(37,933)	(2,970)	(176,731)	(7,778)	(5,250)	(10,949)	1,519	(240,092)

Total cost of operation	(426,794)	(123,600)	(2,223,295)	(47,831)	(78,472)	(505,143)	15,601	(3,389,534)
OPERATIONAL COSTS AND EXPENSES	(2,050,966)	(123,761)	(5,155,823)	(47,831)	(505,481)	(505,146)	90,443	(8,298,565)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	619,450	637,368	28,432	1,119	64,406	(443,533)	—	907,242
Equity method gain (loss)	(131,375)	205,066	(42,437)	(15,506)	—	(1,706)	—	14,042
Financial revenues	87,092	2,174	434,121	2,195	7,824	75,854	—	609,260
Financial expenses	(649,533)	(2,478)	(555,716)	(3,419)	(19,462)	(3,239)	—	(1,233,847)

PRE-TAX PROFIT	(74,366)	842,130	(135,600)	(15,611)	52,768	(372,624)	—	296,697
Income tax and Social Contribution tax	(11,354)	(197,661)	15,258	66	(14,379)	118,704	—	(89,366)

NET PROFIT (LOSS)	(85,720)	644,469	(120,342)	(15,545)	38,389	(253,920)	—	207,331

Interest of the controlling stockholders	(85,720)	644,469	(120,342)	(15,545)	38,224	(253,920)	—	207,166
Non-controlling stockholder	—	—	—	—	165	—	—	165

	(85,720)	644,469	(120,342)	(15,545)	38,389	(253,920)	—	207,331

(*)	The expense of R$ 446,202 recorded as operating provisions in the Others column refers substantially to expenses on the option to purchase investments held by the parent company and described in Note 13.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY MARKET SEGMENT AT JUNE 30, 2015
Item	Electricity			Telecoms	Gas	Other	Eliminations	Total
	Generation	Transmission	Distribution
ASSETS OF THE SEGMENT	12,291,223	3,823,976	16,889,074	331,997	2,406,602	1,509,611	(139,187)	37,113,296
Additions to the segment	973,263	56,258	443,405	25,352	22,535	—	—	1,520,813
Investments in subsidiaries and jointly-controlled entities	5,691,235	2,415,948	1,206,623	—	—	378,995	—	9,692,801
NET REVENUE	4,288,463	243,196	6,104,659	61,202	681,325	44,277	(181,363)	11,241,759
COSTS
Electricity purchased for resale	(1,267,840)	—	(3,578,613)	—	—	(30)	112,802	(4,733,681)
Charges for use of the National Grid	(145,579)	(130)	(399,779)	—	—	—	52,845	(492,643)
Gas bought for resale	—	—	—	—	(523,922)	—	—	(523,922)

Operational costs, total	(1,413,419)	(130)	(3,978,392)	—	(523,922)	(30)	165,647	(5,750,246)
OPERATIONAL COSTS AND EXPENSES
Personnel	(101,664)	(60,751)	(462,450)	(7,094)	(11,977)	(25,211)	—	(669,147)
Employees’ and managers’ profit shares	(29,827)	(8,322)	(101,732)	(946)	—	(4,389)	—	(145,216)
Post-retirement obligations	(17,138)	(8,139)	(83,548)	—	—	(6,393)	—	(115,218)
Materials	(80,913)	(2,137)	(22,310)	(38)	(739)	(161)	—	(106,298)
Outsourced services	(56,547)	(15,479)	(333,383)	(13,356)	(2,664)	(5,253)	13,729	(412,953)
Depreciation and amortization	(154,280)	—	(224,462)	(18,088)	(26,003)	(5,875)	—	(428,708)
Operational provisions (reversals)	(43,006)	1,132	(93,465)	(641)	—	(137,025)	—	(273,005)
Construction costs	—	(56,258)	(443,405)	—	—	—	—	(499,663)
Other operational expenses, net	(24,921)	(6,598)	(219,896)	(9,776)	(13,389)	(16,595)	1,987	(289,188)

Total cost of operation	(508,296)	(156,552)	(1,984,651)	(49,939)	(54,772)	(200,902)	15,716	(2,939,396)
OPERATIONAL COSTS AND EXPENSES	(1,921,715)	(156,682)	(5,963,043)	(49,939)	(578,694)	(200,932)	181,363	(8,689,642)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	2,366,748	86,514	141,616	11,263	102,631	(156,655)	—	2,552,117
Equity method gain (loss)	(101,930)	204,369	7,387	(14,565)	—	549	—	95,810
Gain on stockholding reorganization	734,530	—	—	—	—	—	—	734,530
Financial revenues	54,535	15,690	421,772	1,794	13,756	17,308	—	524,855
Financial expenses	(385,694)	(94,805)	(538,234)	(2,880)	(24,482)	(3,791)	—	(1,049,886)

PRE-TAX PROFIT	2,668,189	211,768	32,541	(4,388)	91,905	(142,589)	—	2,857,426
Income tax and Social Contribution tax	(839,399)	(3,095)	(19,968)	(3,349)	(27,524)	54,800	—	(838,535)

NET PROFIT (LOSS)	1,828,790	208,673	12,573	(7,737)	64,381	(87,789)	—	2,018,891

Interest of the controlling stockholders	1,828,790	208,673	12,573	(7,737)	64,104	(87,789)	—	2,018,614
Non-controlling stockholder	—	—	—	—	277	—	—	277

	1,828,790	208,673	12,573	(7,737)	64,381	(87,789)	—	2,018,891

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

30.	THE ANNUAL TARIFF ADJUSTMENT

On May 24, 2016 Aneel approved the result of the Annual Tariff Adjustment for Cemig D. It represented an average tariff increase of 3.78%, in effect on May 28, 2016, through May 27, 2017.

31.	NON-CASH TRANSACTIONS

In the half-year periods ended June 30, 2016 and 2015, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statements:

	June 30, 2016	June 30, 2015
Paid concession – not yet paid	775,723	—
Construction revenue and expenses	583,733	499,663
Financial charges capitalized	82,395	70,160
Rollover of debt	600,000	—
Cash injection in Amazônia Energia	—	36,393
Cash injection in Aliança Norte	—	22,378
Transfers from Intangible assets to Financial assets	35,752	423,294
Fair value gain (loss) on stockholding transaction	—	734,530
Assets transferred to Aliança Geração de Energia S.A.	—	581,114

32.	SUBSEQUENT EVENTS

Issue of Bank Credit Note

On October 24, 2016 Cemig GT issued a Bank Credit Note in favor of Banco do Brasil, in the total amount of R$ 600 million, for the purpose of making payments of transactions entered into with Banco do Brasil itself. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly installments, with the last maturity in October 2018.

Concession of the Miranda Hydroelectric Plant

On October 26, 2016 the Mining and Energy Ministry refused the administrative application made by Cemig for extension of the period of the concession to operate the Miranda Hydroelectric Plant on the basis of compliance with the original terms of the concession contract – made prior to Law 12,783 of 2013. The concession period concerned, of the Miranda Plant, is in December 2016.

The company is studying any possible administrative or legal measures, and will keep its stockholders and the market appropriately and timely updated on any material developments relating to this matter.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Issue of Promissory Notes

On July 1, 2016 Cemig GT concluded its seventh issue of Commercial Promissory Notes, for a total of R$ 620 million. The net proceeds will be allocated to payment of the second portion of the Concession Grant Fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to strengthen the Company’s working capital. The Notes have maturity at 360 days, on June 26, 2017, and pay remuneratory interest equal to 128% of the annual accumulated effect of the average one-day ‘DI’, ‘over extra-grupo’ rates for interbank deposits, to be paid on the maturity date. This issue has a surety guarantee from the controlling stockholder, Cemig.

Disposal of shares in Taesa owned by Cemig

On August 31, 2016 the Board of Directors of Cemig decided to monetize up to 40,702,230 Units in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), corresponding to 40,702,230 common shares and 81,404,460 Preferred shares in Taesa owned by Cemig.

On September 29, 2016, Taesa published the commencement announcement for a secondary public offering, with restricted placement efforts, of certificates of deposit of nominal, book-entry shares without par value, each representing one common and two preferred nominal, book-entry shares without par value, free and unencumbered by any lien or charge (‘Units’), issued by Taesa and owned by Fundo de Investimentos em Participações Coliseu (FIP Coliseu), and Cemig.

The offering comprised secondary public distribution, with restricted placement efforts, of 65,702,230 Units owned by the Vendor Stockholders, at the price of R$ 19.65 per Unit, resulting in a total amount of R$ 1,291 million. The offering transaction was settled on October 24, 2016.

Since this was a public offering with restricted efforts exclusively for secondary distribution, there was no inflow of funds to Taesa. The Vendor Stockholders received all of the net proceeds from the sale of the Units, which was a total of R$ 1,276 million, of which R$ 791 million was received by Cemig.

After the settlement of the Offering, FIP Coliseu owned 153,775,790 common shares, representing 26.03% of the voting stock of Taesa and 14.88% of the total share capital of Taesa, and Cemig owned 252,369,999 common shares in Taesa, representing 42.72% of the voting stock, and 73,646,184 preferred shares in Taesa, which when added to the common shares represent a total holding of 31.54% of the share capital of Taesa. The Units in circulation (other than those held by FIP Coliseu, by Cemig, by the Company’s managers and the shares held in treasury) are now 53.58% of the total share capital of Taesa and 31.24% of the total voting stock of Taesa.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Investment Agreement for subscription of capital in Ativas

On August 25, 2016 Cemig Telecom S.A., a wholly-owned subsidiary entity of Cemig, signed an Investment Agreement with Sonda Procwork Outsourcing Informática Ltda., a company of the the Chilean group Sonda S.A., for injection of capital into Ativas Data Center S.A., in partnership with Ativas Participações S.A., a company controlled by the Asamar Group.

Sonda is the leading company providing IT services in Latin America, with a presence in 10 countries, and 17,000 employees. This strategic alliance strengthens the commitment of Ativas to its present and future clients, continuing to ensure high standards of security and availability.

On October 19, 2016, after the conditions precedent specified in the Investment Agreement had been complied with, the transaction was completed.

Sonda, through providing cash of R$ 114 million, became the holder of a 60% equity interest in Ativas, with Cemig Telecom holding 19.6%, and Ativas Participações holding 20.4% of the company’s total capital.

Notice of intention to exercise put option

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option giving irrevocable notice of exercise of BTG Pactual’s right to sell to Cemig: 153,634,195 preferred shares (‘Shares Subject of the Put Option’), comprising its stockholding interest in Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’). This option was exercised under the ‘First Exercise Window’ specified in Clauses 6.1 and 6.2 of the Stockholders’ Agreement of the Parati, signed on April 11, 2011, as amended, between Companhia Energética de Minas Gerais – Cemig, Banco Santander (Brasil) S.A., BV Financeira S.A. – Crédito, Financiamento e Investimento, BB – Banco de Investimento S.A., and Banco BTG Pactual S.A.; with Parati as consenting party (‘the Parati Stockholders’ Agreement’). Cemig has until November 30 to effect the acquisition of the shares or indicate a third party which will do so.

Sale of interest in Transchile

On September 12, 2016 Cemig signed a Share Purchase Agreement for sale of the whole of its interest related to Transchile Charrúa Transmisión S.A. – corresponding to 49% of the share capital – to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$ 56.6 million. On October 6, 2016, all of the shares in Transchile Charrúa Transmisión S.A. held by Cemig, namely 49% (forty nine percent) of the total capital, were transferred to Ferrovial Transco Chile SpA., completing the sale.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Payment of loans

On October 21, 2016 Cemig D settled two Commercial Credit Notes (and their amendments) in favor of Banco do Brasil S.A. with final maturities in April 2018, totaling R$ 600 million of principal plus interest of R$ 25 million, calculated at the date of actual settlement. The payment was made from the Company’s own funds.

On October 24, 2016 Cemig GT made payments totaling R$ 716 million to Banco do Brasil S.A. of the installments under: two Fixed Credit Contracts, in the amount of R$ 286 million; and Bank Credit Notes, in the amount of R$ 430 million. The payments were made with funds from a new lending transaction, also with Banco do Brasil S.A., and complemented with the Company’s own funds.

100% split of Parati, with proportional absorption by RME and Lepsa.

On October 31, 2016, Parati and its wholly-owned subsidiaries Rio Minas Energia Participações S.A. (’RME’’) and Luce Empreendimentos e Participações S.A. (’LEPSA’) held General Meetings of Stockholders, approving 100% split of Parati, and absorption of its assets and liabilities by RME and Lepsa. With the extinction of Parati, Cemig, Banco Santander S.A., BV Financeira S.A., BB–Banco de Investimento S.A. and Banco BTG Pactual S.A. became the stockholders of RME and of Lepsa, with equity interests identical to those which they previously held in Parati.

Legal instruments have been signed to formalize the related alterations to the rights and obligations relating to the Put Option granted by Cemig to the Direct Stockholders on shares in Parati, with the result that the said rights and obligations now apply, instead, to the shares in RME and Lepsa, since these two companies received the whole of the assets and liabilities that were split off as a result of the 100% split of their controlling and sole stockholder, Parati.

Receipt of dividends from Taesa

In August Cemig received dividends from Taesa in the amount of R$ 86,065.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

(Figures in R$ ’000 unless otherwise indicated)

(Unaudited)

Profit (loss) for 1H16

For the first half of 2016 (1H16) Cemig reports profit of R$ 207,331, which is 89.73% lower than its profit of R$ 2,018,891 in first half 2015 (1H15). The following pages describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in first half 2016 was 65.36% below that of first half 2015:

Ebitda – R$ ‘000	1H16	1H15	Change, %
Net profit for the period	207,331	2,018,891	(89,73)
+ Income tax and Social Contribution tax	89,366	838,535	(89,34)
+ Financial revenue (expenses)	624,587	525,031	18,96
+ Depreciation and amortization	398,717	428,708	(7,00)

= Ebitda	1,320,001	3,811,165	(65,36)

Ebitda is a non-accounting measure prepared by the Company, reconciled with its financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net profit, adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Cemig’s Ebitda in 1H16 being 65.36% lower than in 1H15 was mainly due to: (i) lower revenue; and (ii) the extraordinary fair value gain in a stockholding transaction in 2015. In line with the lower Ebitda, Ebitda margin was 14.34% in 1H16, compared to 33.90% in 1H15 – a reduction of 57.70% in the numerical scale of Ebitda margin.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from supply of electricity

Revenue from supply of electricity in 1H16 was R$ 11,528,165, which was 5.21% higher than in 1H15 (R$ 10,957,746).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1H16 was R$ 10,279,289 – this was 10.99% more than the figure for 1H15, of R$ 9,569,719.

The main factors in revenue in 2015 were:

◾	The Extraordinary Tariff Adjustment (RTE) for Cemig D, which resulted in an average increase in consumers’ tariffs of 28.76%, applicable from March 2, 2015 (full effect in 2016).

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 7.07%, effective from April 8, 2015 (full effect in 2016).

◾	The Annual Tariff Adjustment, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016.

◾	Volume of electricity sold 7.41% lower.

Cemig’s electricity market

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

The tables below show Cemig’s market in more detail, itemizing transactions in 1H16 compared with 1H15.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows consumption itemized by type of consumer:

	MWh (1)
	Jun. 30, 2016	Jun. 30, 2015	Change, %
Residential	5,016,742	4,949,413	1.36
Industrial	9,509,867	11,588,756	(17.94)
Commercial, Services and Others	3,384,948	3,260,567	3.81
Rural	1,683,739	1,544,410	9.02
Public authorities	451,683	441,322	2.35
Public lighting	673,420	660,596	1.94
Public service	612,103	596,686	2.58

Subtotal	21,332,502	23,041,750	(7.42)

Own consumption	19,086	18,914	0.91

	21,351,588	23,060,664	(7.41)

Wholesale supply to other concession holders (2)	5,806,389	6,918,908	(16.08)

Total	27,157,977	29,979,572	(9.41)

(1)	Information in MWh has not been reviewed by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

A highlight is volume of electricity sold to industrial users 17.94% lower, basically due to lower levels of economic activity in 2016, with a direct effect on consumption of electricity by this user segment.

On the other hand consumption by the rural consumer category was 9.02% higher, mainly reflecting higher use for irrigation, and also growth in the number of consumers.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to Free Consumers, for transport of electricity sold. In the first half of 2016 it totaled R$ 836,580, compared to R$ 730,882 in the first half of 2015 – a year-on-year increase of 14.46%.

The main factors affecting revenue from use of the network in 1H16 were:

◾	A tariff effect of 96.21% in 2015, due to the Extraordinary Tariff Adjustment as from March 2, 2015, and the Annual Tariff Adjustment of April 2015 (full effect in 2016).

◾	Reduction of 0.52% in the tariff for Free Consumers, given in the annual tariff adjustment of May 28, 2016.

◾	Volume of energy transported 7.80% higher.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance represents the amounts that will be passed through in the forthcoming tariff adjustments of Cemig Distribuição: a realization of R$ 663,555 in the first half of 2016, compared to an addition of R$ 762,497 in 1H15. The difference is principally due to the lower costs of electricity acquired in auctions in 2016, and receipt of passthrough funds from the Flag Tariff Account.

For more details please see Note 12.

Transmission indemnity revenue

In the 2Q16 Cemig recognized revenue of R$ 592,469, in relation to the following events:

◾	R$ 43,735 for monetary updating of the balance of indemnity receivable by the IGP-M index, up to May 2016;

◾	R$ 20,381 relating to the difference between the amount of the Preliminary Revision made by Aneel on February 23, 2015 of the Opinion sent by the Company, R$ 1,157,106, and the Final Revision;

◾	R$ 90,442 representing the difference between the variations resulting from the IGP-M index and the IPCA index – since the Company had updated the balance receivable, up to May 2016, by the IGP-M;

◾	R$ 437,911, representing the cost of own capital, calculated on the basis of 10.44% p.a.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

Revenue from Transactions in the Wholesale Electricity Market (CCEE) in 1H16 was R$ 51,672, compared to R$ 1,712,090 in 1H15 – a reduction of 96.98% year-on-year. This is mainly due to (a) the spot price (Preço de Liquidação de Diferenças, or PLD) being 87.51% lower year-on-year in the wholesale market (at R$ 48.53/MWh in 2016 compared to R$ 388.48/MWh in 2015); and (b) the lower quantity of electricity available for settlement in the wholesale market in 2016, mainly because of the output from the São Simão Plant being allocated to serve the Regulated Market under the ‘quota’ regime, as from September 16, 2015, in accordance with Ministerial Order 432/2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of that plant. Thus, the volume of electricity becoming available from the Company was used basically in complying with its contracts with final consumers and other concession holders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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Revenue from supply of gas

The Company reported revenue from supply of gas 18.01% lower year-on-year in 1H16, at R$ 697,492, compared to R$ 850,720 in 1H15, mainly due to the volume of gas sold being 33.88% lower, at 505,094m³, in 1H6, compared to 1H15 (763,944m³) – this effect being partially offset by the adjustments in rates charged.

Construction Revenue

Construction and infrastructure revenues (transmission, distribution and gas) totaled R$ 583,733 in 1H16, 16.83% more than their total of R$ 499,663 in 1H15. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other items of operational revenues

The Company’s Other revenues were 4.54% higher in 1H16, at R$ 854,621, than in 1H15 (R$ 817,511).

Sector / Regulatory charges – deductions from revenue

The charges that are recorded as deductions from operational revenue totaled R$ 5,424,064 in 1H16, 5.44% more than in 1H15 (R$ 5,144,222).

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations arise, substantially, from the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses in 1H16 totaled R$ 8,298,565, which was 4.50% lower than in 1H16 (R$ 8,689,642). There is more information on the components of Operational costs and expenses in Note 24.

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 1H16 was R$ 3,956,110, which compares to R$ 4,733,681 in 1H15, a year-on-year reduction of 16.43%. The main factors are:

◾	Expenses on electricity acquired at auctions 41.87% lower, at R$ 1,212,275 in 1H16, vs. R$ 2,085,475 in 1H15, mainly due to some of the thermoelectric plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on combustion fuel for those plants.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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◾	The expense on electricity from Itaipu Binacional was 21.22% lower. This amount is indexed to the US dollar, and was R$ 607,291 in 1H16, compared to R$ 770,844 in 1H15. This change basically reflects the the reduction of the tariff, which was US$ 38.07/kW-month in 1H15, and was US$ 25.78/kW-month from January 2016.

◾	The cost of purchases of supply in the short-term market was lower by 37.76% – at R$ 290,924 in 1h16, vs. R$ 467,403 in 1H15) – reflecting the lower cost of electricity in the wholesale market in 2016.

Charges for Use of the Transmission Network

Charges for use of the transmission network in 1H16 totaled R$ 525,912, compared to R$ 492,643 in 1H15, a year-on-year increase of 6.75%.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operational provisions in 1H16 were R$ 733,612, 168.72% higher than in 1H15 (R$ 273,005). The main factors in this change are:

◾	Constitution of a provision, in 2016, of R$ 460,363 for the options related to the investments in Parati and SAAG, in comparison with a total provision of R$ 160,433 in 2015. More details on the criteria for making of these provisions are in Note 13 (Under Put options).

◾	Higher provisions for doubtful receivables: R$ 174,566 in 1H16, compared to R$ 58,077 in 1H15 – mainly reflecting a higher level of default, influenced by the significant increase in elecricity tariffs put in place in 2015, and also the Brazilian macroeconomic context.

◾	Higher provisions for contingencies, among which we highlight: higher regulatory provisions – at R$ 12,952 in 1H16, vs. R$ 2,843 in 1H15, reflecting an administrative infringement notice served by Aneel, relating to valuation of electricity distribution services. For more information see Note 21.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Personnel

The expense on personnel in 1H16 was R$ 843,215, 26.01% higher than in 1H15 (R$ 669,147). This arises mainly from the following factors:

◾	Salary increases of 3% from March 2015 (full effect in 2016), as a result of the collective negotiation decided by the courts on application from organizations representing the employees.

◾	Salary increases of 10.33% under the Collective Work Agreement, as from November 2015.

◾	Recognition, in 1H16, of an expense of R$ 63,885 on the voluntary retirement plan.

Employees’ and managers’ profit shares

This expense in 1H16 was R$ 6,200, compared to R$ 145,216 in 1H15. The difference reflects the Company’s lower profit – since it is calculated as a percentage of profit.

Raw materials and inputs for production of electricity

The expense on raw materials and inputs for production of electricity was R$ 27 in 1H16, or 99.96% less than in 1H15 (R$ 74,971). This reflects the fact that the Igarapé Thermal Generation Plant was de-activated as from August 2015, at the orders of the National Electricity System Operator (ONS) – so that the Company ceased to buy the fuel oil required to operate it.

Construction cost

Infrastructure Construction Costs were R$ 583,733 in 1H16, 16.83% higher than in 1H15 (R$ 499,663). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas bought for resale

In 1H16 the company records an expense of R$ 427,009 on acquisition of gas, 18.50% lower than its comparable expense of R$ 523,922 in 1H15. The lower figure reflects a lower volume of gas purchased (503,495m³ in 1H16 compared to 758,347m³ in 1H15).

Fair value gain (loss) on stockholding transaction

In 2015 the Company posted a gain of R$ 734,530 on the constitution of Aliança Geração de Energia, as described in more detail in Note 13.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Equity method gain (loss)

In 1H16 Cemig posted a net equity method gain of R$ 14,042, which compares with a net gain of R$ 95,810 in 1H15. The difference mainly reflects a loss of R$ 183,238 in 2016 on the interest in Renova Energia, due primarily to the loss posted on investment in TerraForm and write-down for the put option with SunEdison, as described in more detail in Note 13.

Net financial revenue (expenses)

Cemig reported net financial expenses in 1H16 of R$ 624,587, which compares with net financial expenses of R$ 525,031 in 1H15. The main factors are:

◾	Lower gain on updating of financial assets reported for the Remuneration Assets Base (BRR): R$ 5,325 in 1H16, vs. R$ 193,673 in 1H15. This reflects the reduction in the BRR after the renewal of the concession contract in December 2015. See more details in Note 12.

◾	Monetary updating on loans and financings 48.93% higher, at R$ 907,801 in 1H16, compared to R$ 609,549 in 1H15. This mainly reflects higher debt indexed to the CDI Rate in 2016; and also the higher aggregate CDI rate over the period: 6.72% in 1H16, compared to 5.92% in 1H15.

◾	It also reflects monetary updating on the balances of the CVA Account and the Other financial components element in tariff increases, being R$ 187,564 in 1H16, compared to R$ 32,288 in 1H15, due to the higher net balance of the assets in 2016.

For a breakdown of financial revenues and expenses please see Note 25.

Income tax and Social Contribution tax

In 1H16, the expense on income tax and the Social Contribution tax totaled R$ 89,366, on pre-tax profit of R$ 296,697, an effective rate of 30.12%.

In 1H15, the expense on income tax and the Social Contribution tax totaled R$ 838,535, on pre-tax profit of R$ 2,857,426, an effective rate of 29.35%. These effective rates are reconciled with the nominal tax rates in Note 9.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Results for the second quarter

For the second quarter of 2016 (2Q16) Cemig reports profit of R$ 202,124, which is 62.17% lower than its profit of R$ 534,264 in second quarter 2015 (2Q15). The following pages describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in 2Q16 was 45.09% lower than in 2Q15:

Ebitda – R$ ‘000	2Q16	2Q15	Change, %
Net profit for the period	202,124	534,264	(62.17)
+ Income tax and Social Contribution tax	62,833	264,840	(76.28)
+ Financial revenue (expenses)	212,029	251,581	(15.72)
+ Depreciation and amortization	199,684	181,587	9.97

= Ebitda	676,670	1,232,272	(45.09)

Ebitda is a non-accounting measure prepared by the Company, reconciled with its financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net profit, adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Cemig’s consolidated Ebitda in 2Q16 being 45.09% lower than in 2Q15 was mainly a reflection of lower revenue: R$ 4,754,147 in 2Q16, vs. R$ 5,392,480 in 2Q15. In line with the lower Ebitda, Ebitda margin in 2Q16 was 14.24%, compared to 22.85% in 2Q15 – a proportionate reduction in numerical terms of 37.67%.

Revenue from supply of electricity

Total revenue from supply of electricity to final consumers in 2Q16 was R$ 5,613,352, or 3.53% less than the revenue of R$ 5,818,505 in 2Q15.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q16 was R$ 4,972,531, or 5.79% less than the figure for 2Q15, of R$ 5,277,989.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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The main factors in revenue in 2015 were:

◾	An annual tariff adjustment, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016.

◾	Volume of electricity sold to final consumers 5.63% lower year-on-year.

◾	The revenue from the ‘Flag Tariff’ system was lower, due to the alteration of the ‘flag’ which was in effect: the ‘Green Flag’ was in force in 2Q16, whereas the ‘Red Flag’ was in force in 2Q15. As a result the amount received in 2016 was only R$ 28,666, compared to R$ 387,280 in 2015 – a reduction of 92.60%.

Cemig’s electricity market

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

The tables below show Cemig’s market in more detail, itemizing transactions in 2Q16 and comparing with 2Q15. This table shows consumption itemized by type of consumer:

	MWh (1)
	2Q16	2Q15	Change, %
Residential	2,526,223	2,386,270	5.86
Industrial	4,671,891	5,771,862	(19.06)
Commercial, Services and Others	1,697,134	1,563,963	8.51
Rural	959,912	749,687	28.04
Public authorities	236,278	223,734	5.61
Public lighting	344,358	329,545	4.49
Public service	319,218	280,302	13.88

Subtotal	10,755,014	11,305,363	(4.87)

Own consumption	9,634	9,095	5.93

	10,764,648	11,314,458	(4.86)

Wholesale supply to other concession holders (2)	3,109,757	2,883,357	7.85

Total	13,874,405	14,197,815	(2.28)

(1)	Information in MWh has not been reviewed by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

A highlight is volume of electricity sold to industrial users 19.06% lower, basically due to lower levels of economic activity in 2016, with a direct effect on consumption of electricity by this user segment.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging of the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), to Free Consumers, for transport of electricity sold. In 2Q16 it was R$ 427,495, compared to R$ 520,785 in 2Q15 – i.e. 17.91% lower year-on-year.

In the second quarter of 2015, Aneel decided the new CDE charges, in compliance with a court injunction that suspended part of the payment of the CDE charge for members of the Brazilian Association of Large Industrial Consumers and Free Consumers of Electricity (Associação Brasileira de Grandes Consumidores Industriais de Energia e de Consumidores Livres, or Abrace). This suspension resulted in the company’s Revenue from Use of the Network in the second quarter 2016 being lower than in second quarter 2015.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance represents the amounts that will be passed through in the forthcoming tariff adjustments of Cemig Distribuição: a realization of R$ 531,351 in the second quarter of 2016, compared to an addition of R$ 212,227 in 2Q15. This variation is principally due to the reduction of the costs of electricity acquired in auctions in relation to the costs used as a basis for tariffs.

For more details please see Note 12.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

Revenue from Transactions in the Wholesale Electricity Market (CCEE) in 2Q16 was R$ 49,042, compared to R$ 701,158 in 2Q15 – a reduction of 93.01 % year-on-year. This is mainly due to (a) the spot price (Preço de Liquidação de Diferenças, or PLD) being 82.52% lower year-on-year in the wholesale market (at R$ 62.37/MWh in 2016 compared to R$ 356.81/MWh in 2015); and (b) the lower quantity of electricity available for settlement in the wholesale market in 2016, mainly because of the output from the São Simão Plant being allocated to serve the Regulated Market under the ‘quota’ regime, as from September 16, 2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of that plant.

Transmission indemnity revenue

In 2Q16 Cemig recognized revenue of R$ 561,226, in relation to the following events:

◾	R$ 12,491 for monetary updating of the balance of indemnity receivable by the IGP-M index, up to May 2016;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	R$ 20,381 relating to the difference between the amount of the Preliminary Revision made by Aneel on February 23, 2015 of the Opinion sent by the Company, R$ 1,157,106, and the Final Revision;

◾	R$ 90,442 representing the difference between the variations resulting from the IGP-M index and the IPCA index – since the Company had updated the balance receivable, up to May 2016, by the IGP-M;

◾	R$ 437,911, representing the cost of own capital, calculated on the basis of 10.44% p.a.

Revenue from supply of gas

The Company reported revenue from supply of gas 25.02% lower year-on-year in 2Q16, at R$ 318,841, compared to R$ 425,217 in 2Q15, mainly due to the lower volume of gas sold: 216,135m³ in 2Q16, compared to 380,536m³ in 2Q15.

Construction Revenue

Construction and infrastructure revenues (transmission, distribution and gas) totaled R$ 348,712 in 2Q16, 31.05% more than their total of R$ 266,090 in 2Q15. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other items of operational revenues

The Company’s Other revenues were 5.63% lower in 2Q16 (at R$ 420,332), than in 2Q15 (R$ 445,427).

Sector / Regulatory charges – deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 2Q16 was R$ 2,521,430 – or 17.38% lower than in 2Q15 (R$ 3,051,801).

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The charges for the CDE in 2Q16 were R$ 465,804, compared to R$ 858,556 in 2Q15.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consumer charges – the ‘Flag Tariff’ system

Lower charges in the Flag Tariff system: the ‘Green Flag’ was in force in 2Q16, while the ‘Red Flag’ was in force in 2Q15. The charges to the consumer under the Flag Tariff system totaled R$ 69,953 in 2Q16, or 77.63% less than the charges of R$ 312,771 in 2Q15.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses were not significantly different between the two periods: they were R$ 4,349,130 in 2Q16, and R$ 4,347,513 in 2Q15. There is more information on the components of Operational costs and expenses in Note 24.

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2Q16 was R$ 2,024,749, or 12.43% less than in 2Q15 (R$ 2,312,277). The main factors are:

◾	Expenses on electricity acquired at auctions 42.84% lower, at R$ 553,236 in 2Q16, vs. R$ 967,811 in 2Q15, mainly due to some of the thermoelectric plants being deactivated in 2016 due to the improvement in the level of the reservoirs of the hydroelectric plants in the system, with a resulting reduction in the expense on combustion fuel for those plants.

◾	The expense on electricity from Itaipu Binacional 27.53% lower year-on-year, at R$ 290,716 in 2Q16, compared to R$ 401,174 in 2Q15. This change basically reflects the reduction of the tariff, which was US$38.07/kW-month in 2Q15, and was US$ 25.78/kW-month from January 2016.

Charges for use of the Transmission Network

Charges for use of the national grid in 2Q16 totaled R$ 267,206, compared to R$ 251,254 in 2Q15, a year-on-year increase of 6.35%.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operational Provisions were 109.64% higher year-on-year in the quarter – an expense of R$ 481,842 in 2Q16, compared to R$ 229,841 in 2Q15. The main factors in this change are:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	Provisions, of R$ 355,053 and R$ 16,520, respectively, made for the put options on the investments in Parati and SAAG. More details on the criteria for making of these provisions are in Note 13 (Under Put options).

◾	Higher provisions for doubtful receivables: R$ 98,303 in 2Q16, compared to R$ 30,973 in 2Q15 – mainly reflecting a higher level of default, influenced by the significant increase in elecricity tariffs put in place in 2015, and also the Brazilian macroeconomic context

Personnel

Personnel expenses were R$ 429,808 in 2Q16, compared to R$ 332,709 in 2Q16, an increase of 29.18%. This arises mainly from the following factors:

◾	Salary increases, under the Collective Work Agreement, of 10.33%, as from November 2015.

◾	Recognition, in 2Q16, of an expense of R$ 63,885 on the voluntary retirement plan.

Employees’ and managers’ profit shares

This expense in 2Q16 was R$ 6,200, compared to R$ 64,243 in 2Q15. The difference reflects the Company’s lower profit – since it is calculated as a percentage of profit.

Raw materials and inputs for production of electricity

The expense on raw materials and inputs for production of electricity was R$ 9 in 2Q16, compared to R$ 2,547 in 2Q15. This reflects the fact that the Igarapé Thermal Generation Plant was de-activated as from August 2015, at the orders of the National Electricity System Operator (ONS) – so that the Company ceased to buy the fuel oil required to operate it.

Construction cost

Infrastructure construction cost in 2Q16 was R$ 348,712, 31.05% more than in 2Q15 (R$ 266,090). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas bought for resale

In 2Q16 the Company recorded an expense of R$ 189,146 on acquisition of gas, 27.78% lower than its comparable expense of R$ 261,914 in 2Q15. This is basically due to a lower volume of gas purchased (215,901m³ in 2Q16, vs. 377,681m³ in 2Q15).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Equity method gain (loss)

In 2Q16 Cemig posted a net equity method gain of R$ 71,969, which compares with a net gain of R$ 5,718 in 2Q15. This principally reflects the effects of the interests in Madeira Energia, Renova and Guanhães Energia, which in aggregate provided a net loss by the equity method of R$ 71,359 in the second quarter of 2015, as described in more detail in Note 13.

Net financial revenue (expenses)

Cemig reported net financial expenses in 2Q16 of R$ 212,029, compared to net financial expenses of R$ 251,581 in 2Q15. The main factors are:

◾	Higher revenue from monetary variation on the CVA balances and Other financial components of tariffs as a result of the higher balance of these assets in 2016: R$ 167,832 in 2Q16, compared to an expense of R$ 8,198 in 2Q15.

◾	Higher revenue from financial investments, of R$ 76,671 in 2Q16, compared to R$ 53,704 in 2Q15, primarily due to a higher balance of financial investments in 2016, and a higher variation from the CDI rate in the period (3.31% in 2Q16, vs. 2.98% in 2Q15).

◾	Lower gain from updating of the Remuneration Base of Assets (BRR): R$ 3,479 in 2Q16, compared to R$ 102,120 in 2Q15. This reflects the reduction in the BRR after the renewal of the concession contract in December 2015. See more details in Note 12.

◾	Expense on monetary updating of loans and financings 24.10% lower, at R$ 69,172 in 2Q16, compared to R$ 91,139 in 2Q15. This is due to the lower variation represented by the IPCA index in the period (1.75% in 2Q16, compared to 2.26% in 2Q15).

◾	Charges for loans and financings 51.19% higher, at R$ 479,323 in 2Q16, compared to R$ 317,036 in 2Q15. This mainly reflects higher debt indexed to the CDI rate; and also the higher variation provided by the CDI rate, itself, at 3.31% in 2Q16 compared to 2.98% in 2Q15.

For a breakdown of financial revenues and expenses please see Note 25.

Income tax and Social Contribution tax

In 2Q16, the expense on income tax and the Social Contribution tax totaled R$ 62,833, on pre-tax profit of R$ 264,957, an effective rate of 23.71%.

In 2Q15, the expense on income tax and the Social Contribution tax totaled R$ 264,840, on pre-tax profit of R$ 799,104, an effective rate of 33.14%. These effective rates are reconciled with the nominal tax rates in Note 9.

* * * * * * * * * * * *

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(The original is signed by:)
Mauro Borges Lemos	Paulo Roberto Castellari Porchia	Fabiano Maia Pereira
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer
Luís Fernando Paroli Santos	Franklin Moreira Gonçalves	Márcio Lúcio Serrano
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations and Resources
Mauro Borges Lemos	Luís Fernando Paroli Santos	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer
César Vaz de Melo Fernandes		Raul Lycurgo Leite
Chief Business Development Officer		Chief Counsel
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.